 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 4, 1997
                                                     REGISTRATION NO. 333-36413
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  -----------

                POST-EFFECTIVE AMENDMENT NO. 2 TO FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                  -----------
                              YURIE SYSTEMS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       DELAWARE                       3669                   52-1778987
   (STATE OR OTHER              (PRIMARY STANDARD         (I.R.S. EMPLOYER
   JURISDICTION OF                  INDUSTRIAL            IDENTIFICATION NO.)
   INCORPORATION OR             CLASSIFICATION CODE
    ORGANIZATION)                    NUMBER)


                            8301 PROFESSIONAL PLACE
                            LANDOVER, MD 20785-2237
                                (301) 352-4600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                               JOHN J. MCDONNELL
                         GENERAL COUNSEL AND SECRETARY
                              YURIE SYSTEMS, INC.
                            8301 PROFESSIONAL PLACE
                            LANDOVER, MD 20785-2237
                                (301) 352-4600
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  -----------
                                  COPIES TO:

                          STEPHEN I. GLOVER, ESQUIRE
                   FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                        1001 PENNSYLVANIA AVENUE, N.W.
                                   SUITE 800
                           WASHINGTON, DC 20004-2505
                                (202) 639-7000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                  -----------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

================================================================================

                              YURIE SYSTEMS, INC.

                             CROSS-REFERENCE SHEET

         PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING LOCATION IN
                     PROSPECTUS OF PART I ITEMS OF FORM S-1

      ITEM NUMBER AND HEADING IN
    FORM S-1 REGISTRATION STATEMENT               LOCATION IN PROSPECTUS
    -------------------------------               ----------------------
 1.Forepart of the Registration
     Statement and Outside Front Cover
     of Prospectus.....................  Facing Page; Outside Front Cover Page
 2.Inside Front and Outside Back Cover
     Pages of Prospectus...............  Inside Front and Outside Back Cover
                                          Pages
 3.Summary Information, Risk Factors
     and Ratio of Earnings to Fixed
     Changes...........................  Prospectus Summary; Risk Factors
 4.Use of Proceeds.....................  Use of Proceeds
 5.Determination of Offering Price.....  Outside Front Cover Page
 6.Dilution............................  Not Applicable
 7.Selling Security Holders............  Principal and Selling Stockholders
 8.Plan of Distribution................  Outside and Inside Front Cover Pages;
                                          Outside Back Cover Page
 9.Description of Securities to be
     Registered........................  Description of Capital Stock; Shares
                                          Eligible for Future Sale
10.Interests of Named Experts and
     Counsel...........................  Not Applicable
11.Information with Respect to the
     Registrant........................  Outside and Inside Front Cover Pages;
                                          Prospectus Summary; Risk Factors;
                                          Dividend Policy; Dilution;
                                          Capitalization; Selected Consolidated
                                          Financial Data; Management's Discussion
                                          and Analysis of Financial Condition and
                                          Results of Operations; Business;
                                          Management; Certain Transactions;
                                          Principal and Selling Stockholders;
                                          Description of Capital Stock; Shares
                                          Eligible for Future Sale; Consolidated
                                          Financial Statements
12.Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities.......................  Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +LAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS                                                 SUBJECT TO COMPLETION

                                                     DATED NOVEMBER 4, 1997

                                2,020,000 Shares

                           [LOGO OF YURIE APPEARS HERE]

                                  Common Stock

                                   --------

  All the 2,020,000 shares of Common Stock, $.01 par value per share (the "Common Stock") offered hereby are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company has registered these shares, at its own expense, pursuant to certain registration rights held by the Selling Stockholders. The Company will not receive any proceeds from the sale of the shares to be sold by the Selling Stockholders. Of the 2,020,000 shares of Common Stock offered hereby, 20,000 shares of Common Stock are to be issued from time to time upon the exercise of stock options described herein. See "Principal and Selling Stockholders."

  The Company's common stock is traded on the Nasdaq National Market under the trading symbol "YURI." On November 3, 1997, the last reported sale price of the common stock on the Nasdaq National Market was $31.0625 per share. See "Price Range of Common Stock."

                                   --------

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                     FACTORS" COMMENCING ON PAGE 5 HEREOF.

                                   --------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PRICE
                                       TO        PROCEEDS TO       PROCEEDS TO
                                     PUBLIC       COMPANY(1)      STOCKHOLDERS
------------------------------------------------------------------------------
Per Share......................       $             $0.00             $
------------------------------------------------------------------------------
Total..........................       $             $0.00             $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1)Expenses, which are estimated at $150,000, are payable by the Company.

              THE DATE OF THIS PROSPECTUS IS NOVEMBER  , 1997

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus.

                                  THE COMPANY

  Yurie Systems, Inc. ("Yurie" or the "Company") designs, manufactures, markets and services asynchronous transfer mode ("ATM") access products for telecommunications service providers, Internet service providers, corporate end users and government end users. ATM is a standard for packaging and switching digital information that facilitates high speed information transmission with a high degree of efficiency. End users of telecommunications services have traditionally maintained separate wide area networks ("WANs") for transmitting voice, data, video and other electronic information among geographically dispersed locations. ATM technology is conducive to consolidating these networks. The network consolidation brought about by employing ATM access products can provide savings in WAN communication costs and simplify network management.

  Yurie is a leading supplier of ATM access products. The Company's LDR100, introduced in February 1995, was one of the first commercially available ATM access products. The LDR200, designed primarily for telecommunications carriers and Internet service providers, was released in September 1996. The LDR50, designed for mid-sized to large corporate offices, was released in March 1997. The Company designed its ATM access products to be flexible and scaleable, so that customers can realize the benefits of ATM while preserving their investments in existing equipment. The LDR products adhere to industry-wide technical standards, allowing users to integrate the products into current networks operating with other standards-compliant products. Yurie's proprietary adaptive queue management algorithm ("AQueMan") allows the LDR products to reduce network congestion while maintaining quality of service. The Company's Limitless ATM Network Protocol ("LANET") is capable of transporting ATM traffic over circuits of varying speed and quality, including poor quality circuits. The Company's ATM access products incorporate a variety of value-added features, including compact size, scaleability, reliability, and a broad variety of access interfaces.

  The Company's strategy centers on maintaining its technological leadership, developing the telecommunications service provider, private label partner and corporate end user markets while continuing to pursue government end user markets, developing international markets and building strategic relationships. To enhance its distribution efforts and pursue the telecommunications service provider and corporate end user markets, the Company has established a nationwide direct sales force which currently consists of 15 sales personnel.

  In 1995, Yurie granted AT&T the exclusive right to market and sell the LDR100 and the LDR200, including future designs, upgrades features and functionalities, in U.S. federal, state and local government markets, as well as certain foreign government markets (the "AT&T Agreement"), through December 1998, subject to AT&T's option to extend the AT&T Agreement in one-year periods through December 2001. In the discussions leading up to their recently announced OEM agreements with Yurie, both Lucent Technologies, Inc. ("Lucent") and Bay Networks, Inc. ("Bay") expressed an interest in marketing and selling Yurie products directly to government markets. Several other prospective customers of the Company also expressed an interest in such direct access. As a result, the Company began discussions with AT&T regarding AT&T's exclusive right to market and sell Yurie products in government markets. On November 3, 1997, Yurie and AT&T entered into an agreement restructuring the terms of the AT&T Agreement (the "Restructured Agreement"), pursuant to which AT&T will no longer have the exclusive right to market and sell Yurie products in government markets. In addition, pursuant to the terms of the Restructured Agreement, AT&T will no longer be required to make its remaining minimum purchases of LDR products in 1997 and 1998 totaling approximately $14.0 million. See "Business-- AT&T Relationship"

  The Company also has a significant customer relationship with Splitrock Services, Inc. ("Splitrock"), a Texas corporation that provides communications services specifically configured to meet the needs of large network users. Splitrock has recently purchased the underlying network assets of Prodigy Services Corporation, an Internet service provider (the "Prodigy Network"). During the first six months of 1997,

Splitrock purchased $4.8 million of LDR products from the Company. Yurie and Splitrock have entered into an agreement (the "Splitrock Agreement") that requires Splitrock to purchase a minimum of $20.0 million of LDR products in the period from July 1997 to December 1998. Under the Splitrock Agreement, Yurie has also agreed to provide services to support deployment and implementation of Yurie's products in Splitrock's network on a time and materials basis. Kwok L. Li, the Chief Technology Officer and Vice Chairman of the Board of Yurie, is currently the majority shareholder and acting Chairman of the Board of Splitrock.

  In August 1997, the Company signed a three-year OEM agreement with Lucent Under this agreement, Lucent will sell Yurie's LDR200 and LDR50 access products under the Lucent brand. Lucent has no minimum purchase obligation under this agreement.

  In September 1997, the Company entered into a three-year OEM agreement with Bay under which Bay may order from the Company and sell under Bay's brand name the Company's LDR products and related software. Pursuant to this agreement, Bay has purchased approximately $2.4 million of the Company's LDR products. Bay has no minimum purchase obligation under the agreement.

  The Company has recently agreed to purchase privately-held Data Labs, Inc. ("Data Labs"), a Maryland corporation, in a stock-for-stock merger in exchange for 358,412 shares of the Company's Common Stock. The Company expects to consummate the merger in November 1997. The transaction is intended to be structured as a tax-free pooling of interests, and is subject to customary conditions, including execution of a definitive merger agreement and approval by both companies' boards of directors and by Data Labs stockholders. The Common Stock to be issued in the merger will not be registered under the federal securities laws.

  Data Labs designs, manufactures and markets ATM access products. Data Lab's Virtual Access product line aggregates voice, video and data traffic onto a single wide area network link facilitating ATM at T1 rates and lower, and offers cost-effective ATM access to branch and small regional offices. The Company currently resells the Data Labs VA 1000. Data Labs currently employs 23 individuals, of which 11 are involved in engineering.

  The Company was founded in February 1992 by Dr. Jeong H. Kim, the Company's Chief Executive Officer and Chairman of the Board of Directors. The Company began developing ATM products in 1994 and began product shipments in February 1995. Prior to 1994, the Company's business operations consisted primarily of telecommunications consulting and related service activities. In January 1997, the Company won Data Communications' Hot Product Award for WAN gear and in May 1997, Business Week magazine named the Company America's #1 Hot Growth Company.

  The Company was incorporated under the laws of the State of Maryland in February 1992 as Integrated Systems Technology, Inc. In April 1996, it changed its name to Yurie Systems, Inc. and reincorporated in Delaware in August 1996. Yurie's executive offices are located at 8301 Professional Place, Landover, Maryland 20785-2237, its telephone number is (301) 352-4600, its e-mail address is info@yurie.com and its World Wide Web site address is http://www.yurie.com.

                                  RISK FACTORS

  An investment in the Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE OFFERING

Common Stock offered by the
 Selling Stockholders.........  2,020,000 shares

Common Stock outstanding
 after the offering...........  24,929,976 shares(1)

Use of proceeds...............  This offering is made by certain Selling
                                Stockholders and the Company will not receive any of the proceeds of such sales. See "Use of Proceeds" and "Principal and Selling Stockholders".

Nasdaq National Market
 symbol.......................  "YURI"
--------
(1) Assumes the exercise by Oneline Management, Inc. ("Oneline") of an option to purchase 20,000 shares of common stock of the Company for an aggregate exercise price of $240,000 (the "Oneline Option"). Excludes 5,013,168 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 1997 at a weighted average exercise price of approximately $5.95 per share. Also excludes 1,695,165 shares of common stock reserved for future issuance under the Company's 1996 Non Statutory Stock Option Plan (the "Stock Option Plan"), 190,777 shares of common stock reserved for future issuance under the Company's Employee Stock Purchase Plan (the "Stock Purchase Plan") and 196,147 shares of common stock reserved for future issuance under the Company's 401(k) Savings Plan (the "401(k) Plan"). See "Management--Stock Option Plan," "--Stock Purchase Plan" and "--401(k) Plan."

  The following table presents summary audited and unaudited financial data which has been derived from and should be read in conjunction with the Company's Audited and Unaudited Balance Sheets and Statements of Operations and related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,          JUNE 30,
                             -------------------------------- -----------------
                              1993     1994    1995    1996     1996     1997
                             -------  ------- ------- ------- -------- --------
STATEMENT OF OPERATIONS
 DATA:
Total revenue..............  $   194  $ 1,144 $ 5,971 $21,611 $  8,805 $ 19,278
Gross profit...............       52      420   3,460  13,192    5,718   11,512
Income (loss) from
 operations................      (17)     161   1,444   5,099    3,250    3,558
Net income (loss)..........      (23)     121     897   3,152    1,983    2,614
Net income per common
 share.....................  $  0.00  $  0.01 $  0.04 $  0.14 $   0.09 $   0.10
Weighted average common and
 common equivalent shares
 outstanding...............   17,542   17,542  21,710  21,811   21,751   25,728

                                            YEAR ENDED DECEMBER 31,
                                           --------------------------- JUNE 30,
                                           1993  1994    1995   1996     1997
                                           ----  -----  ------ ------- --------
BALANCE SHEET DATA:
Cash and cash equivalents................. $  5  $ 230  $3,780 $ 3,229 $28,742
Working capital...........................  (82)  (130)    552   7,001  51,690
Total assets..............................   97    627   6,192  14,216  61,504
Total stockholders' equity (deficit)......  (77)    44   1,103   9,055  56,335

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Prospectus, in evaluating an investment in the shares of Common Stock offered hereby.

  The Private Securities Litigation Reform Act (the "PLSRA") provides a "safe harbor" for "forward- looking" statements. Certain statements included in this Prospectus are "forward-looking" within the meaning of the PLSRA such as statements regarding the anticipated growth in demand for ATM access products, the anticipated growth in the Company's revenues from the development, manufacture and sale of ATM access products, the expectation that such revenue growth will result largely, from sales of ATM access products to telecommunications service providers and corporate end users and the anticipated expansion of the Company's international activities. Such forward-looking statements, in addition to information contained in Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this Prospectus, are based on the Company's current expectations and are subject to a number of risks and uncertainties that could cause actual results in the future to differ significantly from results expressed or implied in any forward-looking statements made by, or on behalf of, the Company. These and other risks are detailed below. The Company assumes no obligation to update any forward-looking statements contained herein, or that may be made from time to time by, or on behalf of the Company.

  Limited Operating History and Operating Results. The Company was founded in 1992, began developing ATM access products in 1994 and commenced shipping ATM access products in February 1995. Accordingly, there is only a limited operating history upon which to base an evaluation of the Company and its prospects. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets. To address these risks, the Company must, among other things, respond to competitive developments, develop its technologies, commercialize products incorporating these technologies, and attract, retain and motivate qualified employees. There can be no assurance that the Company will be successful in addressing these risks. The Company expects that its operating expenses will increase in the future, and there can be no assurance that its revenues will increase sufficiently to allow it to maintain profitability, either on an annual or quarterly basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Dependence on ATM; Product Concentration. Although ATM is an industry standard, the ATM access market is still emerging and only a limited number of telecommunications service providers have installed ATM networks. All of the Company's product revenue to date has been derived from the sale of ATM access products, and the Company expects that the sale of ATM access products and related services will continue to account for substantially all of its revenues for the foreseeable future. The Company's success will depend on the market acceptance of ATM technology as a preferred networking solution relative to other existing or newly developed solutions. The failure of ATM-based networking products to achieve widespread market acceptance would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Industry Background."

  Sales of the Company's LDR access products have accounted for substantially all of its revenue to date, and these products and related enhancements are expected to continue to account for a majority of the Company's revenue for the foreseeable future. The Company's success depends in large part on continued sales of the LDR product line. A decline in either demand for or the average sales prices of the Company's LDR products, whether as a result of new product introductions by competitors, price competition, technological change, inability to provide enhancements on a timely basis or otherwise, could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--The LDR Product Family and Supporting Services."

  Dependence on Strategic Relationships. A major component of the Company's strategy involves the establishment of strategic relationships with telecommunications equipment providers and telecommunications service providers to leverage these entities' distribution networks. The failure of the Company to establish these relationships would have a material adverse effect on the Company's growth prospects. The Company entered into the AT&T Agreement in August 1995. In the discussions leading up to their recently announced OEM agreements with Yurie, both Lucent and Bay expressed an interest in marketing and selling Yurie products directly to government markets. Several other prospective customers of the Company also expressed an interest in such direct access. As a result, the Company began discussions with AT&T regarding AT&T's exclusive right to market and sell Yurie products in government markets. On November 3, 1997, Yurie and AT&T entered into the Restructured Agreement, pursuant to which AT&T will no longer have the exclusive right to market and sell Yurie products in government markets. In addition, pursuant to the terms of the Restructured Agreement, AT&T will no longer be required to make its remaining minimum purchases of LDR products in 1997 and 1998 totaling approximately $14.0 million. Sales to AT&T represented 52.4%, 71.8% and 87.0% of the Company's revenue during 1994, 1995 and 1996, respectively. For the nine months ended September 30, 1997, sales to AT&T represented 25.8% of the Company's revenue. If the Company fails to replace the sales that would have been made to AT&T under its minimum purchase requirements with sales to other customers, this could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--AT&T Relationship."

  Dependence on Related Party Sales. During 1997, the Company has made substantial product sales to Splitrock, a Texas corporation that provides communications services specifically configured to meet the needs of large network users. Kwok L. Li, the Chief Technology Officer and Vice Chairman of the Board of Yurie, is currently the majority shareholder and acting Chairman of the Board of Splitrock. During the first six months of 1997, Splitrock purchased $4.8 million of LDR products from the Company, and sales to Splitrock accounted for 25.0% of the Company's gross revenue during that period. Yurie and Splitrock recently entered into the Splitrock Agreement, which requires Splitrock to purchase a minimum of $20.0 million of LDR products from the Company in the period from July 1997 to December 1998. The failure of the Company or Splitrock to fulfill any of its material obligations under the Splitrock Agreement would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Splitrock Relationship" and "Certain Transactions."

  Fluctuations in Quarterly and Annual Operating Results. The Company may experience significant fluctuations in future quarterly and annual operating results. Fluctuations may be caused by many factors, including the timing of new product introductions or technological advances by the Company or its competitors; market acceptance of enhanced or new versions of the Company's products, including the LDR200 and the LDR50; the size and timing of individual orders of the Company's products; price reductions by the Company or its competitors; changes in the distribution channels through which the Company's products are sold; the addition or loss of significant customers; the mix of the products sold by the Company; the ability of the Company to obtain sufficient supplies of sole or limited source components for the Company's products; and general economic conditions. Quarterly fluctuations in purchase orders by Splitrock or AT&T, or inventory buildups by Splitrock or AT&T and its customers, also will cause fluctuations in the Company's operating results. In addition, changes in the mix of the products sold by the Company or the distribution channels through which the Company's products are sold may cause fluctuations in the Company's gross and operating margins. Also, the Company's anticipated operating expense levels are based, in part, on its expectations as to future revenue and, as a result, net income may be disproportionately affected by a reduction in revenue.

  The Company has recently experienced a period of revenue growth and a substantial increase in orders, customers and employees. This growth, however, is not necessarily indicative of future results. In addition, in view of the significant growth of the Company's operations in the past two years, the Company believes that period-to-period comparisons of its financial results should not be relied upon as an indication of future performance. The Company has not experienced seasonal trends to date, but the Company's business, operating results and financial condition may be affected by such trends in the future. Fluctuations in operating results may result in volatility in the price of the Company's Common stock. See "Risk Factors--Potential Volatility of Stock Price" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  New Management Team and Strategies. Since April 1997, the Company has recruited and hired Harry J. Carr as its President and Chief Operating Officer and Harry J. D'Andrea as its Chief Financial Officer and Treasurer. Barton Y. Shigemura, the Company's Senior Vice President of Sales and Marketing and most other key members of management, particularly in the areas of sales, marketing, operations and administration joined the Company in 1996. As a result, the key members of the Company's management team have worked together for only a short time. The new management team has recently initiated a series of strategies designed to accelerate the Company's growth. There can be no assurance that these strategies will be successful. In addition, the Company expects to hire additional employees and there can be no assurance that it will be successful in hiring, integrating or retaining these employees. See "Business--Strategy" and "Management."

  Management of Growth. The Company's growth has placed, and will continue to place, strains on its management, operations and systems. To manage its growth, the Company must continuously evaluate the adequacy of its existing systems and procedures, including its financial and internal control systems and management structure. There can be no assurance that the Company's management will adequately anticipate all of the changing demands that growth will impose on the Company's systems, procedures and structure. Any failure by the Company's management to anticipate effectively, implement and manage the changes required to sustain the Company's growth would have a material adverse effect on the Company.

  Dependence on Proprietary Technology. The Company's ability to compete successfully will depend, in part, on its ability to protect the proprietary technology contained in its products. The Company currently relies upon a combination of trade secret, copyright, patent and trademark laws, as well as contractual restrictions, to establish and protect its proprietary rights. The Company also seeks to enter into non-competition, proprietary information and assignment of invention agreements with its employees and non-disclosure agreements with certain of its suppliers, distributors and customers that are designed to limit access to and disclosure of its proprietary information. There can be no assurance that these statutory and contractual arrangements can effectively deter misappropriation of the Company's technology or independent third-party development of competing technologies.

  The Company has one issued patent for its LANET protocol. The Company intends to make the technology covered by the LANET patent available in unmodified form, at no cost to the public, in the belief that this release will create demand for and facilitate widespread use of LANET and increase name recognition for Yurie as the developer of LANET. Two additional patent applications have been filed for (i) the AQueMan algorithm developed by the Company to regulate and prioritize the flow of traffic in ATM access products and (ii) error-tolerant addressing to enhance the ability to transport ATM cells over noisy links (e.g., wireless circuits). The Company intends to file another patent application for a method to simplify authentication and key exchange in the establishment of secure data links. There can be no assurance that the applications will result in issued patents or that the Company's existing patent or future patents will be upheld as valid or prevent the development of competing products. The failure of the Company to obtain a patent for AQueMan, or to be granted patents for any of its other Company-developed technologies, could have a material adverse effect on the Company's business. Defense of patents can be very costly and unsuccessful patent litigation could have a material adverse effect on the Company's competitive position. In addition, there can be no assurance that third parties will not accuse the Company of patent infringement with respect to current or future products. Any such claims could require the Company to spend significant sums in litigation, pay damages, develop non-infringing technology or acquire technology licenses. Also, effective copyright and trade secret protection may not be available in every foreign country in which the Company's products are or may be deployed. See "Business--Intellectual Property, Proprietary Information and Technical Know How."

  Rapid Technological Development; New Products; Product Errors. The market for the Company's products is generally characterized by rapidly changing technology, evolving industry standards and frequent new product introductions that can render existing products obsolete or unmarketable. The Company's success will depend to a substantial degree upon its ability to develop and introduce in a timely fashion, enhancements to its existing products and new products that meet changing customer requirements and emerging industry standards. The failure of the Company to introduce new products and respond to industry changes on a timely basis could have a material adverse effect on the Company's business, results of operations and financial condition.

  The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. Furthermore, the introduction and marketing of new or enhanced products require the Company to manage the transition from existing products in order to minimize disruption in customer purchasing patterns. There can be no assurance that the Company will be successful in developing and marketing, on a timely basis, new products or product enhancements, that its new products will adequately address the changing needs of the marketplace, or that it will successfully manage the transition from existing products. Nor can there be any assurance that the Company will be able to identify, develop, manufacture or support new products successfully, that such new products will gain market acceptance or that the Company will be able to respond effectively to technological changes, emerging industry standards or product announcements by competitors. In addition, the Company has on occasion experienced delays in the introduction of product enhancements and new products. There can be no assurance that in the future the Company will be able to introduce product enhancements or new products on a timely basis. Products as complex as those offered by the Company may contain undetected errors or failures when first introduced or as new versions are released, and such errors have occurred in the Company's products in the past. There can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found in new products after commencement of commercial shipments. The occurrence of such errors could result in the loss or delay in market acceptance of the Company's products, diversion of development resources, damage to the Company's reputation or increased service or warranty costs, any of which could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business--The LDR Product Family and Supporting Services" and "--Research and Development."

  Furthermore, from time to time, the Company may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycle of the Company's existing product offerings. There can be no assurance that announcements of product enhancements or new product offerings will not cause customers to defer purchasing existing Company products or cause resellers to return products to the Company. Failure to introduce new products or product enhancements effectively and on a timely basis, customer delays in purchasing products in anticipation of new product introductions and any inability of the Company to respond effectively to technological changes, emerging industry standards or product announcements by competitors, could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--The LDR Product Family and Supporting Services" and "--Research and Development."

  Highly Competitive and Consolidating Market. Although the market for ATM access products is still evolving, the Company anticipates that it will become intensely competitive. The Company's direct competitors include ADC Kentrox and 3Com. Each of these companies has already produced ATM access products that are directly competitive with the Company's products. In addition, Ascend Communications has developed an ATM access product that will be directly competitive with the Company's products. Other companies, including Cisco Systems/StrataCom, Nortel, General DataComm, Digital Link, Fore Systems and Newbridge Networks have developed networking equipment that may be competitive with the Company's products. The Company expects that some or all of these companies and other networking and computer systems companies may in the future announce plans to develop ATM access products that are directly competitive with the Company's products. In addition, companies with interests in other segments of the ATM market, such as central office equipment vendors, cable television operators and long-distance telephone carriers, including AT&T, may seek to apply their expertise to the ATM markets served by the Company.

  The entrance of new competitors would be likely to intensify competition in the ATM access market. Some of the Company's current and possible future competitors have greater financial, technical, marketing and other resources than the Company, and some have well established relationships with current and potential customers of the Company. It is also possible that alliances among competitors may emerge and rapidly acquire significant market share or that competition will increase as a result of networking industry consolidation. Increased competition may result in price reductions, reduced profitability and loss of market share, any of which would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Competition."

  In addition, there has recently been an increase in acquisitions by large, well-established networking companies of smaller networking companies that possess technology that will allow the larger companies to offer a more complete product line. Among the companies that have announced or completed acquisitions are Cisco Systems, Bay Networks, Cabletron Systems, Fore Systems, Ascend Communications and 3Com. Consolidation within the industry could lead to even greater competition than currently exists. In addition, the ability of these larger companies to offer customers total networking solutions from one vendor in the future may have a material adverse effect on the Company's sales.

  Dependence on Manufacturers and Suppliers. Yurie relies on three manufacturers, Sanmina Corporation, Teledyne Electronic Technologies and Kuchera Industries, Inc., to manufacture the majority of its common equipment circuit packs, backplanes, chassis and printed circuit board assemblies used in the Company's products. Yurie does not have a contract with these or any other manufacturer, and all of the Company's products are manufactured pursuant to individual purchase orders. The Company believes that its orders do not represent a significant portion of these subcontract manufacturers' total business. In the past, Yurie has also used several other manufacturers as supplemental sources for backplanes, chassis and printed circuit boards, and may use these manufacturers in the future as necessary. The Company believes that its strategy of using subcontract manufacturers has increased its flexibility and responsiveness to changes, as it is in a better position to reduce product costs, acquire additional capacity and reduce its capital investment. It is, however, currently relying on a limited number of manufacturers, and if one or more of these manufacturers should experience quality or other problems, such problems could result in delays in product shipments by the Company. To the extent the Company would be required to find replacements for its manufacturers, a change in manufacturers could result in short term cost increases and time delays in deliveries of finished assemblies, which would have a material adverse effect on the Company's business and operating results and possibly on its relationships with customers. While Yurie maintains some level of safety stock on critical components and some level of reserve inventory, these levels would not be sufficient to meet increases in demand occurring simultaneously with delayed deliveries from manufacturers. See "Business-- Manufacturing and Suppliers."

  Certain components used in the Company's products, including microprocessors and communications chips that are manufactured by PMC-Sierra, Inc., Hewlett-Packard Company, Integrated Device Technology, Inc., Xilinx, Inc., Texas Instruments, Analog Devices and Altera Corporation, are currently available from only one supplier. In the past, the Company has experienced shortages of certain of these components because of vendor production problems and the inability of suppliers to increase delivery rates to meet the Company's requirements. In addition, the Company has experienced shortages of certain other key components. These component shortages and delays have resulted in delays in the shipment of the Company's products, and the component shortages have also resulted in higher component costs. When these components are in short supply, Yurie must compete for them with larger companies that often have longer established relationships with these vendors. Certain components used in the Company's products require an order lead time of up to 16 weeks. Other components that currently are readily available may become difficult to obtain in the future. Failure of the Company to predict accurately its required quantities of these long lead time components could result in either shortages or excess inventory of such components, which could have a material adverse effect on the Company's business and operating results.

  Any extended delay in deliveries of components or of finished printed circuit board assemblies would have a material adverse effect on the Company's business and operating results and possibly on its relationships with customers. Although Yurie typically maintains some reserve inventory of components, this inventory would not cover a significant delay in the delivery of such components. See "Business--Manufacturing and Suppliers."

  Dependence on Key Personnel. The Company's success depends to a significant extent upon a number of key technical and management employees, including Jeong H. Kim, the Company's Chief Executive Officer and Chairman of the Board of Directors, Kwok L. Li, the Company's Vice Chairman of the Board and Chief Technical Officer, Harry J. Carr, the Company's President, Chief Operating Officer and a Director, and Barton Y. Shigemura, the Company's Senior Vice President of Sales and Marketing and a Director. The Company has employment agreements with Dr. Kim, Mr. Li and Mr. Carr. Mr. Li is currently the majority shareholder and acting Chairman of the Board of Splitrock and, as such, devotes a significant amount of time to Splitrock. The loss of the services of any of the Company's key employees could have a material adverse effect on the Company. The Company does not maintain life insurance policies on any key employees. In addition, the Company believes that its future success will depend in large part upon its ability to attract and retain additional highly-skilled technical, managerial, sales and marketing personnel. Competition for such personnel is intense. There can be no assurance that the Company will be successful in attracting, hiring, integrating and retaining the personnel that it requires. See "Management--Directors, Executive Officers and Key Employees."

  Compliance with Regulations and Evolving Industry Standards. The Company's products must meet a significant number of voice and data communications regulations and standards, some of which are evolving as new technologies are deployed. In the U.S., the Company's products must comply with various regulations defined by the Federal Communications Commission and Underwriters Laboratories, as well as standards established by Bell Communications Research ("Bellcore"). Internationally, the Company's products must comply with standards established by telecommunications authorities in various countries, as well as with recommendations of the International Telecommunications Union ("ITU"). In addition, telecommunications service providers require that equipment connected to their networks comply with their own standards, which may vary from industry standards. A delay in obtaining, or the failure to obtain, certification of its products domestically or in countries outside of the U.S. could delay or preclude the Company's sales and marketing efforts, which could have a material adverse effect on the Company's business and operating results.

  Industry standards for ATM technology are still evolving. One of the bodies setting industry standards is the ATM Forum, a group of industry participants including equipment manufacturers, telecommunications service providers and end users. As these standards evolve, the Company will be required to modify its products or develop and support new versions of its products. The failure of the Company's products to comply, or delays in achieving compliance, with the various existing and evolving industry standards could delay introduction of the Company's products, which could have a material adverse effect on the Company's business and operating results.

  Government regulatory policies are likely to continue to have a major impact on the pricing of both existing and new public network services and therefore are expected to affect demand for such services and the telecommunications products that support such services. Tariff rates, whether determined autonomously by telecommunications service providers or in response to regulatory directives, may affect the cost effectiveness of deploying public network services. Tariff policies are under continuous review and are subject to change. User uncertainty regarding future policies may also affect demand for telecommunications products, including the Company's products.

  Risks Associated With International Sales and Currency Exchanges. The Company expects that revenue derived from international sales may represent approximately 10% or more of total revenue for the quarter ended September 30, 1997, and anticipates that international sales may increase in absolute dollars and as a percentage of revenue during the year ending December 31, 1997 and in the future. Less than 1% of the Company's revenue in each of the years ended December 31, 1994, December 31, 1995 and December 31, 1996, was derived from orders from international customers. In the six months ended June 30, 1997, 6.0% of the Company's revenue was derived from orders from international customers. The Company intends to expand its sales and marketing efforts outside of the U.S. and enter into international markets which will require significant management attention and financial resources.

  Conducting business outside of the U.S. is subject to certain risks, including longer payment cycles, unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations, greater difficulty in accounts receivable collection and potentially adverse tax consequences. Moreover, gains and losses on the conversion to U.S. dollars of accounts receivable not denominated in U.S. dollars and accounts payable arising from international operations may in the future contribute to fluctuations in the Company's business and operating results. The Company currently has no sales or purchase obligations that are denominated in foreign currencies. Should the Company have a material amount of such sales or purchase obligations in the future, the Company may engage in currency hedging activities or derivative arrangements. Fluctuations in exchange rates could affect demand for the Company's products. The imposition of exchange or price controls or other restrictions on foreign currencies could have a material adverse effect on the Company's business and operating results. As the Company increases its international sales, its revenue may also be affected to a greater extent by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Potential Stock Price Volatility. The market price of the Company's common stock may be volatile. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, developments with respect to patents or proprietary rights, and general market conditions may have a significant effect on the market price of the common stock. Further, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology companies and that often has been unrelated or disproportionate to the operating performance of such companies.

  General Economic Conditions. Demand for the Company's products depends in large part on the overall demand for communications and networking products, which has in the past and may in the future fluctuate significantly based on numerous factors, including capital spending levels and general economic conditions. There can be no assurance that the Company will not experience a decline in demand for its products due to general economic conditions. Any such decline would have a material adverse effect on the Company's business, operating results and financial condition.

  Control by Current Stockholders. Directors and officers of the Company and their affiliates currently own beneficially approximately 71.0% of the outstanding common stock. As a result, these stockholders are able to elect a majority of the Company's Board of Directors and approve all matters requiring stockholder approval, and will have significant control over the Company and the conduct of its business. Such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company.

  Shares Eligible for Future Sale. Sales of substantial amounts of the common stock of the Company in the public market, or the prospect of such sales, could have a material adverse affect on the market price of the common stock. As of September 30, 1997, there were 24,909,976 shares of common stock outstanding, and upon the exercise of the Oneline Option, there will be 24,929,976 shares of common stock outstanding. Of these shares, approximately 16,230,000 shares are held by "affiliates" (as that term is defined in Rule 144 under the Securities Act) and are eligible for sale in accordance with the volume and manner of sale restrictions under Rule 144. All shares held by stockholders that were subject to lock-up restrictions in connection with the Company's initial public offering were freed from such lock-up restrictions on August 4, 1997 and are freely tradeable without restriction or registration under the Securities Act, except any shares held by affiliates of the Company.

  The Company has registered on Form S-8 under the Securities Act 7,000,000 shares of common stock issued or reserved for issuance under the Stock Option Plan, 200,000 shares of common stock issued or reserved for issuance under the Stock Purchase Plan and 200,000 shares of common stock issued or reserved for issuance under the 401(k) Plan. As of September 30, 1997, there were 5,013,168 outstanding options for the purchase of shares under the Stock Option Plan. See "Management--Stock Option Plan." Shares registered and issued pursuant to such registration statement will be freely tradable except to the extent that the holders thereof are deemed to be affiliates of the Company, in which case the transferability of such shares will be subject to the volume limitations set forth in Rule 144 under the Securities Act. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

  Absence of Dividends. The Company has never paid a cash dividend on its common stock. The payment of cash dividends on the common stock is unlikely for the foreseeable future. See "Dividend Policy."

  Antitakeover Effects of Certain Charter, Bylaws and Other Provisions. Certain provisions of the Company's Certificate of Incorporation ("Certificate") and Bylaws and Delaware law could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's common stock. Certain of such provisions allow the Company to issue preferred stock with rights senior to those of the common stock and impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions. In addition, the Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"). See "Description of Capital Stock."

                                USE OF PROCEEDS

  This Prospectus relates to shares of Common Stock that may be offered from time to time by the Selling Stockholders. See "Plan of Distribution" and "Principal and Selling Stockholders." The Company will receive none of the proceeds from the sale of the Common Stock offered hereby by the Selling Stockholders.

  The Company may, however, receive cash proceeds to the extent the Oneline Option is exercised. If the Oneline Option is exercised in full, as to which there can be no assurance, the net proceeds to the Company would be approximately $240,000. The Company would use these proceeds, if any, for general corporate purposes including working capital. See "Principal and Selling Stockholders."

                          PRICE RANGE OF COMMON STOCK

  The Company's common stock has been quoted on the Nasdaq National Market under the symbol YURI since February 4, 1997 following its initial public offering. The following table sets forth the high and low prices, as reported by Nasdaq, for the periods indicated:

                                                                  HIGH    LOW
                                                                 ------- ------
   YEAR ENDED DECEMBER 31, 1997:
     First Quarter (from February 4)............................ $16.750 $9.500
     Second Quarter.............................................  19.125  9.375
     Third Quarter..............................................  37.250 15.750

  On November 3, 1997, the last reported sale price of the Company's common stock as reported by the Nasdaq National Market was $31.0625 and there were approximately 147 holders of record of the Company's common stock as of that date.

                                DIVIDEND POLICY

  The Company has never paid cash dividends on its common stock. The Company currently intends to retain earnings to finance the growth and development of its business and does not anticipate paying cash dividends in the foreseeable future. The declaration and payment by the Company of any future dividends and the amounts thereof will depend upon the Company's results of operations, financial condition, cash requirements, future prospects, limitations imposed by any credit agreements or senior securities and other factors deemed relevant by the Board of Directors.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1997. This table should be read in conjunction with the Company's Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.

                                                                     AS OF
                                                                 JUNE 30, 1997
                                                                 --------------
                                                                 (IN THOUSANDS)
   Stockholders' equity
     Preferred Stock, $.01 par value, 10,000,000 shares
      authorized, none issued and outstanding..................     $    --
     Common Stock, $.01 par value, 50,000,000 shares
      authorized, 24,741,341 shares issued and outstanding(1)..         247
   Additional paid-in capital..................................      49,540
   Retained earnings...........................................       6,548
                                                                    -------
       Total stockholders' equity..............................      56,335
                                                                    -------
       Total capitalization....................................     $56,335
                                                                    =======

--------
(1) Excludes 20,000 shares issuable upon the exercise of the Oneline Option for an aggregate exercise price of $240,000. Also excludes 5,013,168 shares of common stock issuable upon exercise of outstanding stock options as of September 30, 1997 at a weighted average exercise price of approximately $5.95 per share, 1,695,165 shares of common stock reserved for future issuance under the Stock Option Plan, 190,777 shares of common stock reserved for future issuance under the Stock Purchase Plan and 196,147 shares of common stock reserved for future issuance under the 401(k) Plan. See "Management--Stock Option Plan," "--Stock Purchase Plan" and "--401(k) Plan."

                            SELECTED FINANCIAL DATA

  The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of the Company and the notes thereto included elsewhere in this Prospectus. The statements of operations data and the balance sheet data for the years ended December 31, 1994, 1995 and 1996 have been derived from the financial statements of the Company which have been audited by Deloitte & Touche LLP, independent auditors. The statement of operations data and the balance sheet data for the year ended December 31, 1993 have been derived from previously issued financial statements which have been audited by Deloitte & Touche LLP, independent auditors. The statement of operations data and the balance sheet data for the six months ended June 30, 1996 and June 30, 1997 have been derived from the Company's unaudited financial statements which, in the opinion of management, include all significant, normal and recurring adjustments necessary for a fair presentation of the financial position and results of operations for such unaudited period.

                                                              SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,          JUNE 30,
                             -------------------------------- -----------------
                              1993     1994    1995    1996     1996     1997
                             -------  ------- ------- ------- -------- --------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenue:
  Product revenue..........  $   --   $   --  $ 2,870 $18,728 $  7,391   17,399
  Service revenue..........      194    1,144   1,993   2,491    1,027    1,879
  Other revenue............      --       --    1,108     392      392      --
                             -------  ------- ------- ------- -------- --------
    Total revenue..........      194    1,144   5,971  21,611    8,804   19,278
Cost of revenue:
  Cost of product revenue..      --       --    1,327   6,784    2,357    6,397
  Cost of service revenue..      143      723   1,184   1,635      729    1,369
                             -------  ------- ------- ------- -------- --------
    Total cost of revenue..      143      723   2,511   8,419    3,086    7,766
                             -------  ------- ------- ------- -------- --------
Gross profit...............       52      420   3,460  13,192    5,718   11,512
Operating expenses:
  Research and
   development.............        8       40     428   3,846    1,346    3,329
  Sales and marketing......      --       --      --    1,547      286    2,297
  General and
   administrative..........       61      219   1,588   2,700      836    2,329
                             -------  ------- ------- ------- -------- --------
    Total operating
     expenses..............       69      259   2,016   8,093    2,468    7,955
                             -------  ------- ------- ------- -------- --------
Income (loss) from
 operations................      (17)     161   1,444   5,099    3,250    3,557
Other income (expense).....       (6)       2      13      83       55      729
                             -------  ------- ------- ------- -------- --------
Income (loss) before income
 taxes.....................      (23)     162   1,458   5,182    3,305    4,286
Income taxes...............      --        42     561   2,030    1,322    1,672
                             -------  ------- ------- ------- -------- --------
Net income (loss)..........  $   (23) $   121 $   897 $ 3,152 $  1,983 $  2,614
                             =======  ======= ======= ======= ======== ========
Net income (loss) per
 common share..............  $ (0.00) $  0.01 $  0.04 $  0.14 $   0.09 $   0.10
                             =======  ======= ======= ======= ======== ========
Weighted average common and
 common equivalent shares
 outstanding(1)............   17,542   17,542  21,710  21,811   21,751   25,728
                             =======  ======= ======= ======= ======== ========

                                       AS OF DECEMBER 31,
                                    --------------------------- AS OF JUNE 30,
                                    1993  1994    1995   1996        1997
                                    ----  -----  ------ ------- --------------
BALANCE SHEET DATA (AT END OF
 PERIOD):
Cash and cash equivalents.......... $  5  $ 230  $3,780 $ 3,229    $28,742
Working capital....................  (82)  (130)    552   7,001     51,690
Total assets.......................   97    627   6,192  14,216     61,504
Stockholders' equity (deficit).....  (77)    44   1,103   9,055     56,335

--------
(1) Computed on the basis described in Note 1 of Notes to Financial
    Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  Yurie, founded in 1992, designs, manufactures, markets and services ATM access products for telecommunications service providers, corporate end users and government end users. The Company began developing ATM access products in 1994 and began product shipments in February 1995. Prior to 1995, the Company's revenue was derived primarily from telecommunications consulting and related services.

  Today, the Company generates revenue primarily from the sale of the LDR200, an ATM access product released in September 1996, and the LDR50, a related ATM access product which was first shipped in March 1997. Yurie continues to generate revenue from providing telecommunications and networking applications consulting services, though these services generate an increasingly smaller portion of total revenue. Since the release of the LDR100 in 1995, revenue generated from the sale of the LDR products continues to represent an increasingly larger portion of the Company's total revenue, and the Company expects this trend to continue.

  Under the AT&T Agreement, Yurie granted AT&T the exclusive right to market and sell the LDR100 and the LDR200, including future designs, upgrades features and functionalities, in U.S. federal, state and local government markets, as well as certain foreign government markets, through December 1998, subject to AT&T's option to extend the AT&T Agreement in one-year periods through December 2001. In the discussions leading up to their recently announced OEM agreements with Yurie, both Lucent and Bay expressed an interest in marketing and selling Yurie products directly to government markets. Several other prospective customers of the Company also expressed an interest in such direct access. As a result, the Company began discussions with AT&T regarding AT&T's exclusive right to market and sell Yurie products in government markets. On November 3, 1997, Yurie and AT&T entered into the Restructured Agreement, pursuant to which AT&T will no longer have the exclusive right to market and sell Yurie products in government markets. In addition, pursuant to the terms of the Restructured Agreement, AT&T will no longer be required to make its remaining minimum purchases of LDR products in 1997 and 1998 totaling approximately $14.0 million. In 1994, 1995 and 1996 and the nine months ended September 30, 1997, sales to AT&T represented 52.4%, 71.8%, 87.0% and 25.8%, respectively, of the Company's revenue. For the year ended December 31, 1996, the Company shipped a total of $8.3 million of LDR200s to AT&T, $1.8 million in excess of AT&T's 1996 purchase order guarantee for this product of $6.5 million. During the nine months ended September 30, 1997, the Company shipped to AT&T $7.4 million of LDR200s and LDR50s, a product with features and functionalities similar to the LDR200. See "Business--AT&T Relationship."

  The Company also has a significant customer relationship with Splitrock, a Texas corporation that provides communications services specifically configured to meet the needs of large network users. Splitrock has recently purchased the Prodigy Network. During the first six months of 1997, Splitrock purchased $4.8 million of LDR products from the Company. Yurie and Splitrock recently entered into the Splitrock Agreement, which requires Splitrock to purchase a minimum of $20.0 million of LDR products from the Company in the period from July 1997 to December 1998. Under the Splitrock Agreement, Yurie has also agreed to provide services to support deployment and implementation of Yurie's products in Splitrock's network on a time and materials basis. Kwok
L. Li, the Chief Technology Officer and Vice Chairman of the Board of Yurie, is currently the majority shareholder and acting Chairman of the Board of Splitrock. See "Business--Splitrock Relationship."

  In August 1997, the Company signed a three-year OEM agreement with Lucent Technologies. Under this agreement, Lucent will sell Yurie's LDR200 and LDR50 access products under the Lucent brand. Lucent has no minimum purchase obligation under this agreement.

  In September 1997, the Company entered into a three-year OEM agreement with Bay Networks, Inc. under which Bay may order from the Company and sell under Bay's brand name the Company's LDR products and related software. Pursuant to this agreement, Bay has purchased approximately $2.4 million of the Company's LDR products. Bay has no minimum purchase obligation under the agreement.

  In 1995 and 1996, the Company generated non-recurring other revenue from one-time fees earned under the technology evaluation portion of the AT&T Agreement, which called for a total of $1.5 million to be earned over six months beginning in August 1995. All product revenue arising from sales to AT&T is presented net of the applicable discount. See "Business--AT&T Relationship."

  Prior to the Company's granting AT&T the exclusive right to market and sell LDR products in government markets, the Company made direct sales to certain government agencies. Since the Company granted this right to AT&T, AT&T has marketed and sold the Company's products to the government agencies to which the Company initially made direct sales, and the Company expects that AT&T will continue to market and sell Yurie's products to a substantial majority of these agencies as well as additional government agencies. The Company has now developed a direct sales force in order to pursue the telecommunications service provider, private label partners and corporate end user markets. See "Business--Customers and End Users."

  Revenue from the sale of Yurie's LDR product line is recognized upon shipment or upon acceptance of the product depending on the terms of sale. Revenue from the provision of telecommunications and networking applications consulting services is recognized as the services are performed. Payments received in advance of product delivery or the performance of services are recorded as unearned revenue and recognized upon shipment of product or performance of services by the Company. The LDR200 and LDR50 purchase price includes a standard warranty on parts and service, which provides that the product will be free from defects for a period of one year from the date of shipment. The Company does not generate revenue from extended service contracts at this time. The Company is currently considering whether to provide extended service for the Company's products through a third party or in-house.

  Cost of product revenue consists primarily of the direct material, direct labor and subcontract expenses associated with manufacturing and shipping the Company's LDR products. This cost also includes a reserve for warranty expenses. Cost of service revenue consists primarily of direct labor expenses associated with providing the Company's telecommunications and networking applications consulting services. The Company's other revenue has no associated direct costs.

  The Company's operating expenses are composed of research and development, sales and marketing and general and administrative expenses. Research and development expenses consist primarily of personnel costs, as well as the cost of materials, tools and other items associated with product development and prototyping. All software development costs are included in research and development expenses and have been expensed as incurred. Sales and marketing expenses consist primarily of personnel costs, including commissions paid to Company sales personnel, promotional costs and related operating expenses. General and administrative expenses consist primarily of personnel costs associated with general management, finance, information technology and administration, as well as occupancy, accounting, legal and other general operating expenses.

  In view of the Company's rapid revenue growth, the Company believes that period-to-period comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. In addition, the Company's results of operations may fluctuate from period to period in the future.

RESULTS OF OPERATIONS

  The following table sets forth certain financial data expressed as a percentage of total revenue, except other data, which is expressed as a percentage of the applicable revenue type.

                                                               SIX MONTHS
                                  YEAR ENDED DECEMBER 31,    ENDED JUNE 30,
                                  -------------------------  ----------------
                                   1994     1995     1996     1996     1997
                                  -------  -------  -------  -------  -------
STATEMENT OF OPERATIONS DATA:
Revenue:
  Product revenue................     0.0%    48.1%    86.7%    84.0%    90.3%
  Service revenue................   100.0     33.4     11.5     11.6      9.7
  Other revenue..................     0.0     18.5      1.8      4.4      0.0
                                  -------  -------  -------  -------  -------
    Total revenue................   100.0    100.0    100.0    100.0    100.0
Cost of revenue:
  Cost of product revenue........     0.0     22.2     31.4     26.8     33.2
  Cost of service revenue........    63.3     19.8      7.6      8.3      7.1
                                  -------  -------  -------  -------  -------
    Total cost of revenue........    63.3     42.1     39.0     35.1     40.3
                                  -------  -------  -------  -------  -------
Gross profit.....................    36.7     57.9     61.0     64.9     59.7
Operating expenses:
  Research and development.......     3.5      7.2     17.8     15.3     17.3
  Sales and marketing............     0.0      0.0      7.2      3.2     12.0
  General and administrative.....    19.2     26.6     12.5      9.5     12.1
                                  -------  -------  -------  -------  -------
    Total operating expenses.....    22.7     33.8     37.5     28.0     41.4
                                  -------  -------  -------  -------  -------
Income (loss) from operations....    14.1     24.2     23.5     36.9     18.3
Other income (expense)...........     0.1      0.2      0.5      0.6      3.8
                                  -------  -------  -------  -------  -------
Income (loss) before income
 taxes...........................    14.2     24.4     24.0     37.5     22.1
Income taxes.....................     3.6      9.4      9.4     15.0      8.7
                                  -------  -------  -------  -------  -------
Net income (loss)................    10.6%    15.0%    14.6%    22.5%    13.4%
                                  =======  =======  =======  =======  =======
OTHER DATA:
Gross margin
  Product........................     0.0%    53.8%    63.8%    68.1%    63.2%
  Service........................    36.7     40.6     34.4     28.6     27.1

 SIX MONTHS ENDED JUNE 30, 1997 COMPARED WITH SIX MONTHS ENDED JUNE 30, 1996

  Revenue. Total revenue for the six months ended June 30, 1997 was $19.3 million, compared with $8.8 million for the six months ended June 30, 1996. This 119.0% increase resulted primarily from an increase in sales of the Company's LDR products, and particularly from increased product sales to commercial customers. Product revenue was $17.4 million during the six months ended June 30, 1997 compared with $7.4 million during the six months ended June 30, 1996. Of this $17.4 million in product revenue, $10.3 million, or 59.5%, resulted from sales to commercial customers. There were no sales to commercial customers in the six months ended June 30, 1996. Of the $17.4 million in product sales in the six months ended June 30, 1997, $4.8 million were made to Splitrock. An additional $6.0 million in product revenue resulted from sales to AT&T under the AT&T Agreement. In the six months ended June 30, 1996, 100% of product revenue resulted from sales to AT&T under the AT&T Agreement.

  Service revenue was $1.9 million in the six months ended June 30, 1997, compared with $1.0 million in the six months ended June 30, 1996. This 84.0% increase was attributable to growth in both the number and size of contracts with U.S. government customers and government contractors. Other revenue in the six months ended June 30, 1996 totaled $392,000, coming from fees earned under the AT&T Agreement, which called for a total of $1.5 million to be earned over the six months beginning in August 1995.

  Gross Profit. Gross profit increased to $11.5 million in the six months ended June 30, 1997 from $5.7 million in the six months ended June 30, 1996. Gross margins were 59.7% and 64.9% during the six months ended June 30, 1997 and June 30, 1996, respectively. The decline in gross margin was due to an increase in product cost of goods sold, to 36.8% of product revenue in the six months ended June 30, 1997 from 31.9% of product revenue in the six months ended June 30, 1996. This reflects the migration of the Company's cost structure to a commercially sustainable model, both for commercial and government market sales. Cost of service revenue also increased to 72.9% of service revenue in the six months ended June 30, 1997, from 71.4% in the six months ended June 30, 1996. The higher gross margin in the six months ended June 30, 1996 was also due to the inclusion of $392,000 in fees earned under an agreement with AT&T which had no associated direct cost.

  Research and Development. Research and development expenses were $3.3 million, or 17.3% of total revenue, in the six months ended June 30, 1997, compared with $1.3 million, or 15.3% of total revenue, in the six months ended June 30, 1996. This increase was due primarily to the hiring of additional engineering personnel and increased prototyping expenses related to the development of the Company's LDR products.

  Sales and Marketing. Sales and marketing expenses were $2.3 million, or 11.9% of total revenue, in the six months ended June 30, 1997, compared with $286,000, or 3.2% of total revenue, in the six months ended June 30, 1996. This increase resulted primarily from the hiring of sales and marketing personnel to support generally the Company's entry into the commercial marketplace, and specifically, the release of the Company's LDR200 product.

  General and Administrative. General and administrative expenses increased to $2.3 million in the six months ended June 30, 1997 from $836,000 in the six months ended June 30, 1996. This increase was due primarily to higher personnel expenses related to increased staffing in finance, information technology and administration undertaken in support of the Company's growth. Also, in June 1997, the Company again relocated its operations to larger, leased facilities, resulting in higher occupancy costs in the six months ended June 30, 1997. As a percentage of total revenue, general and administrative expenses were 12.1% and 9.5% in the six months ended June 30, 1997 and June 30, 1996, respectively.

  Provision for Income Taxes. The provision for income taxes in the six months ended June 30, 1997 was $1.7 million, resulting in an effective tax rate of 39.0%. In the six months ended June 30, 1996, the provision was $1.3 million, resulting in an effective tax rate of 40.0%.

 YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

  Revenue. Total revenue for 1996 was $21.6 million, compared with $6.0 million for 1995. This increase resulted primarily from an increase in sales of the Company's LDR products. Product revenue was $18.7 million during 1996 compared with $2.9 million during 1995. The Company also experienced a 25.0% increase in service revenue in 1996 compared to 1995, attributable to growth in both the number and size of contracts with U.S. government customers and government contractors. Other revenue in both periods came from fees earned under the AT&T Agreement, which called for a total of $1.5 million to be earned over the six months beginning in August 1995.

  During 1996 and 1995, product sales to and service contracts with U.S. government customers and government contractors comprised 96.3% and 100.0% of total revenue, respectively. Sales to or through AT&T represented $17.4 million, or 92.9% of product revenue during 1996 compared with $1.6 million, or 57.3% of product revenue during 1995. Sales to or through AT&T represented 87.0% and 71.8% of total revenue during 1996 and 1995, respectively.

  Gross Profit. Gross profit increased to $13.2 million in 1996 from $3.5 million in 1995. Gross margins were 61.0% and 57.9% during 1996 and 1995, respectively. The improvement in gross margins was due primarily to the more rapid growth in product revenue, which has a higher gross margin than the Company's service revenue. During 1996, product gross margin was 63.8% compared with service gross margin of 34.4%. During 1995, product gross margin was 53.8% compared with service gross margin of 40.6%.

  Research and Development. Research and development expenses were $3.8 million, or 17.8% of total revenue, in 1996, compared with $428,000 or 7.2% of total revenue, in 1995. This increase was due primarily to the hiring of additional engineering personnel and increased prototyping expenses related to the development of the Company's LDR products.

  Sales and Marketing. Sales and marketing expenses were $1.5 million, or 7.2% of total revenue, in 1996. The Company incurred no sales and marketing expenses in 1995. The expenses incurred during 1996 resulted from the hiring of sales and marketing personnel to support the release of the Company's LDR200 product, and the Company's entry into the telecommunications service provider and corporate end user markets.

  General and Administrative. General and administrative expenses increased to $2.7 million in 1996 from $1.6 million in 1995. This increase was due primarily to higher personnel expenses, related to increased staffing in finance, information technology and administration undertaken in support of the Company's growth. Also, on June 1, 1996, the Company began a phased relocation of its operations to a larger, leased facility, resulting in higher occupancy costs. As a percentage of total revenue, general and administrative expenses were 12.5% and 26.6% in 1996 and 1995, respectively. The decrease as a percent of total revenue between the two years was due to the Company's significant increase in total revenue.

  Provision for Income Taxes. The provision for income taxes in 1996 was $2.0 million, resulting in an effective tax rate of 39.2%. In 1995, the provision was $561,000, resulting in an effective tax rate of 38.5%.

 YEAR ENDED DECEMBER 31, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1994

  Revenue. Total revenue in 1995 was $6.0 million, compared with $1.1 million in 1994. This increase was due primarily to three factors. The Company had $2.9 million in revenue from product sales in 1995 compared with none in 1994. Service revenue increased to $2.0 million in 1995 from $1.1 million in 1994 as a result of growth in both the number and size of contracts with U.S. government customers and government contractors. Also, the Company had $1.1 million of other revenue in 1995 from fees earned under the AT&T Agreement compared with none in 1994.

  During both 1995 and 1994, U.S. government customers and government contractors comprised 100.0% of total revenue. Sales to or through AT&T represented 57.3% of product revenue in 1995 and 71.8% and 52.4% of total 1995 and 1994 revenues, respectively.

  Gross Profit. Gross profit increased to $3.5 million in 1995 from $420,000 in 1994. Gross margins were 57.9% and 36.7% for 1995 and 1994, respectively. The improvement in 1995 was due primarily to the commencement of product sales, which have higher gross margins than the Company's service revenue. In 1995, product gross margin was 53.8% compared with service gross margin of 40.6%. In 1994, service gross margin was 36.7%.

  Research and Development. Research and development expenses were $428,000, or 7.2% of total revenue in 1995, compared with $40,000, or 3.5% of total revenue, in 1994. The increase was due primarily to the hiring of additional engineering personnel related to development of the Company's LDR product line.

  Sales and Marketing. The Company incurred no sales and marketing expenses for either 1995 or 1994.

  General and Administrative. General and administrative expenses were $1.6 million, or 26.6% of total revenue in 1995, compared with $219,000, or 19.2% of total revenue, in 1994. Both the dollar amount and percent of total revenue increases were due primarily to 1995 bonus payments totaling $1.1 million. These bonuses were paid primarily to senior executives of the Company. The Company also increased its personnel-related and general operating expenses in support of its sales growth.

  Provision for Income Taxes. The provision for income taxes in 1995 was $561,000, resulting in an effective tax rate of 38.5%. In 1994, the provision was $42,000, resulting in an effective tax rate of 25.6%. The lower effective tax rate in 1994 was due primarily to the Company being in a lower tax bracket and a net operating loss carryforward.

QUARTERLY INFORMATION--UNAUDITED

  The following table presents unaudited statement of operations data for each of the ten quarters in the period ended June 30, 1997. This information has been prepared by the Company on a basis consistent with the Company's audited financial statements and includes all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of the data. These quarterly results are not necessarily indicative of future results of operations and may fluctuate, depending on the timing of new product introductions, market acceptance of enhanced or new versions of Yurie's products, the size and timing of individual orders of the Company's products, price reductions by the Company, changes in the Company's distribution channels, the addition or loss of significant customers, the Company's ability to obtain components for its products and general economic conditions. This information should be read in conjunction with the Company's Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                 QUARTER ENDED
                         ----------------------------------------------------------------------------------------------
                         MARCH 31, JUNE 30, SEPT. 30, DEC. 31, MARCH 31, JUNE 30, SEPT. 30, DEC. 31, MARCH 31, JUNE 30,
                           1995      1996     1995      1995     1996      1996     1996      1996     1997      1997
                         --------- -------- --------- -------- --------- -------- --------- -------- --------- --------
                                                                 (IN THOUSANDS)
Revenue:
 Product revenue.......    $695     $  830   $1,140    $  204   $2,804    $4,588   $5,632    $5,705   $7,433   $ 9,967
 Service revenue.......     156        354      534       949      591       430      601       868      923       956
 Other revenue.........     --         --       250       858      392       --       --        --       --        --
                           ----     ------   ------    ------   ------    ------   ------    ------   ------   -------
 Total revenue.........     851      1,184    1,924     2,011    3,787     5,018    6,233     6,573    8,356    10,923
Cost of revenue:
 Cost of product
  revenue..............     318        375      526       107      735     1,623    2,179     2,247    2,807     3,589
 Cost of service
  revenue..............      86        235      375       488      413       316      366       541      623       747
                           ----     ------   ------    ------   ------    ------   ------    ------   ------   -------
 Total cost of
  revenue..............     404        610      901       595    1,148     1,939    2,545     2,788    3,430     4,336
                           ----     ------   ------    ------   ------    ------   ------    ------   ------   -------
Gross profit...........     447        574    1,023     1,416    2,639     3,079    3,688     3,785    4,926     6,586
Operating expenses:
 Research and
  development..........      20         30       36       342      402       944    1,034     1,467    1,570     1,759
 Sales and marketing...     --         --       --        --        49       237      504       757    1,115     1,181
 General and
  administrative.......     374        192      719       303      471       365      897       966    1,001     1,328
                           ----     ------   ------    ------   ------    ------   ------    ------   ------   -------
 Total operating
  Expenses.............     394        222      755       645      922     1,546    2,435     3,190    3,686     4,268
                           ----     ------   ------    ------   ------    ------   ------    ------   ------   -------
Income from
 operations............      53        352      268       771    1,717     1,533    1,253       595    1,240     2,318
Other income...........     --         --         3        10       39        15        8        21      264       465
                           ----     ------   ------    ------   ------    ------   ------    ------   ------   -------
Income before income
 taxes.................      53        352      271       781    1,756     1,548    1,261       616    1,504     2,783
Income taxes...........      20        135      104       300      702       619      504       203      589     1,084
                           ----     ------   ------    ------   ------    ------   ------    ------   ------   -------
Net income.............    $ 33     $  217   $  167    $  481   $1,054    $  929   $  757    $  413   $  915   $ 1,699
                           ====     ======   ======    ======   ======    ======   ======    ======   ======   =======

  The following table sets forth certain financial data expressed as a percentage of total revenue:

                                                                 QUARTER ENDED
                         ----------------------------------------------------------------------------------------------
                         MARCH 31, JUNE 30, SEPT. 30, DEC. 31, MARCH 31, JUNE 30, SEPT. 30, DEC. 31, MARCH 31, JUNE 30,
                           1995      1995     1995      1995     1996      1996     1996      1996     1997      1997
                         --------- -------- --------- -------- --------- -------- --------- -------- --------- --------
Revenue:
 Product revenue.......     81.7%    70.1%     59.2%    10.1%     74.0%    91.4%     90.4%    86.8%     89.0%    91.2%
 Service revenue.......     18.3     29.9      27.8     47.2      15.6      8.6       9.6     13.2      11.0      8.8
 Other revenue.........      0.0      0.0     13. 0     42.7      10.4      0.0       0.0      0.0       0.0      0.0
                           -----    -----     -----    -----     -----    -----     -----    -----     -----    -----
 Total revenue.........    100.0    100.0     100.0    100.0     100.0    100.0     100.0    100.0     100.0    100.0
Cost of revenue:
 Cost of product
  revenue..............     37.4     31.7      27.3      5.3      19.4     32.3      35.0     34.2      33.6     32.9
 Cost of service
  revenue..............     10.1     19.8      19.5     24.3      10.9      6.3       5.9      8.2       7.4      6.8
                           -----    -----     -----    -----     -----    -----     -----    -----     -----    -----
 Total cost of
  revenue..............     47.5     51.5      46.8     29.6      30.3     38.6      40.8     42.4      41.0     39.7
                           -----    -----     -----    -----     -----    -----     -----    -----     -----    -----
Gross profit...........     52.5     48.5      53.2     70.4      69.7     61.4      59.2     57.6      59.0     60.3
Operating expenses:
 Research and
  development..........      2.4      2.5       1.9     17.0      10.6     18.8      16.6     22.3      18.8     16.1
 Sales and marketing...      0.0      0.0       0.0      0.0       1.3      4.7       8.1     11.5      13.3     10.8
                            43.9     16.2      37.4     15.1      12.4      7.3      14.4     14.7      12.0     12.2
                           -----    -----     -----    -----     -----    -----     -----    -----     -----    -----
                            46.3     18.8      39.2     32.1      24.3     30.8      39.1     48.5      44.1     39.1
                           -----    -----     -----    -----     -----    -----     -----    -----     -----    -----
Income from
 operations............      6.2     29.7      13.9     38.3      45.3     30.6      20.1      9.1      14.9     21.2
Other income...........      0.0      0.0       0.2      0.5       1.0      0.3       0.1      0.3       3.1      4.3
                           -----    -----     -----    -----     -----    -----     -----    -----     -----    -----
Income before income
 taxes.................      6.2     29.7      14.1     38.8      46.4     30.8      20.2      9.4      18.0     25.5
Income taxes...........      2.4     11.4       5.4     14.9      18.5     12.3       8.1      3.1       7.0      9.9
                           -----    -----     -----    -----     -----    -----     -----    -----     -----    -----
Net income.............      3.9%    18.3%      8.7%    23.9%     27.8%    18.5%     12.1%     6.3%     11.0%    15.6%
                           =====    =====     =====    =====     =====    =====     =====    =====     =====    =====

LIQUIDITY AND CAPITAL RESOURCES

  The Company has financed its working capital and capital expenditure requirements primarily from the proceeds of its February 1997 initial public offering. At June 30, 1997, the Company had cash and cash equivalents of $28.7 million, short term investments of $12.9 million and working capital of $51.7 million. This compares to cash and cash equivalents of $3.2 million, no short term investments and working capital of $7.0 million at December 31, 1996. The Company has no long term debt.

  The Company used $3.5 million in cash for operations in the six months ended June 30, 1997, primarily to fund its growth. Accounts receivable and inventory increased by $3.9 million and $1.4 million, respectively, from December 31, 1996 to June 30, 1997, reflecting growth associated with the Company's expansion of its product line and increased sales to commercial customers. Interest receivable increased by $406,000, reflecting the investment of proceeds from the Company's February 1997 initial public offering. The Company also made $740,000 in reimbursable advances related to the relocation to its new headquarters facility. Accounts payable decreased by $303,000 and income taxes payable increased by $742,000 from December 31, 1996 levels. Accrued expenses increased by $137,000. The significant components of this increase were a $653,000 decrease in deferred offering costs and a $635,000 increase in warranty accrual. The Company anticipates that the warranty accrual portion of accrued liabilities may fluctuate significantly from period to period due to the timing of customer upgrades and other warranty work.

  Cash used in investing activities was $15.8 million for the six months ended June 30, 1997. Short term investments increased by $12.9 million from December 31, 1996 to June 30, 1997, resulting from the investment of certain proceeds of the Company's initial public offering. An additional $2.9 million was used for the purchase of property and equipment, primarily computer hardware and software and assembly and test equipment.

  Financing activities generated cash of $44.6 million in the first six months of 1997, reflecting the receipt of proceeds, net of offering costs, from the Company's February 1997 initial public offering, as well as the exercise of certain employee stock options. The Company sold 4.0 million shares of common stock at $12.00 per share in its February 1997 initial public offering.

  In June 1997, Yurie relocated its headquarters to a 137,000 square foot leased facility located at 8301 Professional Place, Landover, Maryland. The lease on this facility expires on November 30, 2004, with an optional 5-year extension. Pursuant to this lease, the Company is required to maintain a letter of credit in favor of the landlord in the amount of $1,000,000 to be reduced in monthly increments of $83,333.33 beginning in December 1997. The rent and other expenses associated with this new lease represent a significant increase in the Company's occupancy costs. The Company believes, however, that this relocation was necessary to facilitate and support the Company's growth, and that the additional costs will not have a material adverse effect on the Company's financial condition and operating results.

  To date, inflation has not had a material impact on the Company's financial results.

RECENT DEVELOPMENTS

  On October 14, 1997, the Company announced that revenue for the third quarter of fiscal year 1997 was $14.1 million, representing a 126% increase over the $6.2 million reported in the third quarter of 1996 and a 29% sequential increase over the $10.9 million reported in the second quarter of 1997. For the first nine months of 1997, the Company's revenue totaled $33.4 million, a 122% increase over the $15.0 million reported in the same nine month period of 1996.

  Net income for the third quarter of 1997 was $2.4 million, or $0.09 per share, a 213% increase over the $756,000 in net income, or $0.03 per share, reported in the third quarter of 1996, and a 39% sequential increase over the $1.7 million in net income, or $0.06 per share, reported in the second quarter of 1997. For the first nine months of 1997, net income was $5.0 million, or $0.19 per share, an 82% increase over the $2.7 million in net income, $0.13 per share, reported in the same nine month period of 1996.

  The Company's continued strong revenue growth during both the third quarter and the first nine months of 1997 was due largely to increased sales of its LDR ATM access products, and particularly from the Company's continued expansion of product sales to commercial customers. During the third quarter of 1997, product revenue was $13.0 million, a 132% increase over the third quarter of 1996 and a 31% sequential increase over the second quarter of 1997. Virtually all of the Company's $13.0 million in product sales, in the third quarter of 1997 were to commercial customers, up from $6.9 million, or 69% of product sales, in the second quarter of 1997.

  Of the Company's third quarter product sales, $6.6 million were to Splitrock. Also in the third quarter, Yurie recognized revenue for the first time from its strategic partners, Lucent Technologies, Bay Networks, and AG Communications, all of whom have entered into multiyear OEM agreements with Yurie. In addition, $2.0 million of the Company's third quarter product sales were to customers in the Pacific Rim.

  Service revenue for the quarter totaled $1.0 million, representing a 72% increase over the $601,000 reported in the third quarter of 1996. For the first nine months of 1997, the Company's service revenue totaled $2.9 million, an 80% increase over the $1.6 million reported in the same nine month period of 1996.

  The Company has recently agreed to purchase privately-held Data Labs, a Maryland corporation, in a stock-for-stock merger in exchange for 358,412 shares of the Company's Common Stock. The Company expects to consummate the merger in November 1997. The transaction is intended to be structured as a tax-free pooling of interests, and is subject to customary conditions, including execution of a definitive merger agreement and approval by both companies' boards of directors and by Data Labs stockholders. The Common Stock to be issued in the merger will not be registered under the federal securities laws.

  Data Labs designs, manufactures and markets ATM access products. Data Labs Virtual Access product line aggregates voice, video and data traffic onto a single wide area network link facilitating ATM at T1 rates and lower, and offers cost-effective ATM access to branch and small regional offices. The Company currently resells the Data Labs VA 1000. Data Labs currently employs 23 individuals, of which 11 are involved in engineering.

                                   BUSINESS

  Yurie designs, manufactures, markets and services ATM access equipment for telecommunications service providers, Internet service providers corporate end users and government end users. ATM is a standard for packaging and switching digital information that facilitates high speed information transmission with a high degree of efficiency. End users of telecommunications services have traditionally maintained separate WANs for transmitting voice, data, video and other electronic information among geographically dispersed locations. ATM technology is conducive to consolidating these networks. The network consolidation brought about by employing ATM access platforms can provide savings in WAN communications costs and simplify network management.

  Yurie is a leading supplier of ATM access products. The Company's LDR100, introduced in February 1995, was one of the first commercially available ATM access products. The LDR200, designed primarily for telecommunications carriers and Internet service providers, was released in September 1996. The LDR50, designed for mid-size to large corporate offices, was released in March 1997. The Company designed its ATM access products to be flexible and scaleable, so that customers can realize the benefits of ATM while preserving their investments in existing equipment. The LDR products adhere to industry-wide technical standards, allowing users to integrate the products into current networks operating with other standards-compliant products. Yurie's proprietary AQueMan algorithm allows the LDR products to reduce network congestion while maintaining quality of service. The Company's LANET framing protocol is capable of transporting ATM traffic over circuits of varying speed and quality, including poor quality circuits. The Company's ATM access products incorporate a variety of value-added features, including compact size, scaleability, reliability and a broad variety of access interfaces.

  The Company's strategy centers on maintaining its technological leadership, developing the telecommunications service provider, private label partner and corporate end user markets while continuing to pursue government end users, developing international markets and building strategic relationships. To enhance its distribution efforts and pursue the telecommunications service provider, private label partners and corporate end user markets, the Company has established a nationwide direct sales force which currently consists of 15 sales personnel.

  Under the AT&T Agreement, Yurie granted AT&T the exclusive right to market and sell the LDR100 and the LDR200, including future designs, upgrades features and functionalities, in U.S. federal, state and local government markets, as well as certain foreign government markets, through December 1998, subject to AT&T's option to extend the AT&T Agreement in one-year periods through December 2001. In the discussions leading up to their recently announced OEM agreements with Yurie, both Lucent and Bay expressed an interest in marketing and selling Yurie products directly to government markets. Several other prospective customers of the Company also expressed an interest in such direct access. As a result, the Company began discussions with AT&T regarding AT&T's exclusive right to market and sell Yurie products in government markets. On November 3, 1997, Yurie and AT&T entered into the Restructured Agreement, pursuant to which AT&T will no longer have the exclusive right to market and sell Yurie products in government markets. In addition, pursuant to the terms of the Restructured Agreement, AT&T will no longer be required to make its remaining minimum purchases of LDR products in 1997 and 1998 totaling approximately $14.0 million.

  The Company also has a significant customer relationship with Splitrock, a Texas corporation that provides communications services specifically configured to meet the needs of large network users. Splitrock has recently purchased the Prodigy Network. Yurie and Splitrock recently entered into the Splitrock Agreement, which requires Splitrock to purchase a minimum of $20.0 million of LDR products from the Company in the period from July 1997 to December 1998. Under the Splitrock Agreement, Yurie has also agreed to provide services to support deployment and implementation of Yurie's products in Splitrock's network on a time and materials basis. Kwok L. Li, the Chief Technology Officer and Vice Chairman of the Board of Yurie, is currently the majority shareholder and acting Chairman of the Board of Splitrock. See "Certain Transactions."

  AT&T and Splitrock have entered into agreements pursuant to which AT&T network services will be provided to Splitrock. In conjunction therewith, AT&T Credit Corporation will lease to Splitrock Yurie products, including Yurie products previously sold to AT&T.

  In August 1997, the Company signed a three-year OEM agreement with Lucent Technologies. Under this agreement, Lucent will sell Yurie's LDR200 and LDR50 access products under the Lucent brand. Lucent has no minimum purchase obligation under this agreement.

  In September 1997, the Company entered into a three-year OEM agreement with Bay Networks, Inc. under which Bay may order from the Company and sell under Bay's brand name the Company's LDR products and related software. Pursuant to this agreement, Bay has purchased approximately $2.4 million of the Company's LDR products. Bay has no minimum purchase obligation under the agreement.

INDUSTRY BACKGROUND

  Deregulation of the U.S. telecommunications industry, which began with the breakup of AT&T in 1984, has triggered significant competition for the provision of both long distance and local telecommunications services. The recent adoption of the Telecommunications Act of 1996 is likely to create even more competition over the next few years. The international market has also experienced increased deregulation, liberalization, privatization and the emergence of new wireline and wireless alternatives to traditional carrier services. In this intensely competitive environment, telecommunications service providers throughout the world are seeking to differentiate themselves, in part, by offering enhanced services based on new and emerging technologies.

  Industry surveys show that both voice and data traffic are continuing to expand. Businesses have increasingly deployed communications technology to link remote sales offices, home offices, mobile offices and geographically dispersed customers and suppliers. These businesses use increasingly powerful computer technologies that enable new multimedia applications integrating data, voice and video. The volume of network traffic has also grown dramatically due to traffic on the Internet, a rapidly growing global web of networks that permits users to communicate, share information and conduct business throughout the world. Businesses demand telecommunications services that provide significantly higher transmission capacity or bandwidth, the flexibility to choose among services with varying bandwidths and the ability to access communications services from remote locations.

  Driven by this combination of increased demand and competition, WAN technology has made significant advances. Current WAN technology permits users in geographically dispersed locations to communicate. However, most existing networks have had difficulty keeping pace with the increase in WAN traffic, resulting in network congestion and related performance inefficiencies.

 Today's Networking Technologies

  Time division multiplexing ("TDM") and frame relay are the networking technologies currently most widely deployed in WANs. TDM, which was one of the first technologies developed to send traffic through circuits across a WAN, operates by dedicating a circuit--or fixed amount of bandwidth--to each end device. TDM's use of dedicated circuits provides high quality service for all network traffic, whether data, voice or video. Since information is not continuously transmitted, however, the dedicated circuits are often idle. This results in inefficient use of expensive bandwidth and high cost to TDM network users.

  Frame relay was introduced in 1990 as a method of connecting local area networks ("LANs") over WANs by using flexible bandwidth allocation to lower the cost of transmission. Frame relay uses "packets" or "frames" to transmit traffic, thereby allowing the same bandwidth to be shared by many users, each using the bandwidth only for the time required to transmit a packet. Designed primarily for data transmission, frame relay cannot guarantee the high quality transmission of voice and video. Currently, frame relay is widely used to transmit data over WANs, including the Internet. Due to the substantial increase in data traffic over WANs, however, today's frame relay networks are being used to transmit more traffic than they were designed to support, resulting in network congestion.

  To increase a frame relay network's switching capacity to meet increased data demands and alleviate congestion, sophisticated software is required. To run this software, the network must be upgraded with powerful, intelligent processors. The costs of these high-end processors required to switch frame relay traffic at the speeds needed in today's data network backbones are very high. Therefore, as data traffic increases, upgrading the frame relay network becomes more costly and inefficient and ultimately impractical.

 The Emergence of ATM as a Standard

  Faced with the limitations of frame relay, telecommunications service providers are installing ATM switches in the "backbones" of their existing networks. ATM segments data, voice and video traffic into small, uniform-sized "cells," rather than the larger, variable-size "packets" or "frames" used in frame relay. The addition of ATM backbone switches upgrades a network's performance by increasing switching capabilities at the network's core. ATM's cell-based architecture increases bandwidth utilization and seeks to provide consistent quality of service and predictability for all traffic types. ATM is also an enabling technology, making possible new network applications such as video distribution, medical imaging and collaborative computing, all of which would be impractical with conventional network technologies.

  ATM is the first standard protocol to permit reliable service for all traffic types, allowing the consolidation of TDM and frame relay networks into a single ATM network for data, voice and video. A single ATM network offers the potential for economies of scale and streamlining of network operations. ATM technology has been approved by both the ATM Forum, a group of equipment manufacturers, telecommunications service providers and end users, and the ITU as a standard in both the computer and telecommunications industries. The standardization of ATM has allowed for compatibility of ATM equipment and interoperability of ATM among a wide variety of interfaces and vendors, which the Company believes will result in the widespread adoption of ATM.

 Current Status of ATM

  The U.S. government was among the first to deploy ATM technology. Its initial decision to use ATM was motivated by its desire to consolidate many discrete networks onto a single network, thus significantly reducing cost. The U.S. government was able to deploy ATM across geographic boundaries because ATM was quickly accepted as an international standard, and the government soon discovered the effectiveness and efficiency of ATM as a global networking technology.

  Several telecommunications service providers began offering trial ATM services in the early 1990s. These services were available only for high speed traffic and at high prices and, therefore, made ATM attractive only to "bandwidth hungry" users and limited ATM deployment within the providers' networks. Driven by increasing competition and the rapid growth of data traffic on frame relay systems, a number of telecommunications service providers began deploying ATM for use in their network backbones to manage heavy loads of user traffic and thereby relieve network congestion. Until recently, providers have continued to install ATM primarily in their network backbones and typically have not offered ATM service directly to end users. End users have generally continued to use a costly mix of frame relay and TDM, along with leased communications lines, to meet their data, voice and video transport needs.

  The major telecommunications service providers have announced plans to begin offering ATM services directly to end users at prices competitive with similar frame relay and TDM access services To utilize these direct ATM services, an end user needs ATM access products either located at the local office of a telecommunications service provider (in close proximity to the end user) or deployed by the end user in its private network. Access products provide the end user with network access through multiple network interfaces, traffic concentration and data protocol translation.

  ATM access products are well suited to provide efficient connectivity to ATM networks, facilitate transmission of a variety of traffic types at varying speeds and accommodate a mix of end user applications on a single network. In addition, ATM access products have the potential to lower the cost to end users of transmitting data, voice and video communications. For these reasons, the Company believes that ATM access products, over time, will supplant TDM and frame relay access products in WANs. Vertical Systems, a leading industry research firm, estimates that the ATM access equipment market will be $122.4 million in 1997 and will exceed $646 million by the year 2000.

THE CHALLENGES OF WIDESPREAD ATM ACCESS

  Before telecommunications service providers and end users can fully deploy ATM, several problems relating to the ATM access layer must be solved.

 Quality of Service and Network Congestion

  The architects of early ATM products focused almost exclusively on data applications and did not fully implement ATM's traffic management capabilities for voice and video. However, today's mixed-services environment demands sophisticated traffic management to provide the level of bandwidth utilization that makes a single ATM network more cost effective than separate voice and data networks. An ATM network must be capable of delivering high quality service for all traffic types, notwithstanding high levels of utilization.

 Support for Limited Circuit Types

  ATM was originally conceived for use only on high quality fiber optic circuits (e.g., T3/E3, OC-3c and STM-1). At the access layer, however, circuits come in all varieties, including wireless, copper and satellite. On these circuits, quality may be affected by atmospheric conditions, interfering transmissions or defects in the circuits themselves. Transmission on lower quality or "noisy" circuits frequently results in uncorrectable errors and corruption in the network. The inability of early ATM products to transmit reliably over lower-quality circuits has limited the use of ATM to high quality circuits, thereby limiting widespread ATM access.

 Need for Additional Product Features

  Early ATM access products did not meet the requirements of telecommunications service providers and end users because they lacked important features:

    Size and Scaleability. Telecommunications service providers, who often house thousands of pieces of equipment in their central offices, and end users, who incur costs for each square foot of office space, place a premium on space. To be attractive to telecommunications service providers and end users, an ATM access product must offer the required functionality in a compact package. At the same time, an access product must be scaleable to permit telecommunications service providers and end users to upgrade performance and capacity through minimal additions to existing equipment. Early ATM access products were physically large relative to their capacities.

    Reliability. Service interruptions can be disastrous to telecommunications service providers and end users, who need reliable products designed for continuous utilization. Redundant features are essential to the reliability of an access product. Early ATM access products provided little redundancy, typically limited to power supply. Products deployed to deliver public services or to carry mission-critical traffic across a private network must offer multiple levels of redundancy for a broad variety of features, including central processing unit, clock, backplane and interface cards.

    Access Interfaces. Early ATM access products generally did not interface with a wide range of standard communications equipment, such as private branch exchanges, video decoders, LAN routers, hubs and switches and IBM SNA-based equipment. This limited the utility of these products because users frequently employ a variety of non-ATM equipment.

THE YURIE SOLUTION

  Yurie has developed ATM access products that are designed to meet the challenges of widespread ATM deployment. These products are capable of furnishing telecommunications service providers, corporate end users and government end users with flexible, cost-effective and reliable access to present and future ATM-based services. The Company's product family includes the LDR100, released in February 1995; the LDR200, released in September 1996; and the LDR50, released in March 1997. The LDR100, the

LDR200 and the LDR50 have been engineered with a set of Company-developed technologies designed to solve the current problems of ATM access. These technologies include AQueMan, a proprietary queuing algorithm designed to maximize bandwidth utilization while preserving quality of service, and LANET, a robust framing protocol that facilitates ATM deployment over low quality circuits. In addition, the LDR products offer value-added features, such as compact size, scaleability and reliability. The LDR200 and the LDR50 are both compatible with a wide range of interfaces.

 Quality of Service and Reduced Network Congestion

  Yurie developed AQueMan to reduce network congestion while preserving quality of service. AQueMan is a queuing algorithm that establishes separate queues for time-sensitive traffic (typically voice) and loss-sensitive traffic (typically data) and prioritizes traffic within these separate queues. This technique reduces cell loss for loss-sensitive traffic and cell delay for time-sensitive traffic, thereby allowing higher quality of service and more optimal use of bandwidth. Time-sensitive cells are transmitted ahead of loss-sensitive cells, but have a higher probability of being selectively deleted during network congestion than loss-sensitive cells. In addition, when comparing cells of the same traffic type (e.g., voice-to-voice or data-to-data), AQueMan is able to ensure that more important time-sensitive traffic will experience less delay and more important loss-sensitive traffic will have a lower probability of being selectively deleted. With AQueMan, the LDR products can meet the ATM Forum's quality of service standards for constant bit rate, variable bit rate and unspecified bit rate traffic management even during periods of network congestion. Through the use of AQueMan, Yurie's LDR products substantially reduce the expense of sending information over a WAN by achieving higher levels of bandwidth utilization.

 Support for Many Circuit Types

  Yurie developed LANET, a robust framing protocol that enables the transport of ATM cells on any transmission medium, including low-speed and/or low-quality circuits. LANET is particularly beneficial in wireless environments (e.g., satellite, cellular and microwave), which often suffer from high bit error rates and blocks of errors due to interfering transmissions or adverse conditions such as inclement weather. LANET provides a framing structure that allows ATM cells to be "multiplexed" into serial bit streams for transmission over a single channel. This framing structure, which is scaleable to conform to the transmission speed of the circuit, provides an embedded network synchronization capability required for serving isochronous applications such as voice and real-time video. LANET's simple framing structure makes the required communication link synchronization relatively easy even in a noisy environment. The Company's LDR products include a combination of LANET, Reed Solomon forward error correction and error-tolerant addressing, which enable the products to significantly increase the reliability of transmission of ATM cells over noisy circuits.

 Other Value-Added Product Features

  Yurie's products incorporate a wide variety of value-added features, including the following:

    Size and Scaleability. The LDR products are compact and can be easily upgraded. A single LDR200 platform occupies significantly less space than early ATM access products and can be upgraded with minimal additional space and at minimal cost. Also, because the LDR50 and the LDR200 support the same I/O and server modules, customers whose configurations outgrow the LDR50's four user slots can upgrade to the LDR200 (which has 11 or 15 user slots, depending on chassis size) with minimal expense.

    Reliability. Yurie's LDR200 satisfies a telecommunications service providers' need for reliability, offering uninterrupted service through comprehensive redundancy options, including power, central processing unit, clock, backplane and interface cards.

    Wide Variety of Access Interfaces. Yurie's ATM access products are built to interface with a wide variety of standard communications equipment including private branch exchanges, video decoders, LAN routers, hubs and switches and IBM SNA-based equipment. In addition, the LDR product line is designed to allow for the easy addition of new interfaces as they emerge.

STRATEGY

  A recent Vertical Systems' report estimates that Yurie Systems will be the leader in the ATM access market, capturing an estimated 28.3% of the $122.4 million world-wide ATM access equipment market in 1997. Yurie's objective is to remain a leading provider of ATM access equipment to both telecommunications service providers and end users. The key elements of Yurie's strategy are as follows:

    Maintain Technology Leadership. Yurie is a leader in developing new technology for the ATM access market. The Company's LANET framing protocol was among the first technologies to facilitate ATM access at low speeds and across noisy circuits. Yurie's AQueMan queuing algorithm was one of the first to establish separate queues for voice and data and prioritize traffic types within each queue to improve quality and maximize bandwidth utilization. Yurie intends to continue to develop additional product features and network interfaces while reducing production costs. Yurie plans to continue to commit substantial resources to its active research and development program so it can remain in the forefront of ATM product development and maintain its position as a technology leader in the emerging ATM access market.

    Focus on ATM Access Solutions. Most ATM equipment suppliers have focused on designing and marketing products that can be used as backbone switches at major switching centers. Yurie, by contrast, has concentrated on developing ATM access products which act as gateways for non-ATM equipment and concentrators for lower speed ATM circuits. Yurie believes that by continuing to focus on this market segment and developing cost effective products designed specifically to provide ATM access, it can strengthen its current market position.

    Develop the Telecommunications Service Provider, Private Label Partner and Corporate End User Markets. The Company has successfully marketed its ATM access products to government end users and believes that the government's demand for these products will increase. Yurie intends to continue to market its products to the government through its strategic relationship with AT&T. The Company believes, however, that the market for ATM access products among telecommunications service providers, private label partners and corporate end users has greater potential than the government end user market. These customers should benefit greatly from an ATM access platform that can combine voice, video and data on a single ATM network. Yurie's LDR products are specifically designed to be attractive to these customers because they can connect to a variety of standard central office and customer premises equipment.

    Yurie has implemented a sales and pricing strategy that targets both the telecommunications service provider, private label partner and corporate end user markets. The Company recently signed three-year OEM agreements with each of Lucent Technologies and Bay Networks under which each of Lucent and Bay may sell Yurie's LDR products under their respective brands. The Company is also pursuing other private label agreements to extend its coverage of the access market. In addition, the Company is expanding its direct sales force, particularly in the geographic areas where the telecommunications service provider, private label partner and corporate end user markets are concentrated. This direct sales force is currently comprised of 15 direct sales personnel who have all had prior experience in commercial sales of networking and/or telecommunications products.

    Develop International Markets. Since ATM is an international standard, Yurie believes that the potential market for its ATM access products is global in scope. Yurie has begun to establish a sales and support organization in Europe and Asia, and to develop the product features and obtain the certifications required to pursue international markets. Yurie believes that international sales will provide an increasing portion of its revenues in the future.

    Build and Leverage Strategic Relationships. Yurie has established a successful strategic relationship with AT&T to develop the U.S. government markets. The Company also signed an agreement with Splitrock Services, a Texas-based service provider that recently purchased the Prodigy Network. Under this agreement, Yurie will provide the ATM equipment for Splitrock's network. Additionally, Yurie has signed OEM agreements with each of Lucent Technologies and Bay Networks under which each of Lucent and Bay may sell Yurie's LDR products under their respective brands. The Company is actively seeking to establish similar relationships for other markets with other telecommunications industry participants, including equipment suppliers and telecommunications service providers. As such relationships are established, Yurie intends to leverage its position in the marketplace by using the marketing expertise, distribution network, support capabilities and technologies of its strategic allies.

THE LDR PRODUCT FAMILY AND SUPPORTING SERVICES

  Yurie's LDR family of ATM access products includes the LDR200, the LDR50, the LDR5 and the LDR100. All of Yurie's LDR products are based on an ATM "cell" architecture that allows flexible transmission of all traffic types.

  The following table provides an overview of the Company's LDR products:

                                   NUMBER OF     BUS
     PLATFORM                      USER SLOTS BANDWIDTH        DIMENSIONS
     --------                      ---------- ----------       ----------
     LDR200.......................     11       1.2 Gbps 7H X 10.5D X 19W or 23W
     LDR50........................      4       600 Mbps  5.25 H X 10.25D X 19W
     LDR5.........................      2     1.544 Mbps    3.5H X 10D X 19W
     LDR100S......................     10        64 Mbps  12.25H X 15.25D X 19W
     LDR100C......................      3        64 Mbps    8.75H X 10D X 19W

 The LDR200

  Yurie's second generation product, the LDR200, was first shipped in September 1996. The LDR200 is designed to be easily deployed by telecommunications service providers, corporate end users and government end users. The LDR200 incorporates AQueMan and LANET, along with Reed Solomon forward error correction, an industry standard method of detecting and correcting transmission errors, and an error-tolerant addressing scheme that ensures highly reliable communication over circuits of varying speeds and quality. In addition, the LDR200 expands the capabilities of the Company's first generation LDR product by offering higher throughput, greater port density, a greater variety of interface types, enhanced scaleability and higher speed.

  The LDR200, which comes in a 19 inches or 23 inches chassis, has a bus bandwidth of 1.2 gigabits per second and is scaleable up to 11 or 15 interface module slots, depending on chassis size. It also provides enhanced reliability, offering redundancy for the power, central processing unit, clock, backplane and interface cards. The LDR200 conforms to carrier equipment installation requirements, such as Bellcore's Network Equipment Building Standards (NEBS). Additionally, the LDR200 complies with the ATM Forum's User Network Interface standard and the IISP 1.0 network/network interface standards, providing connectivity and interoperability with ATM backbone switches.

  Currently, the LDR200 supports high-speed WAN connections via DS3 and OC-3c cards. It uses DS1 cards to support structured and unstructured service in compliance with the ATM Forum's circuit emulation specification as well as ATM cell-bearing capabilities. The system also offers OC-3c, High Speed, TAXI, and analog voice interfaces and a DSPI server card, which provides voice compression, echo cancellation, and silence suppression capabilities. The Company plans to introduce other interface cards in the future, including E1, E3, PRI, and ethernet.

  The current version of the LDR200 contains most of the features included in the earlier LDR100, and the Company is in the process of developing the LDR200 to include all of the LDR100's attributes, along with additional value-added features. The Company intends to phase out the LDR100 when the LDR200 development is completed but will continue to provide service support for the LDR100 product.

 The LDR50

  Yurie's LDR50, which started shipping in March 1997, was designed to provide access to ATM services for mid-sized to large corporate offices. Like the LDR200, the LDR50 incorporates AQueMan and LANET, and contains most of the features included in the LDR100.

  The LDR50 has a bus bandwidth of 600 megabits per second and is scaleable up to 4 interface module slots supporting up to 32 ports, depending on configuration. The LDR50 provides PVC support for ATM Forum UNI 3.0 and UNI
3.1 standard signaling and thus can interoperate with ATM equipment from other manufacturers. Because the LDR50 supports the same I/O and server modules as the LDR200, sites that outgrow the smaller system can easily upgrade to the LDR200. The LDR50 currently supports all the standard network and user interfaces supported on the LDR200.

  The LDR50's 19 inches x 10.25 inches x 5.25 inches chassis can be wall mounted, secured in a standard 19 telco rack, or fitted for table-top use.

  The following table describes the key features of both the LDR200 and the LDR50:

    INTERFACE MODULE     PORTS     PORT SPEEDS          PROTOCOLS SUPPORTED
    ----------------     -----     -----------          -------------------
DS3.....................    2   45 Mbps            ATM
Channelized T1 (DS1)....    6   1.544 Mbps         ATM, TDM, Frame Relay,*
                                                   Voice Compression
Multi-Serial (EIA-232,
 EIA-422, EIA-530,
 V.35)..................    6   300 bps-2.048 Mbps ATM/LANET, HDLC, Frame
                                                   Relay, Synchronous,
                                                   Asynchronous.
High Speed (EIA-422
 Serial and Parallel)...    1   up to 30 Mbps      ATM/LANET
Multimode OC-3c.........    1   155 Mbps           ATM
Single Mode OC-3c*......    1   155 Mbps           ATM
ISDN Primary Rate
 Interface*.............    6   1.544 Mbps         National ISDN-2, AT&T
                                                   4ESS/5ESS, Nortel DMS
2 Wire Station..........    8   64 kbps            PLAR, FXS
2 Wire Office...........    4   64 kbps            POTS, FXO
E1*.....................    4   2.048 Mbps         ATM, TDM, Frame Relay, Voice
                                                   Compression
E3*.....................    2   34 Mbps            ATM
TAXI....................    1   100/140 Mbps       ATM
Ethernet*...............    5** 10 Mbps**          ATM (RFC 1483)

            SERVER MODULE                           FEATURES
            -------------                           --------
 DSPI................................ 32K and 16K ADPCM Voice Compression,
                                      Silence Suppression, Adaptive Echo
                                      Cancellation

--------
 * In development.
** One port can be run at 100 Mbps.

 The LDR5

  To augment its product family, Yurie has entered into an agreement with DataLabs, Inc., under which Yurie has a non-exclusive license to market DataLabs' Virtual Access 1000 product on a private label basis as the LDR5. The LDR5 is an ATM access device that features full "CSU/DSU" capabilities, thereby allowing frame relay and TDM equipment to interface with an ATM network. The LDR5 offers low-cost ATM access for standard customer premises equipment. It is designed for use in branch offices and other settings that do not require the more sophisticated LDR200 or the LDR50 access products. The LDR5 enables the Company to offer a full range of ATM access products, but Yurie does not expect sales of the LDR5 to be significant.

  The following table describes the key features of the LDR5:

       INTERFACE MODULE        PORTS    PORT SPEEDS      PROTOCOLS SUPPORTED
       ----------------        -----    -----------      -------------------
Network:
  T1 (DS1)....................    1  1.544 Mbps        ATM
User:
  Channelized T1 (DS1)........    1  1.544 Mbps        Frame relay, TDM
  Serial Data (RS422, RS530,
   V.35)......................    1  56kbps-1.544 Mbps Frame relay, synchronous

 The LDR100

  Yurie's first access product, the LDR100, was originally built as a prototype to demonstrate the AQueMan queuing algorithm and the LANET framing protocol. The LDR100 was designed to meet the needs of highly technical users. Beginning in 1995, the LDR100 was delivered, through AT&T, to a variety of U.S. government agencies and their support contractors for deployment in mission-critical environments, including the U.S. military operations in Haiti and Bosnia. In addition to ships, aircraft and ground vehicles, the LDR100 has been deployed in centralized locations, such as telecommunications equipment closets and desktops.

  The LDR100, with a bus bandwidth of 64 megabits per second, aggregates high speed ATM LAN traffic and non-ATM voice and data traffic onto a low-speed ATM WAN. Where bandwidth utilization is especially critical, the LDR100 compresses voice prior to transmission over the WAN. To further ensure quality over a wide variety of circuit types, the LDR100 employs Reed Solomon forward error correction, and a simple error-tolerant addressing scheme. The Company has shipped more than 150 LDR100 access concentrators since February 1995.

 Product Management Protocol; Pricing

  Each of the Company's LDR products can be managed using any software package supported by the Simple Network Management Protocol ("SNMP"), such as HP OpenView and SunNet Manager. The LDR200 and LDR50 can also be managed using a simple "dumb" terminal interface.

  The LDR200 product sells for prices ranging from $35,000 to $135,000, the LDR50 from $20,000 to $40,000 and the LDR5's price ranges from $5,000 to $10,000. Actual price depends on the configuration of the product selected.

 Product Support

  The Company offers comprehensive customer support for its LDR product line. The Company's service organization offers installation, preventative maintenance, multi-vendor services, repair, training and a variety of other advanced services designed to enhance the reliability of a customer's telecommunications network. The LDR200 and the LDR50 are sold with a standard one-year warranty. The Company's customer support representatives are located in Landover, Maryland and currently are available from 8:00 a.m. to 8:00 p.m. Eastern time, Monday through Friday. At other times, the Company's customer support representatives can page an on-call technical support person to respond to technical support requests. In the future, the Company expects to offer extended service for the Company's products that will be available 24 hours a day, seven days a week. The Company is currently considering whether this service will be provided by a third party or in-house.

AT&T RELATIONSHIP

  Under the AT&T Agreement, Yurie granted AT&T the exclusive right to market and sell the LDR100 and the LDR200, including future designs, upgrades features and functionalities, in U.S. federal, state and local government markets, as well as certain foreign government markets, through December 1998, subject to AT&T's option to extend the AT&T Agreement in one-year periods through December 2001. In the discussions leading up to their recently announced OEM agreements with Yurie, both Lucent and Bay expressed an interest in marketing and selling Yurie products directly to government markets. Several other prospective customers of the Company also expressed an interest in such direct access. As a result, the Company began discussions with AT&T regarding AT&T's exclusive right to market and sell Yurie products in government markets. On November 3, 1997, Yurie and AT&T entered into the Restructured Agreement, pursuant to which AT&T will no longer have the exclusive right to market and sell Yurie products in government markets. In addition, pursuant to the terms of the Restructured Agreement, AT&T will no longer be required to make its remaining minimum purchases of LDR products in 1997 and 1998 totaling approximately $14.0 million.


SPLITROCK RELATIONSHIP

  The Company has a significant customer relationship with Splitrock, a Texas corporation that provides communications services specifically configured to meet the needs of large network users. Splitrock has recently purchased the Prodigy Network. Yurie and Splitrock recently entered into the Splitrock Agreement, which requires Splitrock to purchase a minimum of $20.0 million of LDR products from the Company in the period from July 1997 to December 1998. Under the Splitrock Agreement, Yurie has also agreed to provide services to support deployment and implementation of Yurie's products in Splitrock's network on a time and materials basis. Kwok L. Li, the Chief Technology Officer and Vice Chairman of the Board of Yurie, is currently the majority shareholder and acting Chairman of the Board of Splitrock. See "Certain Transactions."

  AT&T and Splitrock have entered into agreements pursuant to which AT&T network services will be provided to Splitrock. In conjunction therewith, AT&T Credit Corporation will lease to Splitrock Yurie products, including Yurie products previously sold to AT&T.

CUSTOMERS AND END USERS

  The Company markets and sells its products to telecommunication service providers, Internet service providers, corporate end users and government end users. The principal end users of Yurie's ATM access products have historically been U.S. government agencies and their support contractors. The Company has recently begun to obtain purchase orders from commercial customers. In the quarter ended December 31, 1996, 14.0% of the Company's product sales were to commercial customers. In the quarter ended June 30, 1997, 68.9% of the Company's sales were to commercial customers. Among the more than 30 government organizations and commercial customers that have purchased or used the Company's products are:

Advanced Research Project Agency/Defense
 Information                              Mitre Corporation
Systems Agency Joint Program Office       Booz-Allen & Hamilton, Inc.
U.S. Army Communications Electronics
 Command                                  Applied Innovation, Inc.
Defense Aerospace Reconnaissance
 Organization                             Oneline Management, Inc.
North Atlantic Treaty Organization        Lunex Group, LLC
Naval Research Laboratory                 K-NET Ltd.
Los Angeles Department of Water & Power   Government of Canada, Communications
Lucent Technologies                       Research Center
Splitrock Services, Inc.

  Although there are more than 30 end users of Yurie's products, the Company's customer base is highly concentrated and a small number of customers has accounted for a significant portion of the

Company's total revenue in recent years. Sales to AT&T, either for its own use or for resale to government agencies or their support contractors, accounted for 52.4%, 71.8%, 87.0% and 25.8% of the Company's total revenues in 1994, 1995, 1996 and the nine months ended September 30, 1997. Sales to Splitrock accounted for 25.0% of the Company's total revenues in the six months ended June 30, 1997. See "Certain Transactions." The Company continues to expand its sales and marketing efforts to telecommunications service providers and corporate end users.

RESEARCH AND DEVELOPMENT

  The Company's objective is to be a leader in developing new technology for the ATM access market. The Company has established an active research and development program that is focused on the development of new and enhanced products using ATM technology. In particular, the Company's research and development team is seeking to expand the capabilities of the LDR200's and LDR50's interface modules, develop new server modules (such as primary rate ISDN and voice compression), expand network management capabilities and enhance service interworking capabilities. The Company actively solicits product development ideas from telecommunications service providers and end users of the Company's products, and develops additional ideas through participation in industry organizations and international standards bodies such as the ITU and ATM Forum.

  During 1994, 1995, 1996 and the six months ended June 30, 1997, total research and development expenditures were $40,000, $428,000, $3.8 million and $3.3 million, respectively. The Company expects its future research and development expenditures will grow commensurately with its revenue growth. As of September 12, 1997, 69 Company employees were engaged in research and development programs, including hardware and software development, test and engineering support personnel. The majority of these employees currently are located in the Company's Landover, Maryland headquarters. The Company has recently opened a research and development facility in Alameda, California. Approximately two-thirds of the Company's research and development employees hold masters or higher degrees. The Company believes that recruiting and retaining qualified engineering personnel will be essential to its continuing success.

SALES, MARKETING AND DISTRIBUTION

  In order to pursue customers in the telecommunications service provider and corporate end user markets, the Company has expanded its direct sales force by hiring sales personnel who have all had experience in commercial sales of networking and/or telecommunications products. To allow its sales force to concentrate on commercial markets, the Company will continue to rely on AT&T to market and sell the LDR products in U.S. federal, state and local government markets, as well as in certain foreign government markets. As of September 12, 1997, the Company had 15 sales personnel in its direct sales organization. Currently, domestic sales offices are located in New York, Phoenix, San Francisco, Los Angeles, Hartford, Chicago, Dallas, Boston, Tampa, Atlanta and Landover, MD. All of these offices, except the office in Landover, MD, are currently located in the homes of sales people. During 1997, the Company plans to add additional sales people in existing locations, including San Francisco and New York. Also during 1997, the Company plans to open sales offices in new locations including Seattle, Houston, Miami and Pittsburgh, all of which are expected to be located in the homes of sales people. International sales offices are located in the U.K. and Korea. The Company may add additional international locations in late 1997 and 1998.

 Direct Sales

  The Company continues to expand its direct sales force to market the Company's products and to ensure direct contact with its customers and private label partners. The primary roles of the Company's sales force are (i) to provide support to commercial customers and seek additional strategic partners, (ii) to support end users by addressing complex ATM access problems and (iii) to differentiate the features and capabilities of the Company's LDR products from competitive products. In addition, the Company believes that its investment in a direct sales force will help the Company to monitor changing customer requirements, competing products and the development of industry standards.

  Yurie's 15-person direct sales force includes both sales persons and sales engineers. Sales engineers provide support and services for the Company's sales persons and for existing customers. Most of the members of the direct sales force have had significant prior experience in sales with industry-leading networking companies. Members of Yurie's sales team have had an average of 10 years of sales experience, and many of the sales persons have had experience selling and managing end user, telecommunications service provider and strategic private label accounts.

 Marketing

  The Company has recently established a marketing program to support the sale and distribution of its products. The objective of this program is to inform potential strategic allies and end users about the capabilities and benefits of the Company's products. The marketing program includes participation in industry trade shows and technical conferences, technology seminars, publication of customer newsletters and technical and educational articles for the trade press and other industry journals. In addition, the Company communicates frequently with its installed base of end users regarding evolving applications for the Company's products.

MANUFACTURING AND SUPPLIERS

  The Company's manufacturing operations consist primarily of materials planning and procurement, test and manufacturing engineering, module testing and quality control. Yurie relies on three manufacturers, Sanmina Corporation, Teledyne Electronic Technologies and Kuchera Industries, Inc. to manufacture the majority of its common equipment circuit packs, backplanes, chassis and printed circuit board assemblies used in the Company's products. Yurie does not have a contract with these or any other manufacturer, and all of the Company's products are manufactured pursuant to individual purchase orders. The Company believes that its orders do not represent a significant portion of these subcontract manufacturers' total business. In the past, Yurie has also used several other manufacturers as supplemental sources for backplanes, chassis and printed circuit boards, and may use these manufacturers in the future as necessary. The Company believes that its strategy of using subcontract manufacturers has increased its flexibility and responsiveness to changes, as it is in a better position to reduce product costs, acquire additional capacity and reduce its capital investment. It is, however, currently relying on a limited number of manufacturers, and if one or more of these manufacturers should experience quality or other problems, such problems could result in delays in product shipments by the Company.

  Final testing of the Company's products is performed by the Company at its Landover, Maryland facility. All products are rigorously tested using automated test equipment prior to shipment to customers. All circuit boards are tested individually. As each customer's network requires different product features to provide the desired functionality, the products are not assembled into complete units prior to shipment. Each feature is packaged and shipped separately to the customers, who use instructions provided by Yurie to configure the products at their locations. Yurie warrants all of its products to be free from defects for a period of one year from the date of shipment.

  Generally, the Company uses industry standard components for its access products. It uses field programmable gate arrays with erasable programmable memory rather than custom integrated circuits in order to maximize its ability to customize products quickly for telecommunications service providers and add product features. Certain components used in the Company's products, including microprocessors and communications chips manufactured by PMC-Sierra, Inc., Hewlett-Packard Company, Integrated Device Technology, Inc., Xilinx, Inc., Texas Instruments, Analog Devices and Altera Corporation, are currently available from only one supplier In the past, there have been shortages of certain of these components because of vendor production problems and the inability of suppliers to increase delivery rates. In addition, the Company has experienced shortages of certain other key components. These component shortages and delays have resulted in delays in the shipment of the Company's products, and the component shortages have also resulted in higher component costs. When these components are in short supply, Yurie must compete for them with larger companies that often have longer established relationships with these vendors. Certain components that currently are readily available may become difficult to obtain in the future.

COMPETITION

  While the market for ATM access products is still evolving, the networking industry as a whole is intensely competitive. Among the companies who have already produced ATM access products are ADC Kentrox and 3Com. In addition, Ascend Communications has developed an ATM access product. Other companies, including Cisco Systems/StrataCom, Nortel, General DataComm, Digital Link, Fore Systems and Newbridge Networks, have already developed networking equipment that may be competitive with the Company's products. The Company expects that some of these companies and other networking and computer systems companies may in the future announce plans to develop ATM access products that are directly competitive with the Company's products.

  The Company does not intend to compete solely on the basis of price. Instead, it intends to compete by offering superior features, performance, reliability and flexibility at competitive prices. Yurie's management is adopting this strategy because equipment price is only one component in overall communications costs. WAN bandwidth and network operating expenses generally exceed the total cost of the network equipment for a typical customer.

  As competition in the ATM access market increases, the Company believes that the ATM access industry may be characterized by the intense price competition similar to that present in the broader networking market. In response to this, the Company has already implemented cost improvement measures and will continue to seek ways to improve upon the LDR products' price-to-performance ratio.

INTELLECTUAL PROPERTY, PROPRIETARY INFORMATION AND TECHNICAL KNOW HOW

  The Company believes that its future success depends, in part, upon its ability to develop and protect proprietary technology contained in its products. The Company currently relies upon a combination of trade secret, copyright, patent and trademark laws, as well as contractual restrictions, to establish and protect proprietary rights in its products. The Company also has entered into nondisclosure, noncompete and invention assignment agreements with substantially all of its employees and nondisclosure agreements with certain of its suppliers, distributors and customers so as to limit access to and disclosure of its proprietary information. There can be no assurance that these statutory and contractual arrangements will prove sufficient to deter misappropriation of the Company's technologies or independent third-party development of similar technologies. The Company also possesses and relies upon a valuable body of technical know how related to the design and operation of its products.

  The U.S. Patent and Trademark Office recently issued U.S. Patent No. 5,568,482 to the Company for its LANET protocol. LANET is a significant technological invention that allows ATM to run over transmission media of any speed or quality. The Company intends to provide the technology covered by the LANET patent at no cost to the public because it believes that making the LANET technology freely available to the public would have greater benefits than licensing the technology to third parties or preserving the technology solely for its own use. The Company, however, retains its patent rights in the LANET technology, although third parties are free to use the technology in unmodified form for their own purposes. The Company anticipates that making LANET available at no cost to the public will create demand for and facilitate widespread use of LANET and increase name recognition for Yurie as the developer of LANET.

  Two additional patent applications have been filed for (i) the AQueMan algorithm developed by the Company to regulate and prioritize the flow of traffic in ATM access products and (ii) error-tolerant addressing to enhance the ability to transport ATM cells over noisy links (e.g., wireless circuits). The Company intends to file another patent application for a method to simplify authentication and key exchange in the establishment of secure links. The Company does not now intend to make any of the technologies described in these patent applications available to the public at no cost. There can be no assurance that the Company's patent applications will result in issued patents or that the Company's existing patent or future patents will be upheld as valid or prevent the development of competitive products. The failure of the Company to obtain a patent for AQueMan, or to be granted patents for any of its other Company-developed technologies, could have a material adverse effect on the Company's business and its growth prospects.

FACILITIES

  The Company's principal offices are located in a 137,000 square foot facility leased by the Company at 8301 Professional Place, Landover, MD 20785-2237 (a suburb of Washington, DC). Approximately 40% of the space in this facility is used or reserved for manufacturing, product development and testing; the balance is used or reserved for sales, marketing and other general and administrative activities.

  The Company also leases 6,000 square feet of space for a research and development facility at 2020 Challenger Drive, Suite 101, Alameda, California. Yurie believes that its present facilities are well maintained and in good operating condition, although additional facilities may be needed to meet anticipated levels of operations in the foreseeable future.

EMPLOYEES

  On September 12, 1997, Yurie employed 219 individuals on a full-time equivalent basis. Of these, 69 were involved in engineering, 27 were working in applications engineering in the federal division, 42 were employed in sales, marketing and customer support, 50 were engaged in manufacturing, and the remaining 31 were devoted to administration, finance and strategic planning. Approximately 40% of the Company's employees hold masters or higher degrees. The Company considers its relations with its employees to be good and has not experienced any interruption of operations as a result of labor disagreements, nor are there any collective bargaining agreements in place.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

  The directors, executive officers and key employees of the Company are:

       NAME                         AGE                 POSITION
       ----                         ---                 --------
Jeong H. Kim.......................  37 Chief Executive Officer and Chairman of
                                         the Board of Directors
Harry J. Carr(1)...................  41 President, Chief Operating Officer and
                                         Director
Kwok L. Li.........................  40 Chief Technology Officer and Vice-
                                         Chairman of the Board of Directors
Barton Y. Shigemura................  38 Senior Vice President, Sales and
                                         Marketing and Director
Harry J. D'Andrea..................  41 Chief Financial Officer and Treasurer
Quon S. Chow.......................  57 Vice President, Engineering
Anthony J. DeMambro................  55 Vice President, Operations
William F. Flynn...................  40 Vice President, Federal Division
Joseph Miller......................  40 Vice President, Marketing
John J. McDonnell..................  51 Corporate Counsel and Secretary
Kenneth D. Brody(2)................  54 Director
Herbert Rabin(2)...................  68 Director
R. James Woolsey(3)................  56 Director
William J. Perry(4)................  69 Director
Henry W. Sterbenz(5)...............  53 Vice President, Quality
Catherine A. Graham(5).............  37 Vice President, Finance, and Investor
                                         Relations Officer

--------
(1) Mr. Carr replaced Mr. Li as President and Chief Operating Officer of the Company effective June 30, 1997.
(2) Member of the Audit Committee and Compensation Committee.
(3) Member of the Audit Committee.
(4) Member of the Compensation Committee.
(5) Key employee.

  Dr. Kim is the founder of Yurie and has served as Chief Executive Officer and Chairman of the Board of Directors of the Company since its inception in February 1992, as well as President from its inception until March 1996. From 1990 to 1993, Dr. Kim served as Senior Project Engineer with Allied-Signal Technical Services Corporation, a subsidiary of Allied-Signal Inc. Previously, he served as an Engineering Consultant with SFA, Inc., a U.S. Department of Defense contractor and as a Nuclear Submarine Officer in the U.S. Navy. Dr. Kim holds a Ph.D. in Reliability Engineering from the University of Maryland, and an M.S. in Technical Management and a B.E.S. in Electrical Engineering and Computer Science from The Johns Hopkins University.

  Mr. Li has served as Chief Technical Officer and Vice Chairman of the Board of Directors of the Company since July 1, 1997. Mr. Li served as President and Chief Operating Officer of the Company since March 1996, a Director since 1995, and Executive Vice President and Chief Technical Officer from August 1994 through March 1996. Mr. Li was employed by Yurie on a part-time basis from its inception in 1992 through August 1994. From 1991 to 1994, Mr. Li was Director of Strategic Planning at WilTel, Inc., an interexchange carrier, and from 1988 to 1991, he was Manager of Fiber Access Systems Development for Bell Northern Research, Inc., a subsidiary conducting technological research and development for Northern Telecom Limited. Mr. Li holds a B.E.S. in Electrical Engineering from The Johns Hopkins University.

  Mr. Carr has served as President, Chief Operating Officer and a Director of the Company since June 30, 1997. Prior to joining the Company, he spent five years with AT&T, the last 18 months of which was spent at AT&T Local Services where he was Market Development Vice President for the Atlantic States region. For six months of that period, he also acted as National Program Manager. Mr. Carr was also AT&T Defense Markets Vice President from 1992 to 1996. From 1989 to 1992, Mr. Carr practiced law, most recently as a partner at Veneble, Baetjer, Howard & Civiletti. Prior to that, he was with AT&T for over 11 years, holding a variety of positions in finance, marketing, operations and law. Mr. Carr holds a B.S. in Finance from Fairfield University and a J.D. from the University of Connecticut School of Law.

  Mr. Shigemura has served as Senior Vice President, Sales and Marketing and a Director of the Company since May 1996. From 1993 to 1996, Mr. Shigemura was Vice President, Marketing and Services and an executive officer for Premisys Communications, Inc., a manufacturer of integrated access products for telecommunications service providers, and from 1990 to 1993, he was Director, Product Line Management for Northern Telecom Limited, a telecommunications equipment manufacturer. Prior to that, he served as an Area Vice President, Sales for General DataComm Industries, Inc., a provider of wide area network and telecommunication products. Mr. Shigemura holds a B.S. in Marketing and Finance from the University of Southern California.

  Mr. D'Andrea has served as Chief Financial Officer and Treasurer of the Company since June 1997. During 1996, he was Chief Financial Officer for American Communications Services, Inc., a company specializing in fiber optic network development and local telecommunications services. From 1993 to 1995, he was Executive Vice President, Chief Financial Officer and Treasurer for Caterair International Corporation, an in-flight catering company. From 1989 to 1993, he was Vice President, Finance and Treasurer for Caterair. Prior to joining Caterair, he held various financial positions with Marriott Corporation and Xerox Corporation. Mr. D'Andrea holds an M.B.A. from Drexel University and a B.A. in Foreign Service from The Pennsylvania State University.

  Mr. Chow has served as Vice President, Engineering of the Company since June 1996. Prior to joining the Company, he spent 30 years with Bell Northern Research, Inc. a subsidiary conducting technological research and development for Northern Telecom Limited, where his last position was Director, Broadband Systems Development. Mr. Chow holds an M.S. and a B.S. in Electrical Engineering from the University of New Brunswick and the University of British Columbia, respectively.

  Mr. DeMambro has served as Vice President, Operations of the Company since October 1996. From 1993 until to joining the Company, he was Vice President of Operations for Steinbrecher Corporation, now Tellabs Wireless, Inc. From 1991 to 1993, he was Director of Operations for Aviv Corporation, a manufacturer of data storage products. From 1989 to 1991 he was Vice President of Manufacturing for EMC/2/ Corporation, also a manufacturer of data storage products.

  Mr. Flynn has served as Vice President, Federal Division of the Company since July 1996, and was Director of Government Programs from May 1994 through June 1996. From 1990 to 1994, he was a Senior Manager, Program Development and Technical Liaison for McDonnell Douglas Aerospace, a manufacturer of aerospace systems. Previously, Mr. Flynn was Marketing Manager, Exploitation Systems for Unisys Defense Systems and a Naval Flight Officer in the U.S. Navy. Mr. Flynn holds an M.B.A. from Averett College and a B.A. in Journalism from the University of South Carolina.

  Mr. Miller has served as Vice President, Marketing since May 1996. From 1993 to 1996, he was Director of Marketing for Premisys Communications, Inc., a manufacturer of integrated access products for telecommunications service providers. From 1986 to 1993, he held various management positions at Network Equipment Technologies, a network equipment company. Mr. Miller holds a B.S. in Business from Golden Gate University.

  Mr. McDonnell has served as Corporate Counsel and Secretary of the Company since June 1996 and is presently employed on a part-time basis. He founded Coagulation Diagnostics, Inc., a medical diagnostics device company, in 1995, and serves as its Chief Executive Officer. From 1990 to 1995, he was Counsel with Reed Smith Shaw & McClay, a law firm. He previously served as Executive Vice President and General Counsel for Fairchild Space and Defense Corporation, Senior Vice President and General Counsel for Fairchild Industries, Inc. and Principal Deputy General Counsel of the Department of the Navy. Mr. McDonnell serves on the Boards of Directors of Geraghty and Miller, Inc., an environmental engineering firm, PHP Healthcare Corporation and Sequoia National Bank. Mr. McDonnell holds an A.B. from Boston College and a J.D. from Fordham Law School.

  Mr. Brody has served as a Director of the Company since June 1996. Mr. Brody is the founding partner of Winslow Partners LLC, a private equity investment firm in Washington, D.C. From 1993 to early 1996, Mr. Brody served as President and Chairman of the Export-Import Bank of the United States. Prior thereto, he was a Partner at Goldman, Sachs & Co., where he served as a member of the firm's Management Committee and founded and headed the high technology investment banking group. Mr. Brody holds an M.B.A. from the Harvard Business School and a B.S. in Electrical Engineering from the University of Maryland.

  Dr. Rabin has served as a Director of the Company since 1995. Dr. Rabin is Director of the Engineering Research Center and Associate Dean of the College of Engineering at the University of Maryland, where he has been Professor of Electrical Engineering since 1983. He was Deputy Assistant Secretary of the Navy (Research, Applied and Space Technology) from 1979 through 1983 and Associate Director of Research at the Naval Research Laboratory from 1971 through 1979. He currently serves as a Director of General Research Corporation International and the National Technological University. Mr. Rabin holds a Ph.D., an M.S. and a B.S. in Physics from the University of Maryland, the University of Illinois and the University of Wisconsin, respectively.

  Mr. Woolsey has served as a Director of the Company since April 1996. Mr. Woolsey served the United States as the Director of Central Intelligence from 1993 to 1995, after which he returned to the law firm of Shea & Gardner, in Washington, DC, where he became a partner in 1979. Mr. Woolsey is a Director of United States Fidelity & Guaranty Company and Sun Healthcare Group, Inc. Mr. Woolsey holds an L.L.B. from Yale Law School, an M.A. from Oxford University and a B.A. from Stanford University.

  Dr. Perry has served as a Director of the Company since January 1997. He served as the Secretary of Defense from 1994 to 1997, and served as Deputy Secretary of Defense from 1993 to 1994. From 1989 to 1993, Dr. Perry was a professor in the School of Engineering at Stanford University, and also served as the Chairman of Technology Strategies Alliances and as a Co-Director of Stanford's Center for International Security and Arms Control. Dr. Perry holds a Ph.D. in Mathematics from Penn State University and an M.S. and B.S. in Mathematics from Stanford University.

  Mr. Sterbenz has served as Vice President, Quality of the Company since July 1996 and was Vice President and Secretary from September 1995 through June 1996. From 1987 to 1995, he was a Program Manager at Kaman Sciences Corporation, a systems development and integration company, working in weapon systems engineering and corporate information management. From 1965 to 1987, he served as an officer in the U.S. Army. Mr. Sterbenz holds an M.B.A. from Long Island University, an M.S. in Physics from the Naval Post Graduate School and a B.S. in Engineering from the U.S. Military Academy.

  Ms. Graham has served as Vice President, Finance of the Company since February 1996 and Investor Relations Officer since February 1997. From 1994 to 1995, she was a financial consultant with Smith Barney. From 1991 to 1994, she was Chief Financial Officer, Treasurer and Senior Investor Relations Officer at DavCo Restaurants, Inc., a franchisee of Wendy's International, Inc., and from 1988 to 1991, she was Vice President, Structured Finance for MNC Financial, Inc., a bank holding company. Ms. Graham holds an M.B.A. from Loyola College and a B.A. in Economics from the University of Maryland.

BOARD OF DIRECTORS AND COMMITTEES

  The Certificate divides the Board of Directors of the Company into three classes, each class to be as nearly equal in number of directors as possible. Messrs. Shigemura and Brody and Dr. Perry are Class I directors with their terms of office expiring in 1999, Messrs. Li, Woolsey and Carr are Class II directors whose terms will expire in 1998, and Drs. Kim and Rabin are Class III directors whose terms will expire in 2000.

  The Board of Directors has created an Audit Committee and a Compensation Committee. The Audit Committee is responsible for nominating the Company's independent auditors for approval by the Board of Directors; reviewing the scope, results and costs of the audit with the Company's independent auditors; and reviewing the financial statements and audit practices of the Company. The members of the Audit Committee are Dr. Rabin and Messrs. Brody and Woolsey (Chairman).

  The Compensation Committee is responsible for administering the Company's Stock Option Plan (described below) with respect to executive officers and directors of the Company and for recommending other compensation decisions to the Board of Directors. The members of the Compensation Committee are Mr. Brody, Dr. Perry and Dr. Rabin (Chairman).

  The Stock Option Committee is responsible for administering the Stock Option Plan with respect to employees that are not executive officers of the Company. The Stock Option Committee was formed in order to provide timely option grants to new employees. The current members of the Stock Option Committee are Dr. Kim, Mr. Li, Mr. Carr, Mr. Shigemura and Mr. Brody.

EXECUTIVE COMPENSATION

  Summary Compensation. The following table sets forth information concerning compensation for services rendered in all capacities to the Company by the Chief Executive Officer and the four most highly compensated officers of the Company other than the Chief Executive Officer for the fiscal years ended December 31, 1996, 1995 and 1994:

                          SUMMARY COMPENSATION TABLE

                                   ANNUAL COMPENSATION            LONG-TERM COMPENSATION
                          -------------------------------------- -------------------------
                                                                               SECURITIES
        NAME AND                                    OTHER ANNUAL  RESTRICTED   UNDERLYING   ALL OTHER
  PRINCIPAL POSITIONS*    YEAR SALARY ($) BONUS ($) COMPENSATION STOCK AWARDS  OPTIONS (#) COMPENSATION
  --------------------    ---- ---------- --------- ------------ ------------  ----------- ------------
Jeong H. Kim(3).........  1996  200,000        --      16,616(1)       --             --         --
 Chief Executive Officer  1995  206,112    656,865     41,346(2)       --             --         --
                          1994  346,235     26,870     17,715(2)       --             --         --
Kwok L. Li(3)...........  1996  150,000        --      11,407(1)       --             --         --
 Chief Technical Officer  1995  140,851    250,077     25,962(2)   154,000(4)         --      15,940(5)
                          1994   52,492      3,366      5,911(2)       --             --         --
Barton Y. Shigemura.....  1996   89,559      5,000        308(1)       --       1,000,000      4,680(5)
 Senior Vice President,   1995      --         --         --           --             --         --
 Sales & Marketing(6)     1994      --         --         --           --             --         --
Quon S. Chow(6).........  1996   62,645        --         --           --         100,000     10,222(5)
 Vice President,          1995      --         --         --           --             --         --
 Engineering              1994      --         --         --           --             --         --
William F. Flynn........  1996   93,722     20,000      2,458(1)       --         100,000        --
 Vice President, Federal  1995  107,164     10,000     11,482(2)       --             --         --
 Division                 1994   59,884        603      2,992(2)       --             --         --

--------
 * Mr. Carr, who replaced Mr. Li as President and Chief Operating Officer in July 1997, is expected to be included in the Fiscal 1997 Summary Compensation Table along with Dr. Kim and Messrs. Li, Shigemura and Chow.
(1) For Dr. Kim and Messrs. Li and Flynn, includes the Company's contribution to their 401(k) plan of $10,000, $7,500 and $2,458, respectively. For Dr. Kim and Messrs. Li and Shigemura, also includes compensation related to their use of Company-leased vehicles in the amount of $6,616, $1,846 and $308, respectively.
(2) Includes payments for unused vacation and sick leave and the Company's contribution to pension plans.
(3) The Company has employment agreements with Dr. Kim and Mr. Li. See "-- Employment Agreements."
(4) Represents 4,000,000 shares of common stock granted to Mr. Li in March
    1995.
(5) Represents reimbursed relocation expenses and, for Mr. Li, applicable associated taxes.
(6) Messrs. Shigemura and Chow joined the Company in May 1996 and July 1996, respectively.

           OPTION GRANTS IN THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                      INDIVIDUAL GRANTS(1)
                          --------------------------------------------  POTENTIAL REALIZABLE
                                      % OF TOTAL                          VALUE AT ASSUMED
                           NUMBER OF   OPTIONS                          ANNUAL RATES OF STOCK
                          SECURITIES  GRANTED TO                       PRICE APPRECIATION FOR
                          UNDERLYING  EMPLOYEES  EXERCISE/                 OPTION TERM(2)
                            OPTIONS   IN FISCAL  BASE PRICE EXPIRATION -----------------------
       NAME               GRANTED (#)    YEAR      ($/SH)      DATE        5%          10%
       ----               ----------- ---------- ---------- ---------- ----------- -----------
Jeong H. Kim(3).........           0        0%       --          --            --          --
Kwok L. Li(3)...........           0        0        --          --            --          --
Barton Y. Shigemura(4)..   1,000,000     31.9      $0.52      5/6/06       327,025     823,746
Quon S. Chow............     100,000      3.2       2.70      7/8/06       169,802     430,310
William F. Flynn(5).....      41,800      1.3       0.52     1/31/06        13,670      34,642
                              30,000      1.0       0.52     4/10/06         9,811      24,862
                              28,200      0.9       2.70      7/1/06        47,884     121,348

--------
(1) All awards listed on table were in the form of option grants made pursuant to the Company's Stock Option Plan.
(2) Sets forth potential option gains based on assumed annualized rates of stock price appreciation from the market price at the date of grant of 5% and 10% (compounded annually) over the full term of the grant with appreciation determined as of the expiration date. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission, and do not represent the Company's estimate or projection of future common stock prices.
(3) To date, neither Dr. Kim nor Mr. Li has been granted options to purchase common stock of the Company.
(4) Of the 1,000,000 options granted to Mr. Shigemura, 250,000 vested upon their grant, 187,500 vested in May 1997, and the remaining 562,500 shares vest ratably over a 36-month period commencing in May 1997.
(5)  Mr. Flynn received three separate option grants during 1996.

  Aggregated Option Values. The following table sets forth the stock option values as of December 31, 1996 for each of the named executive officers. There were no exercises of stock options by the named executive officers in the fiscal year ended December 31, 1996.

               AGGREGATED OPTION VALUES AS OF DECEMBER 31, 1996

                              NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                             UNDERLYING UNEXERCISED         IN-THE-MONEY
                                   OPTIONS AT                OPTIONS AT
                                 FISCAL YEAR-END           FISCAL YEAR-END
                                       (#)                     ($)(1)
                            ------------------------- -------------------------
      NAME                  EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
      ----                  ----------- ------------- ----------- -------------
Jeong H. Kim...............       --           --            --           --
Kwok L. Li.................       --           --            --           --
Barton Y. Shigemura........   250,000      750,000    $2,120,000   $6,360,000
Quon S. Chow...............       --       100,000           --       630,000
William F. Flynn...........       --       100,000           --       848,000

--------
(1) Sets forth values for "in the money" options that represent the positive spread between the respective exercise/base prices of outstanding stock options and the fair value of $9.00 per share of common stock at December 31, 1996, as determined by the Board of Directors.

                               STOCK OPTION PLAN

  Under the Company's Stock Option Plan, stock option awards may be made to employees, consultants, directors and officers of the Company. The purposes of the Stock Option Plan are to attract, retain and motivate the best available officers (executive or otherwise), other employees and consultants for positions of substantial responsibility, to give such officers, employees and consultants a greater personal stake in the success of the Company's business, to provide additional incentive to the Company's officers and employees to continue and advance in their employment and service to the Company and to promote the success of the Company's business.

  The Stock Option Plan was adopted by the Company's Board of Directors on January 31, 1996 and amended and restated on May 14, 1997 to increase the maximum number of shares issuable under the Stock Option Plan. The Company's shareholders approved the amended and restated Stock Option Plan on June 26, 1997. A total of 7.0 million shares have been reserved for issuance under the Stock Option Plan. The Stock Option Plan will remain effective until all shares available for issuance under the Plan have been issued, unless sooner terminated by action of the Board of Directors. The number and kind of shares subject to the Stock Option Plan may be adjusted by the Board to prevent dilution or enlargement of rights in the event of a merger, consolidation, sale of all or substantially all of the assets of the Company, reorganization, reclassification, stock dividend, stock split, reverse stock split or other similar distribution with respect to the outstanding shares of common stock. No individual may be granted options to purchase more than 1,500,000 shares of common stock in any year under the Stock Option Plan. An additional amendment to the Stock Option Plan, adopted by the Board of Directors on July 30, 1997, provides that stock options granted pursuant to the Stock Option Plan are transferable to members of the option holder's "immediate family" (as defined in the Stock Option Plan), subject to the terms and conditions of the Stock Option Plan.

  The Stock Option Plan is administered by the Board of Directors, although the Board is in some cases authorized (and in some cases required) to delegate the administration of the Stock Option Plan to a committee. The Board (or the committee) is authorized to modify or amend the Stock Option Plan at any time. The Board (or the committee) is further authorized to select the optionees and determine the terms of the options granted, including: (i) the number of shares subject to each option; (ii) when the option becomes exercisable; (iii) the duration of the option and (iv) any other appropriate term of the option agreement. The Board (or the committee) also may accelerate or extend the time at which any option may be exercised. The Stock Option Plan requires that the exercise price of each option be set at the fair market value of the common stock on the effective date of the grant.

  The Stock Option Plan provides for automatic annual grants to independent directors of 5,000 stock options on June 30 of each year beginning on June 30, 1997. In addition, the Board (or the committee) may grant options to incoming directors upon their agreement to serve on the Board. The Stock Option Plan also provides that in the event of a transaction that constitutes a Change of Control (as defined in the Plan) of the Company, each outstanding option will automatically become exercisable as to all of the option shares immediately prior to the effective date of such transaction, subject to certain exceptions.

  As of September 30, 1997, options to acquire an aggregate of 5,013,168 shares of common stock were outstanding pursuant to the Stock Option Plan (net of canceled options) and 1,695,165 shares remained for future grants. In general, these options vest over a four-year period from their grant date and expire after a specified period not to exceed ten years. Neither Dr. Kim nor Mr. Li hold any options to purchase shares of common stock under the Stock Option Plan. Other executive officers, directors and key employees have been granted options to purchase shares under the Stock Option Plan as of September 30, 1997 as follows: Harry J. Carr--1,000,000 shares, Barton Y. Shigemura-- 1,000,000 shares; Harry J. D'Andrea--150,000 shares; Quon S. Chow--100,000 shares; Anthony J. DeMambro--100,000 shares; William F. Flynn--100,000 shares; Joseph Miller--110,000 shares; John J. McDonnell--30,000 shares; Herbert Rabin--126,000 shares; R. James Woolsey--105,000 shares; Kenneth D. Brody-- 80,000 shares; William J. Perry--80,000 shares; Henry W. Sterbenz--50,000 shares; and Catherine A. Graham--50,000 shares. These options have exercise prices ranging from $.52 to $17.06 per share and a weighted average exercise price of $4.84. All of these options vest periodically through June 2001.

  The options granted under the Stock Option Plan are not incentive stock options within the meaning of Section 422 of the Internal Revenue Code.

                              STOCK PURCHASE PLAN

  In December 1996, the Board of Directors and the stockholders of the Company approved the adoption of the Yurie Systems, Inc. Employee Stock Purchase Plan (the "Stock Purchase Plan"). A total of 200,000 shares of common stock have been reserved for issuance under the Stock Purchase Plan. Employees of the Company will be eligible to participate in the Stock Purchase Plan if they have been employed by the Company for at least 90 consecutive days. Employees who own 5% or more of the outstanding capital stock of the Company will not be eligible to participate. The Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions, at a price equal to 85% of the fair market value of the common stock at the time of purchase.

  The Stock Purchase Plan is administered by the Board of Directors or by a committee appointed by the Board of Directors, which shall establish such rules and procedures as are necessary or advisable to administer the Stock Purchase Plan. The Stock Purchase Plan became effective on February 18, 1997, the date on which a registration statement on Form S-8 filed by the Company with respect thereto became effective. The Stock Purchase Plan will remain effective until all the shares available for issuance under the Plan have been issued, unless sooner terminated by action of the Board of Directors.

                                  401(K) PLAN

  Effective January 1, 1996, the Company adopted a 401(k) Plan (the "401(k) Plan"). Pursuant to the 401(k) Plan, participants may contribute up to 10% (12% as of April 1997) of their compensation, not to exceed a statutorily prescribed annual maximum, to the 401(k) Plan. The 401(k) Plan provides for the Company to make dollar-for-dollar matching contributions to the Plan on behalf of each participant up to a maximum of 5% of the participant's base salary and discretionary profit-sharing contributions. An employee must have completed one year of service (as defined in the 401(k) Plan) in order to participate in the 401(k) Plan.

  Under the 401(k) Plan, each participant vests immediately in his or her salary contributions and vests in the Company's contributions at the rate of 20% per year of service beginning with two years of service. Distributions may be made from a participant's account in the form of a lump-sum, installments or direct rollover upon termination of employment, retirement, disability, death or attainment of the age 59 1/2, or in the form of a lump-sum distribution in the event of financial hardship. The 401(k) Plan is intended to qualify under Section 401 of the Code so that contributions by employees or by the Company to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company, if any, will be deductible by the Company when made.

  The 401(k) Plan has been amended to provide that the Company's matching contributions will take the form of common stock and to provide that employees may become participants in the 401(k) Plan for the purpose of making salary contributions as of the first day of the quarter following their date of hire. The Board has reserved a total of 200,000 shares of common stock for issuance in connection with the 401(k) Plan.

                                 STOCK GRANTS

  The Company has granted shares of stock as compensation to certain of its officers and employees. On May 22, 1995, the Company issued (i) 4,000,000 shares of common stock to Kwok L. Li; (ii) 200,000 shares of common stock to Yung-Lung Ho and 2,400 shares of common stock to several employees; and (iii) on June 14, 1995, the Company issued 6,000 shares of common stock to several employees. See "--Summary Compensation Table."

                             EMPLOYMENT AGREEMENTS

  The Company has employment agreements with Dr. Kim, its Chief Executive Officer, Mr. Li, its Chief Technical Officer, and Mr. Carr, its President and Chief Operating Officer. Pursuant to the Company's employment agreement with Dr. Kim, dated July 31, 1996 (the "Kim Employment Agreement"), Dr. Kim will receive an annual salary of $200,000 and bonus of $40,000 or such other amount as the Board of Directors may determine. Dr. Kim's employment is for a one-year term that renews automatically unless terminated by either party. If the Kim Employment Agreement is terminated by the Company for any reason other than "disability" or "cause" or by Dr. Kim for "good reason" (as those terms are defined in the Kim Employment Agreement), the Company must make a cash lump sum severance payment equal to Dr. Kim's base salary (as defined in the Kim Employment Agreement) and a "bonus amount" for the then-current year, and continue his benefits for up to one year. Throughout his employment, Dr. Kim is bound by a covenant not to compete, which prevents him from engaging in any business in the United States in which the Company is then involved. Dr. Kim will continue to be bound by this covenant not to compete for one year after his termination. The Kim Employment Agreement also provides for certain registration rights with respect to Dr. Kim's shares of common stock pursuant to a registration rights agreement (the "Kim Registration Rights Agreement"). Dr. Kim has waived his registration rights with respect to this offering. See "Shares Eligible for Future Sale."

  The employment agreement between the Company and Mr. Li, dated July 31, 1996, as amended on June 24, 1997 (the "Li Employment Agreement"), provides for Mr. Li to receive an annual salary of $150,000 and bonus of $30,000 or such other amount as the Board of Directors may determine. Mr. Li's employment is for a one-year term that renews automatically unless terminated by either party. If the Li Employment Agreement is terminated by the Company for any reason other than "disability" or "cause" or by Mr. Li for "good reason" (as those terms are defined in the Li Employment Agreement), the Company must make a cash lump sum severance payment equal to Mr. Li's base salary for the then-current year and a "bonus amount" (as defined in the Li Employment Agreement), and continue his benefits for up to one year. Throughout his employment, Mr. Li is bound by a covenant not to compete, which prevents him from engaging in any business in the United States in which the Company is then involved. Mr. Li will continue to be bound by this covenant not to compete for one year after his termination. The Li Employment Agreement, as amended, reflects Mr. Li's new position as Chief Technology Officer and Vice Chairman of the Board of Directors and allows him, to a material extent, to participate in other business activities relating to Splitrock. The Li Employment Agreement provides for certain registration rights with respect to Mr. Li's shares of common stock pursuant to a registration rights agreement (the "Li Registration Rights Agreement"). Mr. Li has waived his registration rights with respect to this offering. See "Shares Eligible for Future Sale."

  Pursuant to the Company's employment agreement with Mr. Carr dated April 30, 1997 (the "Carr Employment Agreement"), Mr. Carr will receive an annual salary of $200,000 and a bonus of 20% of his annual base salary or such other amount as the Board of Directors may determine. Mr. Carr's employment is for a three-year term that renews automatically for a one-year term unless terminated by either party. If the Carr Employment Agreement is terminated by the Company for any reason other than "disability" or "cause" or by Mr. Carr for "good reason" (as those terms are defined in the Carr Employment Agreement), the Company must make a cash lump sum severance payment equal to Mr. Carr's base salary for the then-current year and a "bonus amount" (as defined in the Carr Employment Agreement), and continue his benefits for up to one year. Throughout his employment, Mr. Carr is bound by a covenant not to compete, which prevents him from engaging in any business in the United States in which the Company is then involved. Unless terminated by the Company other than for "disability" or cause, or by Mr. Carr for "good reason," Mr. Carr will continue to be bound by this covenant not to compete for one year after his termination. In connection with the Carr Employment Agreement, the Company also granted Mr. Carr stock options to purchase 1,000,000 shares of the Company common stock (the "Carr Options"). The vesting schedule of the Carr Options follows the Stock Option Plan, including such provisions relating to Change in Control. If Mr. Carr's employment is terminated by the Company without "cause" or for "disability" or by Mr. Carr for "good reason," the Carr Options will automatically become fully exercisable. In the case of any voluntary termination by Mr. Carr or termination for "cause" by the Company, the Carr Options will not terminate until the expiration of their term.

                           COMPENSATION OF DIRECTORS

  During 1995, 1996 and 1997, each of the Company's independent directors received $5,000 per year for serving as members of the Board of Directors, and the same amount is expected to be paid for service in 1998. During 1996, Dr. Rabin and Messrs. Woolsey and Brody received options to purchase 121,000, 100,000 and 75,000 shares of common stock, respectively. During 1997, Dr. Perry received options to purchase 80,000 shares of common stock and Dr. Rabin and Messrs. Woolsey and Brody received options to purchase 5,000 shares of common stock each. These options have a weighted average exercise price of $2.99 and vest periodically over 4 years. The Company's Stock Option Plan provides for annual automatic option grants of 5,000 options to its independent directors, and on June 30, 1997, each director received options to purchase 5,000 shares of common stock. The Stock Option Plan also allows the Board (or a committee thereof) to grant options to incoming directors upon their agreement to serve on the Board. Directors also are reimbursed for travel and other expenses of attendance at meetings of the Board of Directors or committees thereof.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee, which is responsible for administering the Company's Stock Option Plan with respect to executive officers and directors and for recommending other compensation decisions to the Board of Directors, was formed in June 1996. The members of the Compensation Committee are Dr. Herbert Rabin (Chairman), Dr. William J. Perry and Kenneth D. Brody. Mr. Brody, Dr. Kim and the Company are parties to an agreement under which Mr. Brody purchased an option to purchase 1,000,000 shares of common stock from Dr. Kim at an exercise price of $4.00 per share. Mr. Brody also has a registration rights agreement with the Company. See "Certain Transactions."

            LIMITATION OF DIRECTORS' LIABILITY AND INDEMNIFICATION

  The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The Company's Certificate limits the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by Delaware law. See "Description of Capital Stock--Certain Provisions of the Company's Certificate of Incorporation and Bylaws."

  The Certificate provides mandatory indemnification rights to any officer or director of the Company who, by reason of the fact that he or she is an officer or director of the Company, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such officer in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL.

                             CERTAIN TRANSACTIONS

  On July 1, 1996, Dr. Jeong H. Kim and Kenneth D. Brody entered into an option purchase agreement (the "Option Purchase Agreement"), pursuant to which Mr. Brody paid $500,000 to buy an option (the "Brody Option") to purchase 1,000,000 shares of the common stock from Dr. Kim at an exercise price of $4.00 per share. The Brody Option became fully vested on June 3, 1997. To secure Dr. Kim's obligations to deliver shares of common stock to Mr. Brody upon exercise of the Brody Option, Dr. Kim granted Mr. Brody a security interest in all of the shares of common stock subject to the Brody Option. Mr. Brody may assign the Brody Option, in whole or in part, subject to the limitation that each assignee (with the exception of affiliates and family members) must be assigned a portion of the Brody Option covering at least 200,000 shares of common stock. The Brody Option is exercisable for a term of 20 years.

  On May 22, 1995, the Company issued 4,000,000 shares of common stock to Kwok Li as compensation for his services to the Company in connection with the development of the LDR100. The Company also issued 200 Shares of common stock to William F. Flynn as compensation for his services to the Company. Mr. Flynn was not an officer of the Company at the time this stock was issued.

  Certain executive officers and directors of the Company have been granted options to purchase shares of the common stock of the Company as follows:
Harry J. Carr, 1,000,000 shares; Barton Y. Shigemura--1,000,000 shares; Harry
J. D'Andrea--150,000 shares; Quon S. Chow--100,000 shares; Anthony J. DeMambro--100,000 shares; William F. Flynn--100,000 shares; Joseph Miller-- 110,000 shares; John J. McDonnell--30,000; Herbert Rabin--121,000 shares; R. James Woolsey--100,000 shares, Kenneth D. Brody--75,000 shares, and William J. Perry--75,000 shares. These options have exercise prices ranging from $.52 to $17.06 per share.

  On January 14, 1997, the Company entered into a consulting agreement with In
Y. Chung, under which Mr. Chung will perform consulting and business development activities for the Company in the Pacific Rim area. Pursuant to this consulting agreement, the Company granted options to purchase 50,000 shares of common stock at an exercise price of $9.00 per share to Mr. Chung. These options vested upon their grant. Mr. Chung exercised these options in June 1997 and the Company issued 50,000 shares of common stock to Mr. Chung. Mr. Chung is the father-in-law of Dr. Jeong H. Kim.

  The Company has a significant customer relationship with Splitrock, a Texas corporation that provides communications services specifically configured to meet the needs of large network users. Splitrock has recently purchased the Prodigy Network. During the six months ended June 30, 1997, Splitrock purchased $4.8 million of LDR products from the Company. In July 1997, Yurie and Splitrock recently entered into the Splitrock Agreement, which requires Splitrock to purchase a minimum of $20.0 million of LDR products in the period from July 1997 to December 1998. Under the Splitrock Agreement, Yurie has also agreed to provide services to support deployment and implementation of Yurie's products in Splitrock's network on a time and materials basis.

  Kwok L. Li, Chief Technology Officer and Vice Chairman of the Board of Directors of Yurie, is a majority shareholder in Splitrock. Mr. Li also serves as the Chairman of the Board of Splitrock and, in that capacity, is responsible for the strategic initiatives and direction of Splitrock. It is anticipated that Mr. Li will devote a significant amount of his time to Splitrock.

  On June 16, 1997, the Board formed an independent committee (the "Splitrock Committee") to oversee and provide guidance to the Company in its relationship with Splitrock. The Splitrock Committee is responsible for reviewing, authorizing and approving all transactions between Yurie and Splitrock, and for ratifying and recommending contracts, policies and other matters in connection with Yurie's relationship with Splitrock. The current members of the Splitrock Committee are Kenneth D. Brody, Dr. William J. Perry, Dr. Herbert Rabin, Barton Y. Shigemura and Harry J. Carr.

CERTAIN RELATIONSHIPS

  R. James Woolsey, a director of the Company, is a partner in the law firm of Shea & Gardner, which is one of several firms that performs legal work for the Company.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information known to the Company with respect to the beneficial ownership of common stock as of September 19, 1997, (i) by each person who is known by the Company to beneficially own 5% or more of outstanding common stock, (ii) by each of the Company's directors, (iii) by each executive officer named in the Summary Compensation Table, (iv) by certain key employees of the Company (v) by all directors, executive officers and key employees of the Company as a group; and (vi) by Selling Stockholders. The table also sets forth the number of shares of common stock owned by each Selling Stockholder, the number of shares offered for sale in this offering and the number of shares each Selling Shareholder will beneficially own after the offering, assuming the sale of all shares being offered hereby. Unless otherwise indicated, the person or persons named have sole voting and investment power.

                          SHARES BENEFICIALLY                   SHARES TO BE
                            OWNED PRIOR TO                   BENEFICIALLY OWNED
                              OFFERING(1)                     AFTER OFFERING(3)
                         --------------------- SHARES TO BE ---------------------
       NAME                NUMBER   PERCENT(2)   OFFERED      NUMBER   PERCENT(2)
       ----              ---------- ---------- ------------ ---------- ----------
Jeong H. Kim(4)......... 13,600,000    54.6%                12,600,000    50.6%
Kwok L. Li(5)...........  3,630,000    14.6                  3,630,000    14.6
Harry J. Carr...........        --      --                         --      --
Kenneth D. Brody(4).....  1,018,750     4.1     1,000,000       18,750     *
Barton Y. Shigemura.....    537,607     2.1                    537,607     2.1
Quon S. Chow............     78,336     *                       78,336     *
Joseph Miller...........     76,540     *                       76,540     *
R. James Woolsey(6).....    100,000     *                      100,000     *
William F. Flynn........     26,875     *                       26,875     *
Anthony J. DeMambro.....     17,460     *                       17,460     *
Herbert Rabin...........     38,500     *                       38,500     *
Henry W. Sterbenz.......     26,055     *                       26,055     *
Catherine A. Graham.....     19,969     *                       19,969     *
Harry J. D'Andrea.......        --      --                         --      --
John J. McDonnell.......      2,065     *                        2,065     *
William J. Perry........        --      --                         --      --
Amerindo Technology
 Growth Fund, Inc.(7)...  1,000,000     4.0     1,000,000          --      --
Oneline Management,
 Inc.(8)................     20,000     *          20,000          --      --
All executive officers,
 directors and key
 employees as a group
 (16 persons)........... 18,172,157    71.0%    2,020,000   17,172,157    67.1%

--------
 *  Less than 1%.
(1) Includes shares issuable pursuant to options exercisable currently or within 60 days of the date of this Prospectus.
(2) Applicable percentage is based on 24,892,082 shares of common stock outstanding on September 19, 1997 and 24,912,082 shares of common stock oustanding after the Offering.
(3) Assumes the sale of all shares being offered hereby by each Selling Stockholder. There can be no assurances that such sales will be made.
(4) Includes 1,000,000 shares subject to an option held by Mr. Brody to purchase 1,000,000 shares of common stock from Dr. Kim. See "Certain Transactions." For purposes of this table, and until Mr. Brody exercises his option to purchase these shares, Dr. Kim and Mr. Brody share beneficial ownership of these shares of common stock.
(5) Includes 2,500,000 shares held by Linsang Partners, LLC, of which Mr. Li holds a controlling interest. Also includes 1,000,000 shares owned by Mr. Li's spouse, as to which he disclaims beneficial ownership.
(6) Mr. Woolsey holds 75,000 shares jointly with his spouse.
(7) On November 7, 1997, Amerindo Technology Growth Fund, Inc. purchased an aggregate of 1,000,000 shares of common stock of the Company from the Company (400,000 shares), Dr. Kim (500,000 shares) and Mr. Li (100,000 shares). Amerindo received registration rights in connection with the stock it purchased in these transactions.
(8) Represents shares to be issued upon the exercise of the Oneline Option. The Oneline Option was granted by the Company to Oneline in April 1997 and expires in April 1998. On January 1996, Oneline and the Company entered into a Distributorship and Marketing Agreement with respect to the Company's products pursuant to which Oneline has exclusive marketing rights with respect to certain Latin American countries and Spain. The agreement has a one-year term that renews annually unless terminated by either party.

                             PLAN OF DISTRIBUTION

  The purpose of this Prospectus is to permit the Selling Stockholders, if they desire, to dispose of some or all of their shares of common stock, on a delayed or continuous basis. Whether offers and sales will be made pursuant to this Prospectus, and the timing and amount of any offers or sales that are made, is and will be within the sole discretion of the Selling Stockholders. None of the Selling Stockholders are currently eligible to dispose of their shares pursuant to Rule 144 under the Securities Act and will not be eligible to make such sales until they have satisfied the one-year holding period under Rule 144. Amerindo's one-year holding period will expire on November 6, 1997, and each of Mr. Brody's and Oneline's holding periods will expire one year after they exercise their options.

  If the Selling Stockholders determine, in their discretion, to make sales pursuant to this Prospectus, they may sell the shares being offered hereby from time to time (i) through dealers or in ordinary broker transactions, in the over-the-counter market or otherwise, (ii) "at the market" to or through marketmakers or into an existing market for the shares, (iii) in other ways not involving marketmakers or established trading markets, including direct sales to purchasers or effected through agents, or (iv) in combinations of any such methods of sale, subject to applicable state and federal securities laws. One or more of the Selling Stockholders may coordinate sales of stock pursuant to this registration statement with sales pursuant to Rule 144 by other stockholders of the Company. The shares will be sold at market prices prevailing at the time of sale or negotiated prices. In connection with the distributions of the common stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of common stock in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders may also sell common stock short and redeliver the shares to close out such short positions. The Selling Stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or financial institutions of the common stock offered hereby, which common stock such broker-dealer or other financial institutions may resell pursuant to this Prospectus (as supplemented or amended to reflect this transaction). The Selling Stockholders may also pledge the shares registered hereunder to a broker-dealer or other financial institution may effect sales of the pledged common stock pursuant to this Prospectus (as supplemented or amended to reflect such transaction). In addition, any shares covered by this Prospectus which qualify for sale pursuant to Section 4(1) of the Securities Act or Rule 144 thereunder may be sold under such provisions rather than pursuant to this Prospectus.

  If a dealer is utilized in the sale of the shares in respect of which the Prospectus is delivered, sales will be made by the Selling Stockholders to or through a marketmaker, acting as principal or as agent. Other sales may be made, directly or through an agent, to purchasers outside existing trading markets. A selling broker may act as agent or may acquire the shares, warrants or interests therein, as principal or pledgee and may, from time to time, effect distributions of such sales.

  In connection with this offering, the Company will pay all expenses of preparing and filing the registration statement, including, without limitation, registration and filing fees, printing expenses, fees and disbursements of legal counsel and accountants for the Company, transfer agents' and registrars' fees, fees and disbursements of experts used by the Company in connection with such registration, expenses of any special audits of the Company incidental to or required by such registration, and expenses incidental to any post-effective amendment to any such registration statement. The Company is also required to pay legal expenses, if any, of one of the Selling Stockholders not to exceed $10,000.

  All dealers', brokers', or agents' commissions, concessions, discounts, fees or other compensation will be paid by the Selling Stockholders.

  The Company has advised the Selling Stockholders that during such time as they may be engaged in a distribution of the Shares included herein they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes any Selling Stockholder, any affiliated purchasers and any broker-dealer or other person who participates is such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the common stock.

  No sales or distributions other than as described herein may be effected until after this Prospectus shall have been appropriately amended or supplemented.

                         DESCRIPTION OF CAPITAL STOCK

  The Certificate provides that the authorized capital of the Company consists of 50,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of undesignated preferred stock, par value $.01 per share. As of September 30, 1997, there were 24,909,976 shares of common stock outstanding and no shares of preferred stock outstanding. In addition, there were outstanding options to acquire 5,013,168 shares of common stock.

COMMON STOCK

  The holders of common stock of the Company are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. The common stock has no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions available to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

PREFERRED STOCK

  The Board of Directors has the authority to issue the undesignated preferred stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of the holders of common stock. The Company has no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

  The holders of approximately 18,250,000 shares of common stock held by or issuable to certain holders of options, and certain of their transferees, have rights to have those shares of common stock registered by the Company under the Securities Act. The 2,020,000 shares of Common Stock being sold by the Selling Stockholders in this offering are being sold pursuant to the exercise of these registration rights.

  The Company and Mr. Brody are parties to a registration rights agreement (the "Brody Registration Rights Agreement") with respect to 1,000,000 shares of common stock issuable upon exercise of the Brody Option (the "Brody Shares"). Under the Brody Registration Rights Agreement, Mr. Brody and his assignees (the "Holders") may, beginning August 4, 1997 (April 4, 1998 with respect to assignees) and subject to certain limitations, require the Company to file up to three registration statements under the Securities Act ("registration demands") covering the public sale of all or any portion of the Brody Shares, one of which may be for the sale of Brody Shares in an underwritten offering, and two of which must be shelf registration statements. In addition, the Holders have been granted "piggyback" registration rights with respect to certain registration statements filed by the Company. The shares offered by Mr. Brody as a Selling Stockholder in this offering are being sold pursuant to the exercise of these registration rights. In any registration, the Company must pay the registration expenses of the Holders, including the legal fees of the Holders of up to $10,000, other than underwriting commissions or discounts. The Company has agreed to indemnify the Holders against certain liabilities, including liabilities under the Securities Act, in connection with the registration of the Brody Shares. Brody has exercised his demand registration rights with respect to this offering.

  Pursuant to the Kim Registration Rights Agreement and the Li Registration Rights Agreement (collectively, the "Registration Rights Agreements"), Dr. Kim and Mr. Li were granted registration rights for 15,000,000 shares of common stock (the "Kim Shares") and 4,000,000 shares of common stock (the "Li Shares"), respectively. The Registration Rights Agreements provide that each of Dr. Kim and his assignees and Mr. Li and his assignees, as the case may be, may, beginning August 4, 1997 (April 4, 1998 with respect to assignees) and subject to certain limitations, make up to five registration demands with respect to the sale of all or any portion of the Kim Shares or the Li Shares, respectively, three of which may be shelf registration statements. Dr. Kim and Mr. Li and their assignees have also been granted "piggyback" registration rights with respect to certain registration statements filed by the Company or other selling stockholders. In any registration, the Company must pay the registration expenses of Dr. Kim and Mr. Li and their assignees, including legal fees of up to $10,000, other than underwriting commissions or discounts. The Company has agreed to indemnify Dr. Kim and Mr. Li against certain liabilities, including liabilities under the Securities Act, in connection with the registration of the Kim Shares and the Li Shares. Dr. Kim and Mr. Li have waived their "piggyback" registration rights in connection with this offering.

  Pursuant to a Stock Purchase Agreement between the Company and Amerindo, the Company granted registration rights to Amerindo with respect to 1,000,000 shares of common stock (the "Amerindo Shares"). Amerindo acquired the shares in a private placement on November 7, 1996 from the Company (400,000 shares), Dr. Kim (500,000 shares) and Mr. Li (100,000 shares). The Stock Purchase Agreement provides that Amerindo may, beginning one year after February 4, 1997 and subject to certain limitations, make one registration demand for a shelf registration for all, but not less than all, of the Amerindo Shares. Amerindo also has "piggyback" registration rights with respect to certain registration statements filed by the Company. In any registration, the Company must pay the registration expenses of Amerindo, excluding Amerindo's legal fees, underwriting commissions and discounts. The Company has agreed to indemnify Amerindo against certain liabilities, including liabilities under the Securities Act, in connection with the registration of the Amerindo Shares. Amerindo has exercised its "piggyback" registration rights with respect to this offering.

  In April 1997, the Company granted "piggyback" registration rights to Oneline with respect to 20,000 shares of common stock subject to the Oneline Option. Oneline has exercised its "piggyback" registration rights with respect to this offering.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

  The Certificate of Incorporation provides that the liability of directors of the Company is eliminated to the fullest extent permitted under Section 102(b)(7) of the Delaware General Corporation Law. As a result, no director of the Company will be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any willful or negligent payment of an unlawful dividend, stock purchase or redemption or
(iv) for any transaction from which the director derived an improper personal benefit.

  The Certificate divides the Board of Directors of the Company into three classes, each class to be as nearly equal in number of directors as possible. Messrs. Shigemura and Brody and Dr. Perry are Class I directors with their terms of office expiring in 1999, Messrs. Li and Woolsey are Class II directors whose terms will expire in 1998, and Drs. Kim and Rabin are Class III directors whose terms will expire in 2000. At each annual meeting of stockholders, directors in each class will be elected for terms of three years to succeed the directors of that class whose terms are expiring. In accordance with the DGCL, directors serving on classified boards of directors may only be removed from office for cause. The Certificate provides that stockholders may take action by the written consent of 66 2/3% of the stockholders, and that a special meeting of stockholders may be called only by the Board of Directors. The Bylaws of the Company provide that stockholders must follow an advance notification procedure for certain stockholder nominations of candidates for the Board of Directors and for certain other stockholder business to be conducted at an annual meeting. These provisions could, under certain circumstances, operate to delay, defer or prevent a change in control of the Company.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Company's common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  As of September 30, 1997, there were 24,909,976 shares of common stock outstanding, and upon the exercise of the Oneline Option, there will be 24,929,976 shares of common stock outstanding. Of these shares, approximately 16,230,000 shares are held by "affiliates" of the Company (as that term is defined in Rule 144 under the Securities Act) and are eligible for sale in accordance with the volume and manner of sale restrictions under Rule 144. All shares held by stockholders that were subject to lock-up restrictions in connection with the Company's initial public offering were freed from such lock-up restrictions on August 4, 1997 and are freely tradeable without restriction or registration under the Securities Act, except any shares held by affiliates of the Company.

  In general, under Rule 144 as presently in effect, if a period of at least one year has elapsed since the later of the date shares of common stock that are "restricted securities" (as that term is defined in Rule 144) were acquired from the Company or the date they were acquired from an affiliate of the Company, as applicable, the holder of such restricted shares (including an affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements but without regard to the one-year holding period requirement.

  Assuming the sale by the Selling Stockholders of all the shares offered hereby, the Company and its executive officers, directors and certain stockholders will beneficially own an aggregate of 17,172,157 outstanding shares immediately following this offering.

  The holders of approximately 18,250,000 shares of common stock held by or issuable to certain holders of options, and certain of their transferees, have rights to have those shares of common stock registered by the Company under the Securities Act. The 2,020,000 shares of Common Stock being sold by the Selling Stockholders in this offering are being sold pursuant to the exercise of these registration rights. Holders of approximately 16,230,000 shares have agreed to waive their "piggyback" registration rights with respect to this offering.

  The Company has registered on Form S-8 under the Securities Act 7,000,000 shares of common stock issued or reserved for issuance under the Stock Option Plan, 200,000 shares of common stock issued or reserved for issuance under the Stock Purchase Plan and 200,000 shares of common stock issued or reserved for issuance under the 401(k) Plan. See "Management--Stock Option Plan," "--Stock Purchase Plan" and "--401(k) Plan." Shares registered and issued pursuant to such registration statement will be freely tradable unless held by affiliates of the Company, for whom resale of the shares will be subject to the volume limitations of Rule 144.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Selling Stockholders by Fried, Frank, Harris, Shriver & Jacobson, Washington, DC.

                                    EXPERTS

  The financial statements of the Company as of December 31, 1994, 1995, 1996 and for each of the years ended December 31, 1994, 1995 and 1996 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 7th Floor, New York, New York 10048. Copies of such materials may be obtained from the Web site that the Commission maintains at http://www.sec.gov.

  The Company has filed with the Commission a registration statement on Form S-1 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Any person to whom this Prospectus is delivered may obtain a copy of the Registration Statement, including the exhibits thereto, without charge upon written or oral request to the Secretary of the Company at 8301 Professional Place, Landover, MD 20785-2237, Telephone: (301) 352-4600.

  The common stock of the Company is listed on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company can be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006-1506.

                         INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1995 AND 1996 AND FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996:

Independent Auditors' Report.............................................   F-2
Balance Sheets as of December 31, 1995 and 1996..........................   F-3
Statements of Operations for Years Ended December 31, 1994, 1995 and
 1996....................................................................   F-4
Statements of Stockholders' Equity (Deficit) for Years Ended December 31,
 1994, 1995 and 1996.....................................................   F-5
Statements of Cash Flows for Years Ended December 31, 1994, 1995 and
 1996....................................................................   F-6
Notes to Financial Statements............................................   F-7

FINANCIAL STATEMENTS AS OF JUNE 30, 1997 AND DECEMBER 31, 1996 (UNAUDITED)
AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 1996 AND 1997 (UNAUDITED):

Balance Sheets as of June 30, 1997 and December 31, 1996 (unaudited).....  F-14
Statements of Operations for the Three and Six Months Ended June 30, 1997
 and 1996 (unaudited)....................................................  F-15
Statements of Cash Flows for the Three and Six Months Ended June 30, 1997
 and 1996 (unaudited)....................................................  F-16
Notes to Financial Statements............................................  F-17

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
 Yurie Systems, Inc.:

  We have audited the accompanying balance sheets of Yurie Systems, Inc. as of December 31, 1995 and 1996, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yurie Systems, Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

  As discussed in Note 1 to the financial statements, in 1996, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation."

/s/ Deloitte & Touche LLP
Washington, DC
March 7, 1997

                              YURIE SYSTEMS, INC.

                                 BALANCE SHEETS

                                                            DECEMBER 31,
                                                       -----------------------
                                                          1995        1996
                                                       ----------  -----------
                        ASSETS
CURRENT ASSETS:
  Cash and cash equivalents........................... $3,779,800  $ 3,229,069
  Accounts receivable--trade..........................  1,172,394    4,931,012
  Accounts receivable--other..........................      2,828       54,154
  Inventory...........................................    654,447    2,599,915
  Deferred offering costs.............................        --       910,442
  Deferred income taxes...............................        --         9,301
  Prepaid expenses....................................      5,164      392,881
                                                       ----------  -----------
    Total current assets..............................  5,614,633   12,126,774
                                                       ----------  -----------
PROPERTY AND EQUIPMENT:
  Furniture and equipment.............................     90,250      206,522
  Software............................................     50,622      355,168
  Computer and office equipment.......................    504,481    1,803,362
                                                       ----------  -----------
    Total property and equipment......................    645,353    2,365,052
  Less accumulated depreciation and amortization......    (89,257)    (333,751)
                                                       ----------  -----------
    Net property and equipment........................    556,096    2,031,301
                                                       ----------  -----------
OTHER ASSETS..........................................     20,938       57,756
                                                       ----------  -----------
    TOTAL ASSETS...................................... $6,191,667  $14,215,831
                                                       ==========  ===========
         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable.................................... $  295,591  $ 1,969,714
  Accrued liabilities.................................    270,279    3,156,385
  Unearned revenue....................................  4,000,000          --
  Deferred income taxes...............................     64,995          --
  Income taxes payable................................    432,059          --
                                                       ----------  -----------
    Total current liabilities.........................  5,062,924    5,126,099
ACCRUED RENT..........................................     25,661       14,932
DEFERRED INCOME TAXES.................................        --        19,310
STOCKHOLDERS' EQUITY:
  Preferred Stock, par value $.01, authorized
   10,000,000 shares, none issued.....................        --           --
  Common Stock, par value $.01 per share; authorized
   30,000,000 shares in 1995 and 50,000,000 in 1996;
   issued and outstanding, 20,208,400 shares at
   December 31, 1995 and 20,608,400 shares at December
   31, 1996...........................................    202,084      206,084
 Additional paid-in capital...........................    119,939    4,915,939
 Retained earnings....................................    781,059    3,933,467
                                                       ----------  -----------
    Total stockholder's equity........................  1,103,082    9,055,490
                                                       ----------  -----------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........ $6,191,667  $14,215,831
                                                       ==========  ===========

                       See notes to financial statements.

                              YURIE SYSTEMS, INC.

                            STATEMENTS OF OPERATIONS

                                                   YEAR ENDED DECEMBER 31,
                                              ---------------------------------
                                                 1994       1995       1996
                                              ---------- ---------- -----------
REVENUE:
  Product revenue............................ $      --  $2,869,937 $18,728,525
  Service revenue............................  1,143,520  1,992,669   2,490,563
  Other revenue..............................        --   1,108,333     391,667
                                              ---------- ---------- -----------
    Total revenue............................  1,143,520  5,970,939  21,610,755
COSTS OF REVENUE:
  Cost of product revenue....................        --   1,326,702   6,783,520
  Cost of service revenue....................    723,481  1,184,093   1,635,427
                                              ---------- ---------- -----------
    Total cost of revenue....................    723,481  2,510,795   8,418,947
                                              ---------- ---------- -----------
GROSS PROFIT.................................    420,039  3,460,144  13,191,808
OPERATING EXPENSES:
  Research and development...................     39,875    427,815   3,846,654
  Sales and marketing........................        --         --    1,547,120
  General and administrative.................    219,344  1,588,154   2,699,606
                                              ---------- ---------- -----------
    Total operating expenses.................    259,219  2,015,969   8,093,380
                                              ---------- ---------- -----------
INCOME FROM OPERATIONS.......................    160,820  1,444,175   5,098,428
  Other income...............................      1,583     13,341      83,375
                                              ---------- ---------- -----------
INCOME BEFORE INCOME TAXES...................    162,403  1,457,516   5,181,803
  Provision for income taxes.................     41,535    560,661   2,029,395
                                              ---------- ---------- -----------
    NET INCOME............................... $  120,868 $  896,855 $ 3,152,408
                                              ========== ========== ===========
NET INCOME PER COMMON SHARE.................. $     0.01 $     0.04 $      0.14
                                              ========== ========== ===========
WEIGHTED AVERAGE SHARES OUTSTANDING.......... 17,542,408 21,710,064  21,811,082
                                              ========== ========== ===========


                       See notes to financial statements.

                              YURIE SYSTEMS, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                            COMMON STOCK     ADDITIONAL  RETAINED
                         -------------------  PAID-IN    EARNINGS
                           SHARES    AMOUNT   CAPITAL   (DEFICIT)     TOTAL
                         ---------- -------- ---------- ----------  ----------
BALANCE, JANUARY 1,
 1994................... 16,000,000 $160,000 $      --  $ (236,664) $  (76,664)
  Net income............        --       --         --     120,868     120,868
                         ---------- -------- ---------- ----------  ----------
BALANCE, DECEMBER 31,
 1994................... 16,000,000  160,000        --    (115,796)     44,204
  Common stock
   issuance.............  4,208,400   42,084    119,939        --      162,023
  Net income............        --       --         --     896,855     896,855
                         ---------- -------- ---------- ----------  ----------
BALANCE, DECEMBER 31,
 1995................... 20,208,400  202,084    119,939    781,059   1,103,082
  Common stock
   issuance.............    400,000    4,000  4,796,000        --    4,800,000
  Net income............        --       --         --   3,152,408   3,152,408
                         ---------- -------- ---------- ----------  ----------
BALANCE, DECEMBER 31,
 1996................... 20,608,400 $206,084 $4,915,939 $3,933,467  $9,055,490
                         ========== ======== ========== ==========  ==========



                       See notes to financial statements.

                              YURIE SYSTEMS, INC.

                           STATEMENTS OF CASH FLOWS

                                               YEARS ENDED DECEMBER 31,
                                           -----------------------------------
                                             1994        1995         1996
                                           ---------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income............................... $ 120,868  $   896,855  $ 3,152,408
 Adjustments to reconcile net income to
  net cash provided by (used in) operating
  activities:
   Depreciation...........................    11,220       76,249      244,494
   Compensation due to stock issuance.....       --       162,023          --
   Deferred income taxes..................    22,315       42,680      (54,986)
 Changes in assets and liabilities:
   Accounts receivable....................  (137,943)  (1,000,316)  (3,809,944)
   Inventory..............................       --      (654,447)  (1,945,468)
   Prepaid expenses.......................   (10,665)       5,851     (387,717)
   Other assets...........................   (15,220)      (5,718)     (36,818)
   Accounts payable and other accrued
    expenses..............................    73,368      318,695    3,907,229
   Income taxes payable...................    19,220      412,839     (432,059)
   Due to/from stockholder................    50,601         (583)         --
   Unearned revenue.......................   275,437    3,724,563   (4,000,000)
   Accrued rent...........................    18,511        7,150      (10,729)
                                           ---------  -----------  -----------
 Net cash provided by (used in) operating
  activities..............................   427,712    3,985,841   (3,373,590)
                                           ---------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment.....  (202,250)    (436,229)  (1,719,699)
                                           ---------  -----------  -----------
 Net cash used in investing activities....  (202,250)    (436,229)  (1,719,699)
                                           ---------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Deferred offering costs................       --           --      (257,442)
   Proceeds from issuance of common
    stock.................................       --           --     4,800,000
                                           ---------  -----------  -----------
 Net cash provided by financing
  activities..............................       --           --     4,542,558
                                           ---------  -----------  -----------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS..............................   225,462    3,549,612     (550,731)
CASH AND CASH EQUIVALENTS, BEGINNING OF
 YEAR.....................................     4,726      230,188    3,779,800
                                           ---------  -----------  -----------
CASH AND CASH EQUIVALENTS, END OF YEAR.... $ 230,188  $ 3,779,800  $ 3,229,069
                                           =========  ===========  ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
   Cash paid for income taxes............. $     --   $   105,142  $ 2,699,000
                                           =========  ===========  ===========

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:

  During 1995, the Company issued 4,208,400 shares of Common Stock that was recorded as compensation expense in the amount of $162,023.

  The Company has accrued deferred offering costs of $653,000.

                      See notes to financial statements.

                              YURIE SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Yurie Systems, Inc. (formerly Integrated Systems Technology, Inc.) is a Delaware corporation that was incorporated in February 1992. The Company designs, manufactures, markets and services asynchronous transfer mode ("ATM") access products for telecommunications service providers, corporate end users and government end users. ATM is a standard for packaging and switching digital information that facilitates high speed information transmission with a high degree of efficiency.

  Revenue Recognition--For financial reporting purposes, the Company records revenue from product sales on the ship and bill method. Contract service revenue is primarily generated from cost-reimbursable contracts, including cost-plus-fixed-fee contracts, and is recorded on the basis of reimbursable costs plus a pro rata portion of the fee. A portion of the Company's service revenue is derived from various fixed-price contracts and is accounted for using the percentage-of-completion method. Losses on contracts, if any, are recorded when they become known. Contract costs for services supplied to the U.S. government, including indirect expenses, are subject to audit by the government's representatives. All revenue is recorded in amounts that are expected to be realized upon final settlement.

  Cash and Cash Equivalents--The Company considers all highly liquid temporary investments including those with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of interest bearing accounts.

  Unbilled Receivables--Unbilled receivables include certain costs and a portion of the fee and expected profit which is billable upon completion of the contracts or the completion of certain tasks under terms of the contracts.

  Inventories--Inventory is stated at the lower of cost or market using the first-in, first-out method.

  Depreciation and Amortization--Property and equipment is recorded at cost. The cost of furniture and computer and office equipment is depreciated from the date of installation using the straight-line method over the estimated useful lives of the various classes of property, which range from three to seven years. The costs of software are amortized using the straight-line method over three years.

  Warranty Reserve--Estimated warranty costs are accrued at the time revenue is recognized and are charged to cost of revenues.

  Software Development Costs--Software development costs incurred for products to be sold are capitalized after technological feasibility has been established, which is consistent with the guidance under SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." As of December 31, 1996, all costs related to software development have been expensed as incurred.

  Deferred Offering Costs--Legal and other incremental costs associated with raising capital through an initial public offering are capitalized on the balance sheet. Such costs are subsequently netted against the proceeds of the stock offering to which they relate. Such costs would be written off to operations in the period in which the related offering is abandoned. There are no deferred costs included in the balance sheets at December 31, 1994 and 1995. Deferred offering cost at December 31, 1996 was $910,442.

  Income Taxes--The provision for income taxes includes Federal and state income taxes currently payable plus the net change during the year in the deferred tax liability or asset. The current or deferred tax consequences of all events that have been recognized in the financial statements are measured based on provisions of enacted tax law to determine the amount of taxes payable or refundable in future periods.

                              YURIE SYSTEMS, INC.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and in the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

  Concentration of Credit Risk--Financial instruments that potentially subject the Company to concentration of credit risk principally consist of trade accounts receivable. The Company's largest commercial customer accounted for approximately 66% and 63% of gross accounts receivable at December 31, 1995 and 1996, respectively. In addition, other customers with balances in excess of 10% accounted for approximately 23% of gross accounts receivable as of December 31, 1995. There were no other customers with a balance in excess of 10% as of December 31, 1996. The Company performs ongoing credit evaluations of its customers, but generally does not require collateral to support customer receivables. Losses on uncollectible accounts have consistently been within management's expectations and have historically been minimal.

  Net Income (Loss) Per Share--Net income per common and common share equivalents at December 31, 1994, 1995 and 1996 were computed based upon the weighted average number of common and common share equivalents, outstanding during the period. Common share equivalents consist of stock options calculated using the treasury stock method. Retroactive restatement has been made for the forty-to-one stock split on January 3, 1995 and the two-to-one stock split on April 3, 1996. Primary and fully diluted earnings per share are the same. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock and options to purchase common stock issued within one year prior to the initial filing of the Registration Statement at prices below the assumed initial public offering price will be included as outstanding for all periods presented, using the treasury stock method.

  New Accounting Pronouncements--As of January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for Impairment of Long-Lived Assets to be Disposed Of. The adoption had no effect on the financial position or the results of operations of the Company. SFAS No. 123, Accounting for Stock-Based Compensation, has been adopted by the Company as of December 31, 1996. However, the Company has not adopted the recognition and measurement provisions of SFAS No. 123 and therefore, will provide only the applicable disclosures. (See Note 11).

  Reclasssifications--Certain prior year amounts have been reclassified to conform to the current year financial statement presentation.

2. LINE OF CREDIT

  From January 1, 1995 to June 28, 1996, the Company had a credit agreement with Commerce Bank, which provided for maximum borrowings of $100,000. At December 31, 1995, there were no borrowings under this agreement.

  On June 28, 1996, the Company entered into a revolving loan agreement with Commerce Bank, which provides for maximum borrowings of $3,000,000, based upon certain percentages of accounts receivable and inventory as borrowing bases. The interest varies from prime to prime plus 1% depending upon the amounts borrowed. At December 31, 1996, the prime rate was 8.25%. The agreement expires on May 31, 1997. At December 31, 1996, there were no borrowings under this agreement.

                              YURIE SYSTEMS, INC.

3. ACCOUNTS RECEIVABLE--TRADE

  Trade accounts receivable consisted of the following:

                                                              DECEMBER 31,
                                                          ---------------------
                                                             1995       1996
                                                          ---------- ----------
     Billed.............................................. $  748,372 $4,166,149
     Unbilled............................................    424,022    764,863
                                                          ---------- ----------
       Total accounts receivable--trade.................. $1,172,394 $4,931,012
                                                          ========== ==========

4. INVENTORY

  Inventory consisted of the following:

                                                              DECEMBER 31,
                                                          ---------------------
                                                             1995       1996
                                                          ---------- ----------
     Raw materials....................................... $  246,291 $1,836,581
     Work-in-process.....................................    325,101    688,686
     Finished goods......................................     83,055     74,648
                                                          ---------- ----------
       Total inventory................................... $  654,447 $2,599,915
                                                          ========== ==========

5. ACCRUED LIABILITIES

  Accrued liabilities consisted of the following:

                                                              DECEMBER 31,
                                                          ---------------------
                                                             1995       1996
                                                          ---------- ----------
     Accrued salaries and employee benefits.............. $  269,386 $1,563,704
     Accrued sales and use tax...........................        --     272,784
     Warranty accrued....................................        --     544,306
     Deferred offering costs.............................        --     653,000
     Other accrued liabilities...........................        893    122,591
                                                          ---------- ----------
       Total accrued liabilities......................... $  270,279 $3,156,385
                                                          ========== ==========

6. UNEARNED REVENUE

  Unearned revenue at December 31, 1995 represents prepayment from AT&T for purchases of products which had not been delivered as of the end of the reporting period. All products had been delivered as of December 31, 1996.

7. INCOME TAXES

  The provision for income taxes is comprised of the following:

                                                      YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                     1994     1995      1996
                                                    ------- -------- ----------
     Current....................................... $19,220 $519,700 $2,084,381
     Deferred......................................  22,315   40,961    (54,986)
                                                    ------- -------- ----------
        Total...................................... $41,535 $560,661 $2,029,395
                                                    ======= ======== ==========

                              YURIE SYSTEMS, INC.

  The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate as follows:

                                                      YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1994     1995     1996
                                                      -------  -------  -------
   Expected statutory amount.........................    34.0%    34.0%    34.0%
   Utilization of NOL carryforward...................    (6.3)     --       --
   Benefit of lower tax bracket......................    (6.3)     --       --
   State income taxes, net of federal tax............     4.6      4.6      4.6
   Other.............................................     --      (0.1)     0.6
                                                      -------  -------  -------
     Effective tax rate..............................    26.0%    38.5%    39.2%
                                                      =======  =======  =======

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes and the impact of available net operating loss carryforwards.

  The tax effect of significant temporary differences, which comprise the deferred tax assets and liabilities are as follows:

                                                         DECEMBER 31,
                                                  ----------------------------
                                                    1994      1995      1996
                                                  --------  --------  --------
   Deferred tax assets:
     Accrued salaries and employee benefits...... $ 28,621  $    --   $    --
     Warranty reserve............................      --        --    210,210
     Uniform capitalization......................      --        --     19,310
     Deferred rent...............................    7,149     9,987     5,767
                                                  --------  --------  --------
       Total deferred tax assets.................   35,770     9,987   235,287
   Deferred tax liabilities:
     Depreciation................................   18,768    25,685    19,310
     Unbilled receivables........................   39,317    49,297   225,986
                                                  --------  --------  --------
       Total gross deferred tax liabilities......   58,085    74,982   245,296
                                                  --------  --------  --------
       Net deferred tax liabilities.............. $(22,315) $(64,995) $(10,009)
                                                  ========  ========  ========

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    Cash and Cash Equivalents--The carrying amounts reported in the balance sheets for cash and cash equivalents approximates fair value.

    Accounts Receivable and Accounts Payable--The carrying amounts reported in the balance sheets for accounts receivable and accounts payable approximate fair value.

9. COMMITMENTS

  Lease Obligations--The Company currently leases two facilities in Lanham, Maryland, which leases expire in 1998 and 1999. The Company is accounting for the costs of these leases by recognizing rent expense on a straight-line basis over the lease term. Each lease contains an escalation clause, one related

                              YURIE SYSTEMS, INC.

to increases in the Consumer Price Index and one providing a fixed 3% annual increase. Both provide options for extension and one provides an option for expansion. The following is a composite schedule, by year, of minimum rental payments as of December 31, 1996:

     YEAR ENDING DECEMBER 31,                                            AMOUNT
     ------------------------                                           --------
       1997............................................................ $398,941
       1998............................................................  271,212
       1999............................................................  167,463
                                                                        --------
         Total minimum lease payments.................................. $837,616
                                                                        ========

  Rental expense for the years ended December 31, 1994, 1995 and 1996, was $38,500, $112,615, and $265,285, respectively.

  Employment Agreements--The Company has employment agreements with two of its executive officers. The agreements provide for a minimum salary level as well as for bonuses which are determined by the Board of Directors. Each of the employment agreements is for a one-year term that renews automatically unless terminated by either party.

10. PENSION PLAN

  Until December 31, 1995, the Company had an employee pension plan, which was administered as a self-employment plan under Internal Revenue Service regulations. It was Company policy to contribute annually an amount equal to 15% of qualified employees' salaries. Pension expense for the years ended December 31, 1994, and 1995 was $38,119 and $93,557, respectively. The investment options were employee directed. All employees are fully vested at the end of one year of consecutive service.

  Effective January 1, 1996, the plan is administered as a 401(k) profit sharing plan that covers substantially all full time employees. Employees are eligible to participate upon completion of one year of service and may contribute up to 10% of their annual compensation not to exceed certain statutory limitations. Eligible employees vest in employer contributions and investment earnings thereon in 20% increments over a five year period. Pension expense for the year ended December 31, 1996 totaled $37,661.

11. STOCKHOLDERS' EQUITY

  On January 3, 1995, the Board of Directors approved a stock split in the ratio of forty-to-one that increased the number of shares, all held at that time by the President of the Company, from 200,000 to 8,000,000.

  On May 22, 1995, the Company issued 4,000,000 shares of Common Stock to Kwok Li as compensation for his services in connection with the development of the LDR100. Also on May 22, 1995, and June 14, 1995 the Company issued 202,400 and 6,000 shares of Common Stock, respectively, to several employees as compensation for their services to the Company. The Company recorded these grants at $.077 per share, the then current fair value of the Common Stock based on an independent appraisal conducted as of May 22, 1995.

  On April 3, 1996, the Board of Directors recommended, and the shareholders approved, a two-for-one stock split on outstanding shares of common stock as well as options outstanding. At the same time, the option price per share was reduced by 50%.

                              YURIE SYSTEMS, INC.

  The Company's Board of Directors approved a nonstatutory stock option plan effective January 31, 1996, for which 395,800 shares of stock were approved to be issued. On April 2, 1996, the Board of Directors recommended the stock option plan be amended to increase the number of shares available under the Plan to 1,250,000. This increase and the two-for-one stock split approved by the shareholders on April 3, 1996, increased the number of shares available under the plan to 2,500,000. Subsequently, on July 17, 1996, the Board of Directors recommended and the shareholders approved another increase of 700,000 shares, bringing the total number of shares available under the plan to 3,200,000. The exercise price per share was determined based upon estimated fair value on the date of grant. Options are generally exercisable over a four year period and expire ten years after the date of the grant.

  A summary of stock option activity, described above, under the stock option plan is as follows:

                                                                       NUMBER OF
                                                                        SHARES
                                                                       ---------
     Outstanding, January 1, 1996.....................................       --
     Granted:
       At exercise price of $.52 per share............................ 2,103,442
       At exercise price of $2.70 per share...........................   841,100
       At exercise price of $9.00 per share...........................   251,380
       At exercise price of $12.00 per share..........................    17,000
                                                                       ---------
     Total Granted.................................................... 3,212,922
     Exercised........................................................       --
                                                                       ---------
     Outstanding, December 31, 1996................................... 3,212,922
                                                                       =========
     Exercisable options at December 31, 1996.........................   271,500
                                                                       =========

  The Company accounts for its stock-based compensation plans under APB No.
25. No compensation expense has been recognized in connection with the options, as all options have been granted with an exercise price equal to the fair value of the Company's common stock on the date of grant. The Company adopted SFAS No. 123 for disclosure purposes in 1996. For SFAS No. 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 5.96%, expected life of three years, dividend rate of zero percent, and expected volatility of 68.30%. Using these assumptions, the fair value of the stock options granted in 1996 is $2,919,254, which would be amortized as compensation expense over the vesting period of the options. The options generally vest equally over four years. Had compensation expense been determined consistent with SFAS No. 123, utilizing the assumptions detailed above, the Company's net income and earnings per share for the year ended December 31, 1996 would have been reduced to the following pro forma amounts:

                                                                        1996
                                                                     ----------
     Net Income:
       As Reported.................................................. $3,152,408
       Pro forma.................................................... $2,993,026
     Net income per common share:
       As Reported..................................................      $0.14
       Pro forma....................................................      $0.14

  The resulting pro forma compensation cost may not be representative of that expected in future years.

                              YURIE SYSTEMS, INC.

  On November 7, 1996, the Amerindo Technology Growth Fund Inc. (Amerindo) acquired 400,000 shares of common stock of the Company for a purchase price of $12.00 per share. In addition, Amerindo acquired 600,000 shares from officers of the Company for $12.00 per share. Pursuant to the stock purchase agreement, the Company granted Amerindo certain registration rights that begin one year after the date of the effective date of a registration statement relating to an initial public offering effected by the Company (or February 5, 1998).

12. SIGNIFICANT CUSTOMER

  For the years ended December 31, 1994, 1995 and 1996, approximately 53%, 72% and 87%, respectively, of total revenues were generated from sales through or to one customer, AT&T. Included in Other Revenue in the Statement of Operations for the years ended December 31, 1995 and 1996 are fees of $1,108,333 and $391,667, respectively, earned under an agreement entered into in August 1995 that granted AT&T certain rights to market and sell products of the Company.

  Under an amendment to this agreement, AT&T committed to purchase at least $6,500,000, $10,000,000 and $10,000,000 of product in 1996, 1997 and 1998, respectively.

13. SUBSEQUENT EVENT

  On February 5, 1997, the Company completed its initial public offering and sold an aggregate of 4,000,000 shares of Common Stock at $12.00 per share, resulting in net proceeds of $44,640,000, after deducting underwriting discounts.

                              YURIE SYSTEMS, INC.

            BALANCE SHEETS AS OF JUNE 30, 1997 AND DECEMBER 31, 1996
                                  (UNAUDITED)

                                                        JUNE 30,   DECEMBER 31,
                                                          1997         1996
                                                       ----------- ------------
                        ASSETS
CURRENT ASSETS:
  Cash and cash equivalents........................... $28,741,677 $ 3,229,069
  Short term investments..............................  12,881,112         --
  Accounts receivable.................................   8,910,508   4,985,166
  Interest receivable.................................     405,615         --
  Advances............................................     740,477         --
  Inventory...........................................   3,998,550   2,599,915
  Deferred offering costs.............................         --      910,442
  Deferred income taxes...............................     680,326       9,301
  Prepaid expenses....................................     402,145     392,881
                                                       ----------- -----------
    Total current assets..............................  56,760,410  12,126,774
PROPERTY AND EQUIPMENT, net...........................   4,568,794   2,031,301
DEFERRED INCOME TAXES.................................      38,138         --
OTHER ASSETS..........................................     136,462      57,756
                                                       ----------- -----------
    TOTAL ASSETS...................................... $61,503,804 $14,215,831
                                                       =========== ===========
         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable.................................... $ 1,667,163 $ 1,969,714
  Accrued liabilities.................................   3,293,820   3,156,385
  Income taxes payable................................     109,161         --
                                                       ----------- -----------
    Total current liabilities.........................   5,070,144   5,126,099
ACCRUED RENT..........................................      98,753      14,932
DEFERRED INCOME TAXES.................................         --       19,310
STOCKHOLDERS' EQUITY:
  Preferred Stock, par value $.01, authorized
   10,000,000 shares, none issued.....................         --          --
  Common Stock, par value $.01; 50,000,000 shares
   authorized; issued and outstanding, 24,741,341
   shares at June 30, 1997 and 20,608,400 shares at
   December 31, 1996..................................     247,413     206,084
  Additional paid-in capital..........................  49,539,910   4,915,939
  Retained earnings...................................   6,547,584   3,933,467
                                                       ----------- -----------
    Total stockholders' equity........................  56,334,907   9,055,490
                                                       ----------- -----------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........ $61,503,804 $14,215,831
                                                       =========== ===========

                       See notes to financial statements.

                              YURIE SYSTEMS, INC.

          STATEMENTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED

                            JUNE 30, 1997 AND 1996
                                  (UNAUDITED)

                                   THREE MONTHS ENDED      SIX MONTHS ENDED
                                        JUNE 30,               JUNE 30,
                                 ---------------------- ----------------------
                                    1997        1996       1997        1996
                                 ----------- ---------- ----------- ----------
REVENUE:
  Product revenue(1)............ $ 9,966,525 $4,588,000 $17,398,990 $7,391,559
  Service revenue...............     955,998    430,243   1,879,083  1,021,521
  Other revenue.................         --         --          --     391,667
                                 ----------- ---------- ----------- ----------
    Total revenue...............  10,922,523  5,018,243  19,278,073  8,804,747
COSTS OF REVENUE:
  Cost of product revenue.......   3,589,534  1,622,664   6,397,004  2,357,295
  Cost of service revenue.......     746,586    316,022   1,369,072    729,113
                                 ----------- ---------- ----------- ----------
    Total costs of revenue......   4,336,120  1,938,686   7,766,076  3,086,408
                                 ----------- ---------- ----------- ----------
GROSS PROFIT....................   6,586,403  3,079,557  11,511,997  5,718,339
OPERATING EXPENSES:
  Research and development......   1,758,626    944,628   3,329,206  1,346,058
  Sales and marketing...........   1,181,371    237,019   2,296,520    286,018
  General and administrative....   1,328,070    365,093   2,328,758    836,215
                                 ----------- ---------- ----------- ----------
    Total operating expenses....   4,268,067  1,546,740   7,954,484  2,468,291
                                 ----------- ---------- ----------- ----------
INCOME FROM OPERATIONS..........   2,318,336  1,532,817   3,557,513  3,250,048
  Other income..................     464,720     15,569     728,899     54,524
                                 ----------- ---------- ----------- ----------
INCOME BEFORE INCOME TAX
 PROVISION......................   2,783,056  1,548,386   4,286,412  3,304,572
  Provision for income taxes....   1,083,751    619,355   1,672,295  1,321,829
                                 ----------- ---------- ----------- ----------
    NET INCOME.................. $ 1,699,305 $  929,031 $ 2,614,117 $1,982,743
                                 =========== ========== =========== ==========
NET INCOME PER COMMON SHARE..... $      0.06 $     0.04 $      0.10 $     0.09
                                 =========== ========== =========== ==========
WEIGHTED AVERAGE SHARES
 OUTSTANDING....................  26,641,844 21,750,808  25,728,111 21,750,808
                                 =========== ========== =========== ==========

--------
(1) Product revenue includes amounts from related parties of $3,118,170 and $4,818,170 for the three and six months ended June 30, 1997, respectively.

                      See notes to financial statements.

                              YURIE SYSTEMS, INC.

             STATEMENTS OF CASH FLOWS FOR THE THREE AND SIX MONTHS

                          ENDED JUNE 30, 1997 AND 1996
                                  (UNAUDITED)

                              THREE MONTHS ENDED          SIX MONTHS ENDED
                                   JUNE 30,                   JUNE 30,
                           -------------------------  -------------------------
                               1997         1996          1997         1996
                           ------------  -----------  ------------  -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income..............  $  1,699,305  $   929,031  $  2,614,117  $ 1,982,743
 Adjustments to reconcile
  net income to net cash
  used in operating
  activities:
   Depreciation..........       250,754       46,290       396,584       81,371
   Compensation due to
    stock issuance.......           --           --        120,500          --
   Deferred income
    taxes................      (359,335)         --       (728,473)         --
 Changes in assets and
  liabilities:
   Accounts receivable...    (2,530,672)  (2,216,038)   (3,925,342)  (2,388,914)
   Interest receivable...      (405,615)         --       (405,615)         --
   Advances..............      (740,477)         --       (740,477)         --
   Inventory.............       (49,619)      37,447    (1,398,635)      35,971
   Prepaid expenses......       198,629      (46,525)       (9,264)     (60,752)
   Other assets..........      (101,056)     (24,587)      (78,706)     (26,140)
   Accounts payable......      (427,146)     874,927      (302,551)     845,596
   Accrued expenses......     1,030,963      497,973       137,435      598,672
   Income taxes payable..        (6,914)    (347,645)      741,527     (120,889)
   Unearned revenue......           --      (998,000)          --    (3,158,000)
   Accrued rent..........        86,503       (4,471)       83,821       (4,471)
                           ------------  -----------  ------------  -----------
 Net cash used in
  operating activities...    (1,354,680)  (1,251,598)   (3,495,079)  (2,214,813)
                           ------------  -----------  ------------  -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
   Short term
    investments..........    (8,903,112)         --    (12,881,112)         --
   Purchase of property
    and equipment........    (1,506,286)    (527,947)   (2,934,077)    (579,308)
                           ------------  -----------  ------------  -----------
 Net cash used in
  investing activities...   (10,409,398)    (527,947)  (15,815,189)    (579,308)
                           ------------  -----------  ------------  -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
   Net proceeds from
    issuance of common
    stock................       474,385          --     44,822,876          --
                           ------------  -----------  ------------  -----------
 Net cash provided by
  financing activities...       474,385          --     44,822,876          --
                           ------------  -----------  ------------  -----------
NET INCREASE (DECREASE)
 IN CASH AND CASH
 EQUIVALENTS.............   (11,289,693)  (1,779,545)   25,512,608   (2,794,121)
CASH AND CASH
 EQUIVALENTS, BEGINNING
 OF PERIOD...............    40,031,370    2,765,224     3,229,069    3,779,800
                           ------------  -----------  ------------  -----------
CASH AND CASH
 EQUIVALENTS, END OF
 PERIOD..................  $ 28,741,677  $   985,679  $ 28,741,677  $   985,679
                           ============  ===========  ============  ===========
SUPPLEMENTAL DISCLOSURE
 OF CASH FLOW
 INFORMATION:
   Cash paid for income
    taxes................  $  1,450,000  $   992,000  $  1,475,450  $ 1,441,000
                           ============  ===========  ============  ===========

                       See notes to financial statements.

                              YURIE SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1--DESCRIPTION OF BUSINESS

  Yurie Systems, Inc. (the "Company") is a Delaware corporation that was incorporated in February 1992. The Company designs, manufactures, markets and services asynchronous transfer mode ("ATM") access products for telecommunications service providers, corporate end users and government end users. ATM is a standard for packaging and switching digital information that facilitates high speed information transmission with a high degree of efficiency.

NOTE 2--BASIS OF PRESENTATION

  The accompanying unaudited interim financial statements have been prepared in accordance with Regulation S-X pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although management believes that the disclosures are adequate to make the information not misleading.

  In the opinion of management, the unaudited condensed financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the financial position as of June 30, 1997, the results of operations for the three and six month periods ended June 30, 1997 and 1996, and the cash flows for the three and six month periods ended June 30, 1997 and 1996. These financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

NOTE 3--ACCOUNTS RECEIVABLE

  Accounts receivable consisted of the following:

                                                          JUNE 30,  DECEMBER 31,
                                                            1997        1996
                                                         ---------- ------------
     Billed............................................. $8,406,674  $4,166,149
     Unbilled...........................................    446,991     764,863
     Other..............................................     56,843      54,154
                                                         ----------  ----------
       Total accounts receivable........................ $8,910,508  $4,985,166
                                                         ==========  ==========

NOTE 4--INVENTORY

  Inventory consisted of the following:

                                                          JUNE 30,  DECEMBER 31,
                                                            1997        1996
                                                         ---------- ------------
     Raw materials...................................... $1,351,435  $1,836,581
     Work-in-process....................................  1,078,541     688,686
     Finished goods.....................................  1,568,574      74,648
                                                         ----------  ----------
       Total inventory.................................. $3,998,550  $2,599,915
                                                         ==========  ==========

                              YURIE SYSTEMS, INC.

                                  (UNAUDITED)


NOTE 5--ACCRUED LIABILITIES

  Accrued liabilities consisted of the following:

                                                          JUNE 30,  DECEMBER 31,
                                                            1997        1996
                                                         ---------- ------------
     Accrued salaries and employee benefits............. $1,501,648  $1,563,704
     Accrued sales and use tax..........................    288,344     272,784
     Warranty accrual...................................  1,179,223     544,306
     Deferred offering costs............................        --      653,000
     Other accrued liabilities..........................    324,605     122,591
                                                         ----------  ----------
       Total accrued liabilities........................ $3,293,820  $3,156,385
                                                         ==========  ==========

NOTE 6--COMMITMENTS

  On May 1, 1997, the Company entered into a lease for approximately 137,000 rentable square feet. This facility is being used as the Company's principal offices. The lease commenced on June 1, 1997 and expires on November 30, 2004. Rental payments begin on December 1, 1997, with the monthly rent being recorded on a straight line basis over the life of the lease.

NOTE 7--RELATED PARTY TRANSACTIONS

  In March 1997, one of the Company's officers became a majority shareholder in and the acting Chairman of the Board of a corporation that provides communications services specifically configured to meet the needs of large network users. Yurie had product sales to this company totaling $3,118,170 and $4,818,170 during the three and six months ended June 30, 1997, respectively. At June 30, 1997, accounts receivable from this company totaled $3,274,079.

NOTE 8--EARNINGS PER SHARE

  In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (EPS) which simplifies the standards for computing EPS previously found in APB Opinion No. 15 and makes them comparable to international EPS standards. The Statement is effective for financial statements issued for periods ending after December 15, 1997. Had the following statement been effective for the three and six months ended June 30, 1997 and 1996, earnings per share would have been presented as follows:

                                                      THREE MONTHS  SIX MONTHS
                                                          ENDED        ENDED
                                                        JUNE 30,     JUNE 30,
                                                      ------------- -----------
                                                       1997   1996  1997  1996
                                                      ------ ------ ----- -----
     Earnings per common share.......................   $.07   $.05  $.11  $.10
                                                      ====== ====== ===== =====
     Earnings per common share--assuming dilution....   $.06   $.04  $.10  $.09
                                                      ====== ====== ===== =====

NOTE 9--INITIAL PUBLIC OFFERING

  On February 5, 1997, the Company completed its initial public offering and sold an aggregate of 4,000,000 shares of Common Stock at $12.00 per share, resulting in net proceeds of $44,640,000 after deducting underwriting discounts. Other deferred offering costs related to the initial public offering totaling $1,230,937 as of June 30, 1997 have been netted against paid-in capital.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEI-THER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 -------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   2
Risk Factors.............................................................   5
Use of Proceeds..........................................................  13
Dividend Policy..........................................................  13
Capitalization...........................................................  14
Dilution.................................................................
Selected Financial Data..................................................  15
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  16
Business.................................................................  25
Management...............................................................  39
Certain Transactions.....................................................  49
Principal and Selling Stockholders.......................................  50
Plan of Distribution.....................................................  51
Description of Capital Stock.............................................  52
Shares Eligible For Future Sale..........................................  54
Legal Matters............................................................  55
Experts..................................................................  55
Available Information....................................................  55
Index to Financial Statements............................................ F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             2,020,000 Shares

                     [LOGO OF YURIE SYSTEMS APPEARS HERE]

                               Common Stock

                               -----------------

                                PROSPECTUS

                               -----------------

                             November  , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Estimated expenses payable by the Company in connection with the sale of the Common Stock offered hereby are as follows:

   Registration fee................................................ $ 18,860.98
   Printing and engraving expenses.................................   50,000.00
   Legal fees and expenses.........................................   50,000.00
   Accounting fees and expenses....................................   30,000.00
   Transfer agent and registrar fees and expenses..................    1,000.00
   Miscellaneous...................................................      139.02
                                                                    -----------
     Total......................................................... $150,000.00
                                                                    ===========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company's Certificate and Bylaws provide that the Company shall indemnify to the fullest extent authorized by the DGCL, each person who is involved in any litigation or other proceeding because such person is or was a director or officer of the Company or is or was serving as an officer or director of another entity at the request of the Company, against all expense, loss or liability reasonably incurred or suffered in connection therewith. The Certificate and Bylaws provide that the right to indemnification includes the right to be paid expenses incurred in defending any proceeding in advance of its final disposition; provided, however, that such advance payment will only be made upon delivery to the Company of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director is not entitled to indemnification. If the Company does not pay a proper claim for indemnification in full within 60 days after a written claim for such indemnification is received by the Company, the Certificate of Incorporation and Bylaws authorize the claimant to bring an action against the Company and prescribe what constitutes a defense to such action.

  Section 145 of the DGCL permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reason to believe his conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be made only for expenses, actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit, if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

  Pursuant to Section 102(b)(7) of the DGCL, Article EIGHT of the Company's Certificate eliminates the liability of a director to the corporation or its stockholders for monetary damages for such breach of fiduciary duty as a director, except for liabilities arising (i) from any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) from any transaction from which the director derived an improper personal benefit.

  The Company has obtained primary and excess insurance policies insuring the directors and officers of the Company against certain liabilities that they may incur in their capacity as directors and officers. Under such policies, the insurers, on behalf of the Company, may also pay amounts for which the Company has granted indemnification to the directors or officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  In the three years preceding the filing of this registration statement, the Company has issued shares of common stock in the following transactions, each of which was intended to be exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereunder. The shares in each of the following transactions are presented as adjusted for a 2:1 stock split which the Company effected on April 3, 1996.

  On May 22, 1995, the Company issued 4,000,000 shares of common stock to Kwok Li as compensation.

  On May 22, 1995, the Company issued 200 shares of common stock to each of the following persons as compensation: Joseph Aviles, Jr., David Brooks, Kawaldeep Chadha, John Randy Crout, William Flynn, Lawrence Foster, Erin Holiday, Yvonne Julien, Cynthia Kim, William Marshall, Arthur Mobley and Patrick O'Connor.

  On May 22, 1995, the Company issued 200,000 shares of common stock to Yung Lung Ho as compensation.

  On June 14, 1995, the Company issued 4,000 shares of common stock to Arthur Mobley as compensation.

  On June 14, 1995, the Company issued 2,000 shares of common stock to David Brooks as compensation.

  In addition, on November 6, 1996, Amerindo acquired 400,000 shares of common stock from the Company for $4.8 million.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
  (a) Exhibits:

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  3.1*   Amended and Restated Certificate of Incorporation of Yurie Systems,
         Inc. (filed as Exhibit 3.1 to the Company's Registration Statement on
         Form S-1, filed on November 7, 1996, as amended, No. 333-15759 (the
         "November 1996 Form S-1")).
  3.2*   Amended and Restated Bylaws of Yurie Systems, Inc. (filed as Exhibit
         3.2 to the Company's Quarterly Report on Form 10-Q for the Quarter
         Ended March 31, 1997 (the "March 31, 1997 Form 10-Q")).
  4.1*   Specimen Certificate representing the Common Stock (filed as Exhibit
         4.1 to the November 1996 Form S-1).
  5.1**  Opinion of Fried, Frank, Harris, Shriver & Jacobson as to legality of the securities registered hereunder.
 10.1**  Yurie Systems, Inc. Amended and Restated 1996 Non Statutory Stock
         Option Plan, as amended June 30, 1997.
 10.2*   Jeong H. Kim Employment Agreement, dated as of July 31, 1996 (filed as
         Exhibit 10.3 to the November 1996 Form S-1).
 10.3*   Kwok Li Employment Agreement, dated as of July 31, 1996 (filed as
         Exhibit 10.4 to the November 1996 Form S-1).
 10.4**  Amendment to Kwok Li Employment Agreement, dated as of June 27, 1997.
 10.5*   Registration Rights Agreement between Yurie Systems, Inc. and Jeong H.
         Kim, dated as of July 31, 1996 (filed as Exhibit 10.5 to the November
         1996 Form S-1).
 10.6*   Registration Rights Agreement between Yurie Systems, Inc. and Kwok L.
         Li, dated as of July 31, 1996 (filed as Exhibit 10.6 to the November
         1996 Form S-1).
 10.7*   Registration Rights Agreement between Yurie Systems, Inc. and Kenneth
         D. Brody, dated as of July 1, 1996 (filed as Exhibit 10.7 to the
         November 1996 Form S-1).
 10.8*   Equity Incentive Agreement between Yurie Systems, Inc., Jeong H. Kim and Kenneth D. Brody, dated as of July 1, 1996 (filed as Exhibit 10.8 to the November 1996 Form S-1).
 10.9*   Agreement of Lease between Digital Equipment Corporation and Yurie
         Systems, Inc., dated as of April 18, 1997 (filed as Exhibit 10.9 to the March 31, 1997 Form 10-Q).
 10.10*  Amended and Restated Agreement between AT&T Corp. Government
         Markets/Defense Markets and Yurie Systems, Inc., dated as of December
         4, 1996 (filed as Exhibit 10.10 to the November 1996 Form S-1).
 10.11*  Stock Purchase Agreement between Yurie Systems, Inc. and Amerindo
         Technology Growth Fund, Inc., dated October 31, 1996 (filed as Exhibit
         10.11 to the November 1996 Form S-1).
 10.12*  Yurie Systems, Inc. Employee Stock Purchase Plan (filed as Exhibit
         10.12 to the November 1996 Form S-1).
 10.13*  Yurie Systems, Inc. 401(k) Savings Plan (filed as Exhibit 10.13 to the
         November 1996 Form S-1).
 10.14*  Harry J. Carr Employment Agreement, dated as of April 30, 1997 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the
         Quarter Ended June 30, 1997 (the "June 30, 1997 Form 10-Q").
 10.15*  Harry J. Carr Stock Option Agreement, dated as of April 30, 1997
         (filed as Exhibit 10.2 to the June 30, 1997 Form 10-Q).
 10.16*  Purchase Agreement between Yurie Systems, Inc. and Splitrock Services,
         Inc., dated as of July 1, 1997 (filed as Exhibit 10.3 to the June 30,
         1997 Form 10-Q).
 10.17   AT&T Yurie Addendum dated as of November 3, 1997.
 11.1*   Statement re computation of earnings per share (filed as Exhibit 11.1 to the June 30, 1997 Form 10-Q).
 23.1    Consent of Deloitte & Touche, LLP.
 23.2**  Consent of Fried, Frank, Harris, Shriver & Jacobson (included in
         Exhibit 5.1).
 24.1**  Power of Attorney (included on signature page).

--------
 * Incorporated herein by reference.
** Previously filed.

  (b) Financial Statement Schedules:

  All other schedules are omitted because they are not required, are not applicable or the information is included in the consolidated financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the established maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

    (2) That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL THE REQUIREMENTS FOR FILINGS ON FORM S-1 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN LANDOVER, MARYLAND ON NOVEMBER 4, 1997.

                                          Yurie Systems, Inc.


                                          By:       /s/ Jeong H. Kim
                                              ----------------------------------
                                              JEONG H. KIM CHAIRMAN OF THE BOARD
                                                  AND CHIEF EXECUTIVE OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THIS 4TH DAY OF NOVEMBER, 1997.

              SIGNATURE                         TITLE                DATE

          /s/  Jeong H. Kim             Chairman of the
-------------------------------------    Board and Chief
            JEONG H. KIM                 Executive Officer

                  *                     Vice Chairman of the
-------------------------------------    Board and Chief
             KWOK L. LI                  Technical Officer

                  *                     President, Chief
-------------------------------------    Operating Officer,
            HARRY J. CARR                and a Director

                  *                     Senior Vice
-------------------------------------    President, Sales
         BARTON Y. SHIGEMURA             and Marketing and a
                                         Director

                  *                     Chief Financial
-------------------------------------    Officer and
          HARRY J. D'ANDREA              Treasurer (also
                                         serves as Chief
                                         Accounting Officer)

                  *                     Director
-------------------------------------
          R. JAMES WOOLSEY

                  *                     Director
-------------------------------------
            HERBERT RABIN

                  *                     Director
-------------------------------------
          KENNETH D. BRODY

                  *                     Director
-------------------------------------
          WILLIAM J. PERRY

*By:        /s/ Jeong H. Kim            Attorney-in-Fact
     --------------------------------
            JEONG H. KIM

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  3.1*   Amended and Restated Certificate of Incorporation of Yurie Systems,
         Inc. (filed as Exhibit 3.1 to the Company's Registration Statement on
         Form S-1, filed on November 7, 1996, as amended, No. 333-15759 (the
         "November 1996 Form S-1")).
  3.2*   Amended and Restated Bylaws of Yurie Systems, Inc. (filed as Exhibit
         3.2 to the Company's Quarterly Report on Form 10-Q for the Quarter
         Ended March 31, 1997 (the "March 31, 1997 Form 10-Q")).
  4.1*   Specimen Certificate representing the Common Stock (filed as Exhibit
         4.1 to the November 1996 Form S-1).
  5.1**  Opinion of Fried, Frank, Harris, Shriver & Jacobson as to legality of the securities registered hereunder.
 10.1**  Yurie Systems, Inc. Amended and Restated 1996 Non Statutory Stock
         Option Plan, as amended June 30, 1997.
 10.2*   Jeong H. Kim Employment Agreement, dated as of July 31, 1996 (filed as
         Exhibit 10.3 to the November 1996 Form S-1).
 10.3*   Kwok Li Employment Agreement, dated as of July 31, 1996 (filed as
         Exhibit 10.4 to the November 1996 Form S-1).
 10.4**  Amendment to Kwok Li Employment Agreement, dated as of June 27, 1997.
 10.5*   Registration Rights Agreement between Yurie Systems, Inc. and Jeong H.
         Kim, dated as of July 31, 1996 (filed as Exhibit 10.5 to the November
         1996 Form S-1).
 10.6*   Registration Rights Agreement between Yurie Systems, Inc. and Kwok L.
         Li, dated as of July 31, 1996 (filed as Exhibit 10.6 to the November
         1996 Form S-1).
 10.7*   Registration Rights Agreement between Yurie Systems, Inc. and Kenneth
         D. Brody, dated as of July 1, 1996 (filed as Exhibit 10.7 to the
         November 1996 Form S-1).
 10.8*   Equity Incentive Agreement between Yurie Systems, Inc., Jeong H. Kim and Kenneth D. Brody, dated as of July 1, 1996 (filed as Exhibit 10.8 to the November 1996 Form S-1).
 10.9*   Agreement of Lease between Digital Equipment Corporation and Yurie
         Systems, Inc., dated as of April 18, 1997 (filed as Exhibit 10.9 to the March 31, 1997 Form 10-Q).
 10.10*  Amended and Restated Agreement between AT&T Corp. Government
         Markets/Defense Markets and Yurie Systems, Inc., dated as of December
         4, 1996 (filed as Exhibit 10.10 to the November 1996 Form S-1).
 10.11*  Stock Purchase Agreement between Yurie Systems, Inc. and Amerindo
         Technology Growth Fund, Inc., dated October 31, 1996 (filed as Exhibit
         10.11 to the November 1996 Form S-1).
 10.12*  Yurie Systems, Inc. Employee Stock Purchase Plan (filed as Exhibit
         10.12 to the November 1996 Form S-1).
 10.13*  Yurie Systems, Inc. 401(k) Savings Plan (filed as Exhibit 10.13 to the
         November 1996 Form S-1).
 10.14*  Harry J. Carr Employment Agreement, dated as of April 30, 1997 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the
         Quarter Ended June 30, 1997 (the "June 30, 1997 Form 10-Q").
 10.15*  Harry J. Carr Stock Option Agreement, dated as of April 30, 1997
         (filed as Exhibit 10.2 to the June 30, 1997 Form 10-Q).

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
 10.16*  Purchase Agreement between Yurie Systems, Inc. and Splitrock Services,
         Inc., dated as of July 1, 1997 (filed as Exhibit 10.3 to the June 30,
         1997 Form 10-Q).
 10.17   AT&T Yurie Addendum dated as of November 3, 1997.
 11.1*   Statement re computation of earnings per share (filed as Exhibit 11.1 to the June 30, 1997 Form 10-Q).
 23.1    Consent of Deloitte & Touche, LLP.
 23.2**  Consent of Fried, Frank, Harris, Shriver & Jacobson (included in
         Exhibit 5.1).
 24.1**  Power of Attorney (included on signature page).

--------
 * Incorporated herein by reference.
** Previously filed.